As filed with the Securities and Exchange Commission on October 21, 1996
                                                      Registration No. 333-11989

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                              SILGAN HOLDINGS INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                    06-1269834
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

                              -------------------

                                4 Landmark Square
                               Stamford, CT 06901
                                 (203) 975-7110
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------

                               Harley Rankin, Jr.
                                4 Landmark Square
                               Stamford, CT 06901
                                 (203) 975-7110
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                        Copies of all communications to:

         Frank W. Hogan, III, Esq.                 Jerry V. Elliott, Esq.
    Winthrop, Stimson, Putnam & Roberts             Shearman & Sterling
           695 East Main Street                    599 Lexington Avenue
            Stamford, CT 06901                      New York, NY 10022
              (203) 348-2300                          (212) 848-4000

                              -------------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
       If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              -------------------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                  SUBJECT TO COMPLETION, DATED OCTOBER 21, 1996


[Insert Silgan Trademark]

                                     Shares

                              Silgan Holdings Inc.

                                  Common Stock
                           (par value $.01 per share)

                              -------------------


       All of the shares of Common Stock offered hereby are being sold by the Company. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $ and $ . For factors considered in determining the initial public offering price, see "Underwriting".


       See "Risk Factors" beginning on page 15 for a discussion of certain considerations relevant to an investment in the Common Stock.


       Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "SLGN".


                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                   Initial Public              Underwriting             Proceeds to
                                                                   Offering Price               Discount<F1>             Company<F2>
                                                                   --------------              -------------            ------------
Per Share...................................................              $                          $                       $
Total<F3>...................................................            $                          $                       $


<F1>     The Company has agreed to indemnify the  Underwriters  against  certain liabilities, including liabilities under the Securities Act of 1933.

<F2>     Before deducting estimated expenses of $        payable by the Company.

<F3>     The  Company  has  granted  the  Underwriters  an option for 30 days to purchase up to an additional shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company
         will be $      , $      and $      , respectively. See "Underwriting".

                              -------------------

       The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
    , 1996, against payment therefor in immediately available funds.

Goldman, Sachs & Co.
                              Morgan Stanley & Co.
                                  Incorporated
                                                            Salomon Brothers Inc

                              -------------------

              The date of this Prospectus is               , 1996.

                           [Reserved for photographs]










      The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each year of the Company.

                              -------------------

       IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

       Silgan Holdings Inc. ("Holdings") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports with the Securities and Exchange Commission (the "Commission"). Reports filed by Holdings may be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov.

       Holdings has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                              -------------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents filed with the Commission (File No. 33-28409) pursuant to the Exchange Act are incorporated herein by reference:


1. Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (excluding the Financial Statements of Silgan Corporation included therein);

2.     Holdings'  Annual  Report on Form  10-K/A-1  for the  fiscal  year  ended
       December  31,  1995   (excluding  the  Financial   Statements  of  Silgan
       Corporation included therein);


3. Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

4. Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

5. Holdings' Current Report on Form 8-K dated August 14, 1995, as amended by Amendment to Current Report on Form 8-K/A dated October 16, 1995;


6.     Holdings' Current Report on Form 8-K dated May 31, 1996;

7.     Holdings' Current Report on Form 8-K dated August 2, 1996; and

8.     Holdings' Current Report on Form 8-K dated September 16, 1996.


       Holdings will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Silgan Holdings Inc., 4 Landmark Square, Stamford, CT 06901, Attention: Chief Financial Officer (Telephone Number (203) 975-7110).

       Statements contained in this Prospectus as to the contents of any contract or document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements of the Company contained elsewhere in this Prospectus, as well as the information appearing in the documents incorporated by reference herein. Unless otherwise indicated or unless the context otherwise requires, (i) the term "Company" means the combined business operations of Holdings and its subsidiaries, and the term "Silgan" means Silgan Corporation, a Delaware corporation and a wholly owned subsidiary of Holdings; (ii) all share and per share data have been adjusted to reflect the to stock split of the outstanding Common Stock of Holdings effected by Holdings prior to the date of this Prospectus (the "Stock Split"), as described under "Description of Capital Stock"; (iii) the information contained in this Prospectus (A) gives effect to the amendment to Holdings' restated certificate of incorporation to convert the separate classes of common stock of Holdings into one class of common stock of Holdings (see "Description of Capital Stock"), (B) assumes the Underwriters' over-allotment option is not exercised and (C) assumes a public offering price per share of Common Stock equal to $ ; and (iv) all net sales, unit sales and market share data for 1995 give pro forma effect to the acquisition of substantially all of the assets of the Food Metal and Specialty business ("AN Can") of American National Can Company ("ANC"). Certain information contained in this summary and elsewhere in this Prospectus, including information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's expected operations, expected financial results, cost savings, plans and strategy for its business and related financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors".

                                   The Company

         The Company is a leading North American manufacturer of consumer goods packaging products that currently produces (i) steel and aluminum containers for human and pet food, (ii) custom designed plastic containers for personal care, health, food, pharmaceutical and household chemical products and (iii) specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. The Company is the largest manufacturer of metal food containers in North America, with a unit sale market share during 1995 of 36% in the United States, and is a leading manufacturer of plastic containers in North America for personal care products. The Company's strategy is to increase shareholder value by growing its existing businesses and expanding into other segments by applying its expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses.


         The Company was founded in 1987 by its current Co-Chief Executive Officers. Since its inception, the Company has acquired and successfully integrated ten businesses, including the recent acquisitions of AN Can in August 1995 for a purchase price of approximately $362.0 million (including net working capital of approximately $156.0 million) and the U.S. metal container manufacturing business ("DM Can") of Del Monte Corporation ("Del Monte") in December 1993 for a purchase price of approximately $73.3 million (including net working capital of approximately $21.9 million). In addition, on October 9, 1996 the Company completed its acquisition of Finger Lakes Packaging, Inc. ("Finger Lakes"), the metal food container manufacturing subsidiary of Curtice Burns Foods, Inc. ("Curtice Burns"). See "--Recent Developments". The Company's strategy has enabled it to rapidly increase its revenues and operating income. The Company's net sales have increased from $678.2 million in 1991 to $1,404.4 million in 1995, representing a compound annual growth rate of approximately 20%. During this period, pro forma for the AN Can acquisition, income from operations increased from $39.3 million in 1991 to $112.2 million in 1995, representing a 30% compound annual growth rate, while the Company's income from operations as a percentage of net sales increased from 5.8% to 8.0% over the same period (in each case without giving effect to a charge of $14.7 million in 1995 to adjust the carrying value of certain assets).

         The Company's philosophy, which has contributed to its strong performance since inception, is based on: (i) a significant equity ownership by management and an entrepreneurial approach to business, (ii) its low cost producer position and (iii) its long-term customer relationships. The Company's senior management has a significant ownership interest in the Company, which fosters an entrepreneurial management style and places a primary focus on creating shareholder value. Management is highly focused on maintaining a flat, efficient organizational structure, resulting in low selling, general and administrative expenses as a percentage of total net sales. The Company believes that it has achieved a low cost producer position primarily through (i) its low selling, general and administrative expenses, (ii) purchasing economies, (iii) significant capital investments that have generated manufacturing and production efficiencies, (iv) plant consolidations and rationalizations and (v) the proximity of its plants to its customers. The Company's philosophy has also been to develop long-term customer relationships by acting in partnership with its customers, providing reliable quality and service and utilizing its low cost producer position. This philosophy has resulted in numerous long-term supply contracts, high retention of customers' business and recognition from its customers, as demonstrated by many quality and service awards.

Growth Strategy

         The Company intends to enhance its position as a leading supplier of consumer goods packaging products by aggressively pursuing a strategy designed to achieve future growth and to increase profitability. The key components of this strategy are to (i) increase the Company's market share in its current business lines through acquisitions and internal growth, (ii) expand into complementary business lines by applying the Company's acquisition and operating expertise to other areas of the North American consumer goods packaging market and (iii) improve the profitability of acquired businesses through integration, rationalization and capital investments to enhance their manufacturing and production efficiency.


  Increase Market Share Through Acquisitions and Internal Growth. The Company has increased its revenues and market share in the metal container, plastic container and specialty markets through acquisitions and internal growth. As a result of this strategy, the Company has diversified its customer base, geographic presence and product line. Management believes that certain industry trends exist which will enable the Company to continue to acquire attractive businesses in its existing markets. For example, during the past ten years, the metal container market has experienced significant consolidation due to the desire by food processors to reduce costs and deploy resources to their core operations. Self-manufacturers are increasingly outsourcing their container needs by selling their operations to commercial container manufacturing companies and agreeing to purchase containers from the buyer pursuant to long-term contracts. The Company's acquisitions of the metal container manufacturing operations of the Nestle Food Company ("Nestle"), The Dial Corporation and Del Monte reflect this trend. As a result of its growth strategy, the Company has more than tripled its overall share of the U.S. metal food container market from approximately 10% in 1987 to approximately 36% in 1995. The Company expects this consolidation trend to continue as evidenced by its October 9, 1996 acquisition of Finger Lakes. See "--Recent Developments". The Company's plastic container business has also increased its market position primarily through strategic acquisitions, from a sales base of $88.8 million in 1987 to $219.6 million in 1995. The plastic container segment of the consumer goods packaging industry is highly fragmented, and management intends to capitalize on consolidation opportunities in that segment.

         The Company also expects to generate internal growth due to its participation in certain higher growth segments of the consumer goods packaging market. For example, due to increasing consumer preference for plastic as a substitute for glass, the Company is aggressively pursuing opportunities for its custom designed polyethylene terephthalate ("PET") and high density polyethylene ("HDPE") containers. These opportunities include producing PET containers for regional bottled water companies, and HDPE and PET containers for products such as shampoo, mouthwash, salad dressing and liquor. The Company also believes that there will be opportunities to expand its specialty business, which generated net sales of $83.6 million in 1995. Specialty products manufactured by the Company include metal closures for vacuum sealed glass containers, its licensed Omni plastic container, a plastic, microwaveable bowl with an easy-open metal end, and paper containers.


  Expand into Complementary Business Lines Through Acquisitions. Management believes that it can successfully apply its acquisition and operating expertise to new segments of the consumer goods packaging industry. For example, with the AN Can acquisition, the Company expanded its specialty business into metal caps and closures and its licensed Omni product. Management believes that certain trends in and characteristics of the North American consumer goods packaging industry will continue to generate attractive acquisition opportunities in complementary business lines. The Company is focused on the North American consumer goods packaging industry, which represents a significant part of the $95 billion North American packaging market (based on estimated total sales in 1994). Importantly, the industry is also fragmented, with numerous segments and multiple participants in each of them. In addition, many of these segments are experiencing consolidation.


  Enhance Profitability of Acquired Companies. The Company seeks to acquire businesses at reasonable cash flow multiples and to enhance profitability by rationalizing plants, by improving manufacturing and production efficiencies and through purchasing economies. Since 1991, the Company has reduced costs by closing twelve smaller, higher cost facilities. Since its inception in 1987, the Company has invested approximately $244.5 million to upgrade acquired manufacturing facilities, aimed at generating manufacturing and production efficiencies and achieving a low cost producer position. As a result, the Company's acquisitions have generally been accretive to earnings and have produced high returns on assets. The AN Can acquisition illustrates the ability of the Company to enhance the profitability of acquired businesses. The Company estimates that it has reduced AN Can's operating costs from its historical 1994 level by at least $21.0 million, through selling and administrative cost reductions, improved manufacturing and production efficiencies and purchasing economies. The Company expects to further reduce AN Can's operating costs beginning in 1997 through the elimination of transitional administrative costs, the realization of additional manufacturing and production synergies with its metal container business and plant rationalizations.


Financial Strategy

         The Company's financial strategy has been to use leverage to support its growth and optimize shareholder returns. The Company's stable and predictable cash flow, generated largely as a result of its long-term customer relationships, has supported its financial strategy. Management has successfully operated its businesses and achieved its growth strategy while managing the Company's indebtedness. Management intends to apply this strategy to further expand its business. Additionally, the Offering will provide the Company with improved financial flexibility to implement its growth strategy.

Management

         The Company was founded by R. Philip Silver and D. Greg Horrigan, former members of senior management of the packaging operations of Continental Group Inc. ("Continental Can Company"), which in 1986 was one of the largest packaging companies in the world with net sales of approximately $3.5 billion. At Continental Can Company, Mr. Silver served as President, and Mr. Horrigan served as Executive Vice President and Operating Officer. The Company's senior members of management have on average 24 years of experience in the packaging industry. Mr. Silver, Mr. Horrigan and other members of senior management have a large ownership interest in the Company. After the Offering, Mr. Silver and Mr. Horrigan will own % of the fully diluted Common Stock and senior management (including Messrs. Silver and Horrigan) will own % of the fully diluted Common Stock. The Company's ownership structure and philosophy align management's interests with those of its shareholders.

Business Segments


         Holdings is a holding company that conducts its business through two operating companies, Silgan Containers Corporation ("Containers") and Silgan Plastics Corporation ("Plastics"), each of which is a wholly owned subsidiary of Silgan.

  Containers. For 1995, Containers had net sales of $1,184.8 million (84% of the Company's net sales) and pro forma income from operations of $100.5 million (88% of the Company's pro forma income from operations) (without giving effect to corporate expense and a charge of $14.7 million in 1995 to adjust the carrying value of certain assets). Containers manufactures metal containers for vegetables, fruit, pet food, meat, tomato based products, coffee, soup, seafood and evaporated milk. The Company estimates that approximately 85% of Containers' sales in 1996 will be pursuant to long-term supply arrangements. Containers also manufactures certain specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. For 1995, Containers had net sales of specialty packaging items of $83.6 million.

  Plastics. For 1995, Plastics had net sales of $219.6 million (16% of the Company's net sales) and income from operations of $13.2 million (12% of the Company's pro forma income from operations) (without giving effect to corporate expense and a charge of $14.7 million in 1995 to adjust the carrying value of certain assets). Plastics emphasizes value-added design, fabrication and decoration of custom containers in its business. Plastics manufactures custom designed HDPE containers for health and personal care products, including containers for shampoos, conditioners, hand creams, lotions, cosmetics and toiletries, household chemical products, including containers for scouring cleaners, cleaning agents and lawn and garden chemicals and pharmaceutical products, including containers for tablets, antacids and eye cleaning solutions. Plastics also manufactures PET custom designed containers for mouthwash, respiratory and gastrointestinal products, liquid soap, skin care lotions, salad dressings, condiments, instant coffee, bottled water and liquor.

                               Recent Developments

Acquisition


         On October 9, 1996, Containers acquired substantially all of the assets of Finger Lakes, a metal food container manufacturer with facilities in Lyons, New York and Benton Harbor, Michigan and a wholly owned subsidiary of Curtice Burns. As part of the transaction, Containers entered into a ten year supply agreement with Curtice Burns to supply all of the metal food container requirements of Curtice Burns' Comstock Michigan Fruit and Brooks Foods divisions . For its fiscal year ended June 29, 1996, Finger Lakes had net sales of $48.8 million. The Company financed this acquisition through working capital borrowings under the Silgan Credit Agreement (as defined herein).


Refinancing

         The Company has actively refinanced its higher cost indebtedness with lower cost indebtedness. Since 1995, the Company will have refinanced all of Holdings' 13-1/4% Senior Discount Debentures due 2002 (the "Discount Debentures"), with the following: (i) lower cost bank indebtedness, (ii) proceeds from the sale of Holdings' Exchangeable Preferred Stock Mandatorily Redeemable 2006 (the "Exchangeable Preferred Stock") and (iii) proceeds from the Offering. The net result of this refinancing will be approximately $19.6 million of annual current cash interest savings (excluding non-cash interest on obligations related to the Exchangeable Preferred Stock). Such refinancing will also permit the Company to deduct accreted interest of approximately $103.0 million on the Discount Debentures from their time of issuance, which will reduce the Company's tax liability by $25.9 million for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Holdings also intends to issue Subordinated Debentures due 2006 (the "Exchange Debentures") in exchange for its Exchangeable Preferred Stock. This will allow the Company to deduct substantially all of the cash payments of interest on the Exchange Debentures.


                                  The Offering

Common Stock offered by the Company...........             shares

Common Stock to be outstanding after this
offering (the "Offering").....................             shares(a)

Use of Proceeds...............................     The  net  proceeds  from  the
                                                   Offering   will  be  used  to
                                                   redeem the remaining Discount
                                                   Debentures  and  to  repay  a
                                                   portion    of   the    amount
                                                   outstanding  under the Silgan
                                                   Credit Agreement. See "Use of
                                                   Proceeds".

Proposed Nasdaq Symbol.......................      SLGN

----------
(a) Excludes shares of Common Stock reserved for issuance under the Silgan Holdings Inc. Stock Option Plan (the "Stock Option Plan"). There are currently options outstanding under the Stock Option Plan, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management--Stock Option Plan". The weighted average exercise price for all of the options currently outstanding under the
         Stock Option Plan is $     per share.

             Summary Historical and Pro Forma Financial Information

         The following summary historical and pro forma consolidated financial information of Holdings were derived from, and should be read in conjunction with, the historical financial statements and pro forma financial information of Holdings, including the notes thereto, that appear elsewhere in this Prospectus.

         The summary unaudited pro forma operating data and other data for the six months ended June 30, 1996 give effect to (i) the Offering and the use of the proceeds therefrom, (ii) the use of the proceeds from the sale (the
"Preferred Stock Sale") on July 22, 1996 by Holdings of 50,000 shares of Exchangeable Preferred Stock to (a) purchase Holdings' Class B Common Stock, par value $.01 per share (the "Holdings Class B Stock"), held by Mellon Bank N.A. ("Mellon"), as trustee for First Plaza Group Trust ("First Plaza"), and (b) redeem $12.0 million principal amount of Discount Debentures, (iii) the incurrence of $125.0 million of additional B term loans in July 1996 and $17.4 million of working capital loans in June 1996 under the Silgan Credit Agreement, and the use of such proceeds to redeem a portion of the Discount Debentures, and
(iv) the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures (collectively, the "Refinancing") as if such events had occurred as of January 1, 1996. The summary unaudited pro forma balance sheet data at June 30, 1996 give effect to the Refinancing (other than events that occurred prior to such date) as if it had occurred as of such date.

         The summary unaudited pro forma operating data and other data for the fiscal year ended December 31, 1995 give effect to (i) the acquisition of AN Can, (ii) borrowings under the Silgan Credit Agreement which were used to (a) finance the acquisition of AN Can, (b) repay in full amounts owing under the Company's previous credit agreement and Silgan's Senior Secured Floating Rate Notes due 1997 (the "Secured Notes"), and (c) repurchase $61.7 million principal amount at maturity of Discount Debentures, and (iii) the Refinancing, as if such events had occurred as of January 1, 1995.

         The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if such events had in fact occurred as of such dates or at the beginning of the periods presented, or to project the Company's financial position or results of operations for any future date or period. The unaudited pro forma financial data and accompanying notes should be read in conjunction with the unaudited pro forma condensed statements of operations and the historical financial information of Holdings, including notes thereto, included elsewhere in this Prospectus.

                              Summary Historical and Pro Forma Financial Information

                                                          Year Ended December 31,                       Six Months Ended June 30,
                                            ------------------------------------------------     -----------------------------------
                                                                                                               (Unaudited)
                                            Pro Forma                                            Pro Forma
                                             1995(a)       1995(b)      1994(c)      1993(c)      1996(a)      1996(b)      1995(b)
                                             -------       -------      -------      -------      -------      -------      -------
                                           (Unaudited)
                                                                   (Dollars in millions, except per share data)
Operating Data:
Net sales................................    $1,404.4     $1,101.9       $861.4       $645.5       $606.9        $606.9      $405.0
Cost of goods sold.......................     1,234.9        970.5        748.3        571.2        521.7         521.7       346.2
                                              -------      -------        -----        -----        -----         -----       -----
Gross profit.............................       169.5        131.4        113.1         74.3         85.2          85.2        58.8
Selling, general and administrative
   expenses..............................        57.4         46.9         38.0         32.5         27.2          27.2        17.7
Reduction in carrying value of assets(d).        14.7         14.7         16.7          --           --            --          --
                                              -------      -------        -----        -----        -----         -----       -----
Income from operations(e)................        97.4         69.8         58.4         41.8         58.0          58.0        41.1
Interest expense and other related
   financing costs.......................        78.9         80.7         65.8         54.3         41.2          45.8        34.8
                                              -------      -------        -----        -----        -----         -----       -----
 Income (loss) before income taxes.......        18.5        (10.9)        (7.4)       (12.5)        16.8          12.2         6.3
 Income tax provision....................         2.0          5.1          5.6          1.9          1.8           2.5         4.2
                                              -------      -------        -----        -----        -----         -----       -----
 Income (loss) before extraordinary
   charges and cumulative effect of
   changes in accounting principles......        16.5        (16.0)       (13.0)       (14.4)        15.0           9.7         2.1
                                              -------      -------        -----        -----        -----         -----       -----
Extraordinary charges relating to early
   extinguishment of debt(f).............        --           (5.8)         --          (1.3)         --            --          --
Cumulative effect of changes in
   accounting principles(g)..............        --           --            --          (6.3)         --            --          --
                                              -------      -------        -----        -----        -----         -----       -----

Net income (loss)(f).....................     $  16.5     $ (21.8)      $ (13.0)      $(22.0)      $ 15.0        $  9.7      $  2.1
                                              =======     =======       =======       ======       ======        ======      ======

Net income (loss) per common share(h):
   Net income (loss) before extraordinary
     charges.............................
   Extraordinary charges.................
                                              --------    -------                                  -----         ------
     Total...............................     $           $                                        $             $
                                              ========    =======                                  =====         ======

Weighted average number of common and
   common equivalent shares outstanding(i)

Selected Segment Data:
Net sales:
   Metal container business..............     $1,184.8     $882.3        $657.1       $459.2       $500.3        $500.3      $289.2
   Plastic container business............        219.6      219.6         204.3        186.3        106.6         106.6       115.8
 Income from operations:(e)(j)

   Metal container business..............         85.7       58.2          59.8         42.3         49.8          49.8        34.0
   Plastic container business............         13.2       13.2          (0.1)         0.6          8.9           8.9         7.7

Other Data:
Adjusted EBITDA(k).......................      $ 173.3    $ 132.4        $114.5       $ 76.1       $ 89.6        $ 89.6      $ 58.8
Adjusted EBITDA as a percentage of net
   sales.................................         12.3%      12.0%         13.3%        11.8%        14.8%         14.8%       14.5%
Income from operations as a percentage
   of net sales..........................          6.9        6.3           6.8          6.5          9.6           9.6        10.1
Capital expenditures.....................      $  54.9    $  51.9        $ 29.2       $ 42.5       $ 29.0        $ 29.0      $ 19.7
Depreciation and amortization(l).........         57.9       45.4          37.2         33.8         29.7          29.7        16.9
Number of employees (at end of
   period)(m)............................        5,110      5,110         4,000        3,330          --            --          --

                                                                                                                  June 30, 1996
                                                                                                                  -------------
                                                                                                                   (Unaudited)
                                                                                                             Actual          Pro
                                                                                                             ------          ---
                                                                                                                            Forma(a)
                                                                                                                            --------
Balance Sheet Data (at end of period):
Total assets.............................................................................................. $1,004.6        $1,005.4
Total long-term debt......................................................................................    745.6           723.3
Deficiency in stockholders' equity........................................................................   (170.1)         (140.1)

                                                                                                                  (footnotes follow)

         Notes to Summary Historical and Pro Forma Financial Information

(a) The unaudited pro forma consolidated operating data for the six months ended June 30, 1996 and the year ended December 31, 1995 assume gross proceeds from the Offering of $75 million and the use of the net proceeds as described under "Use of Proceeds". For a detailed presentation of the unaudited pro forma results of operations of the Company for the six months ended June 30, 1996 and the year ended December 31, 1995, see the unaudited pro forma condensed statement of operations, including the notes thereto, included elsewhere in this Prospectus.

(b) On August 1, 1995, the Company acquired AN Can for a purchase price of $362.0 million (including the purchase from ANC of its St. Louis facility in May 1996 for $13.2 million). The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date. See Note 3 to the Consolidated Financial Statements for the year ended December 31, 1995 included elsewhere in this Prospectus.

(c) On December 21, 1993, the Company acquired DM Can for a purchase price of approximately $73.3 million. The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date. See
         Note 3 to the Consolidated Financial Statements for the year ended December 31, 1995 included elsewhere in this Prospectus.

(d) Based upon a review of its depreciable assets, the Company determined that certain adjustments were necessary to properly reflect net realizable values. In 1995, the metal container business recorded a write-down of $14.7 million for the excess of carrying value over estimated realizable value of machinery and equipment at existing facilities which had become underutilized due to excess capacity. In 1994, charges of $7.2 million and $9.5 million were recorded by the metal container business and plastic container business, respectively, to write-down the excess carrying value over estimated realizable value of various plant facilities held for sale and for technologically obsolete and inoperable machinery and equipment.


(e) Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. In accordance with Accounting Principles Board ("APB") No. 25, options granted under these plans are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge of $ million, assuming an initial public offering price of $ per share, at the time of the Offering for the excess of fair market value over grant price of these options less amounts previously accrued. The unaudited pro forma operating data does not give effect to such non-cash charge. Prior to the Offering, the Company recognized compensation expense for the change in pro forma book value since the date of grant of these options, amortized over the vesting period.


(f) The unaudited pro forma consolidated operating data for the six months ended June 30, 1996 and the year ended December 31, 1995 do not include an extraordinary charge, net of tax, that the Company expects to incur in the second half of 1996 of $2.4 million for the write-off of unamortized deferred financing costs related to the early redemption of the Discount Debentures. See "Capitalization". In addition, the pro forma consolidated operating data for the year ended December 31, 1995 does not include the historical extraordinary charge, net of taxes, incurred as a result of the early extinguishment of amounts owing under the Company's debt facilities.

(g) During 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions," SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers Accounting for Postemployment Benefits". The Company did not elect to restate prior years' financial statements for any of these pronouncements.

(h) Primary earnings per share are based on the weighted average number of shares outstanding during the period, as adjusted in all periods for the Stock Split, and after giving effect to stock options considered to be dilutive common stock equivalents using the treasury stock method. Primary and fully diluted net income (loss) per share are the same for each of the periods. Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. Such conversion will be made based upon the allocable value of Containers and Plastics determined in relation to the value of the Company.

(i) The weighted average number of common and common equivalent shares outstanding give effect to the Stock Split.


(j) Income from operations includes charges incurred for the reduction in carrying value of certain assets for the metal containers business of $14.7 million and $7.2 million for the years ended December 31, 1995 (pro forma and historical) and 1994 and for the plastic containers business of $9.5 million for the year ended December 31, 1994, as referred to in footnote (d) above. Income from operations excludes corporate expense.

(k) " Adjusted EBITDA" means consolidated net income before extraordinary charges, cumulative effect of changes in accounting principles and preferred stock dividends plus, to the extent reflected in the income statement for the applicable period, without duplication, consolidated interest expense, income tax expense and depreciation and amortization expense, as adjusted to add back expenses relating to postretirement health care costs (which amounted to $1.5 million and $0.4 million for the six months ended June 30, 1996 and 1995, respectively, and $1.7 million, $0.7 million and $0.5 million for the years ended December 31, 1995, 1994 and 1993, respectively), the reduction in carrying value of assets (which were $14.7 millon and $16.7 million for the years ended December 31, 1995 and 1994, respectively) and certain other non-cash charges (which included charges relating to the vesting of benefits under Stock Appreciation Rights ("SARs") of $0.4 million for each of the six months ended June 30, 1996 and 1995, and $0.8 million and $1.5 million for the years ended December 31, 1995 and 1994, respectively). The Company has included information regarding Adjusted EBITDA because management believes that many investors consider it to be important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flows data prepared in accordance with generally accepted accounting principles ("GAAP") as a measure of the profitability or liquidity of the Company. See the consolidated statements of operations and consolidated statements of cash flows of Holdings, including the notes thereto, included elsewhere in this Prospectus. Adjusted EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.


(l) Depreciation and amortization excludes amortization of debt financing costs.

(m) The number of employees at December 31, 1995 includes approximately 1,400 employees who joined the Company on August 1, 1995 as a result of the acquisition by Containers of AN Can. The number of employees at December 31, 1993 excludes 650 employees who joined the Company on December 21, 1993 as a result of the acquisition by Containers of DM Can.

                                  RISK FACTORS

         Prospective purchasers of the Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risks in connection with an investment in the Common Stock.


High  Leverage;   Stockholders'  Deficiency;   Restrictive  Covenants;  Security
Interests


         The Company is highly leveraged primarily as a result of the financing of the acquisitions of its metal and plastic container businesses. See "Business--Company History" and "Description of Certain Indebtedness". At June 30, 1996, on a pro forma basis after giving effect to the Refinancing (assuming that the Refinancing occurred as of such date, other than such events that occurred prior to such date), the Company would have had approximately $892.9 million of total consolidated indebtedness. The Company may incur significant amounts of additional indebtedness in the future, particularly in connection with acquisitions. A substantial portion of the Company's cash flow must be used to service its indebtedness and is therefore not available to be used in its business. In addition, a substantial portion of the Company's indebtedness bears interest at floating rates, and therefore a substantial increase in interest rates could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Also, as of June 30, 1996, on a pro forma basis after giving effect to the Refinancing (assuming that the Refinancing occurred as of such date, other than such events that occurred prior to such date), Holdings' deficiency in stockholders' equity would have been $140.1 million. The Company has experienced net losses in every year since its inception, primarily as a result of interest expense on its indebtedness. See "Capitalization" and "Selected Historical and Pro Forma Financial Information".

         The Company's instruments and agreements governing its indebtedness contain numerous covenants, including financial and operating covenants, certain of which are quite restrictive. In particular, certain financial covenants under the Silgan Credit Agreement become more restrictive over time in anticipation of scheduled debt amortization and improved operating results. These covenants affect, and in many respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, create liens, sell assets, engage in mergers and acquisitions, make certain capital expenditures and pay dividends. Such covenants could restrict the Company in its pursuit of its growth strategy. For a description of such covenants, see "Description of Certain Indebtedness".


         The obligations of each of Silgan, Plastics and Containers under the credit agreement dated as of August 1, 1995 among Silgan and certain of its subsidiaries, the lenders named therein (the "Banks"), Bankers Trust Company ("Bankers Trust"), as Administrative Agent and Co-Arranger, and Bank of America Illinois, as Documentation Agent and Co-Arranger, as amended (the "Silgan Credit Agreement"), are guaranteed by Holdings and by each other subsidiary of Holdings. Such obligations and guarantees under the Silgan Credit Agreement are, and following consummation of the Offering will continue to be, secured by first priority liens on all of the material assets of the Company and pledges of the capital stock of all of Holdings' subsidiaries (collectively, the "Collateral"). If an event of default under the Silgan Credit Agreement were to occur, the Banks generally would have the right to accelerate and declare due the Company's indebtedness thereunder. In such case, if the indebtedness owed by the Company under the Silgan Credit Agreement were not repaid or restructured, the Banks could proceed to foreclose on the Collateral. See "Description of Certain Indebtedness".

Risks Associated with Growth Strategy

         Historically, the Company has grown predominantly through acquisitions. The Company's future growth will depend in large part on additional acquisitions of consumer goods packaging businesses. There can be no assurance that the Company will be able to locate or acquire other suitable acquisition candidates on acceptable terms or that the Company will be able to fund future acquisitions because of limitations contained in its instruments and agreements governing its indebtedness or otherwise. See "Description of Certain Indebtedness".

         In pursuing its strategy of growth through acquisitions, the Company will face risks commonly encountered with such a strategy. These risks include failing to assimilate the operations and personnel of the acquired businesses, disrupting the Company's ongoing business, dissipating the Company's limited management resources, and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Depending upon the size of the acquisition, it can take up to two to three years to completely integrate an acquired business into the Company's operations and systems and realize the full benefit of the Company's strategies. During the early part of this integration period, the operating results of an acquired business may decrease from results attained prior to the acquisition. Moreover, additional indebtedness incurred to make acquisitions could adversely affect the Company's liquidity and financial stability, and the issuance of Common Stock to effect acquisitions could result in dilution to the Company's shareholders.

Reliance on Major Customers


         Containers has agreements with Nestle (the "Nestle Supply Agreements") pursuant to which Containers supplies a majority of Nestle's metal container requirements, and an agreement (the "DM Supply Agreement") with Del Monte pursuant to which Containers supplies substantially all of Del Monte's metal container requirements. The Nestle Supply Agreements and the DM Supply Agreement provide Containers with a potential market for a substantial portion of its metal container output during the terms of these agreements. On a pro forma basis after giving effect to the acquisition of AN Can in 1995, approximately 17% and 11% of the Company's sales in 1995 would have been to Nestle and Del Monte, respectively. Certain Nestle Supply Agreements expire in August 1997 (representing approximately 6% of the Company's 1995 pro forma sales). Although the Company intends to make every effort to extend the Nestle Supply Agreements on reasonable terms and conditions, there can be no assurance that these Nestle Supply Agreements will be extended. In addition, there can be no assurance that the extension of any Nestle Supply Agreement will be made with sales prices equivalent to those currently in effect or otherwise on terms similar to those currently in effect. Under certain limited circumstances, Nestle and, beginning in December 1998, Del Monte may receive competitive bids, and Containers has the right to match any such bids. If Containers matches a competitive bid, it may result in reduced sales prices with respect to the metal containers that are the subject of such competitive bid. In the event that Containers chooses not to match a competitive bid, such metal containers may be purchased from the competitive bidder at the competitive bid price for the term of the bid. See "Business--Sales and Marketing". The Company's results of operations could be adversely affected if the Nestle Supply Agreements that expire in August 1997 are not extended or if the Company otherwise loses significant unit sales to Nestle and/or Del Monte as a result of a competitive bid or otherwise. Neither the Nestle Supply Agreements nor the DM Supply Agreement require the purchase of minimum amounts, and should Nestle's or Del Monte's demand decrease, the Company's consolidated sales could decrease. The loss by the Company of certain major customers, including Nestle and Del Monte, could have a material adverse effect on the Company's results of operations.

Dependence on Agricultural Harvest


         The Company's metal container business sales are dependent, in part, upon the vegetable, tomato and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions, and the Company's results of operations could be impacted accordingly. The Company's results of operations could be materially adversely affected in a year in which crop yields are substantially lower than normal in either of the prime agricultural regions of the United States in which the Company operates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Agricultural Harvest".


Competition


         The manufacture and sale of metal and plastic containers is highly competitive and many of the Company's competitors have substantially greater financial resources than the Company. In particular, price competition can be an important factor and may affect the Company's results of operations. See "Business--Competition".


Dependence on Key Personnel

         The success of the Company depends to a large extent on a number of key employees, and the loss of the services provided by them could materially adversely affect the Company. In particular, the loss of the services provided by R. Philip Silver, the Chairman of the Board and Co-Chief Executive Officer of Holdings and Silgan, and D. Greg Horrigan, the President and Co-Chief Executive Officer of Holdings and Silgan, could materially adversely affect the Company. However, the Company's operations are conducted through Containers and Plastics, each of which has its own independent management. S&H, Inc. ("S&H"), a company wholly owned by Messrs. Silver and Horrigan, has agreed to provide certain general management and administrative services to each of Holdings, Silgan, Containers and Plastics pursuant to management services agreements. See "Certain Transactions--Management Agreements".

Significant Stockholders


         After completion of the Offering, Messrs. Silver and Horrigan and The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") (collectively, the "Principal Common Stockholders") will collectively own approximately % of the outstanding Common Stock (approximately % if the Underwriters over-allotment option is exercised in full). Accordingly, if such persons act together they will be able to control all matters submitted to the stockholders for a vote, including the election of directors. Under the Stockholders Agreement dated as of December 21, 1993 among the Principal Common Stockholders, Bankers Trust New York Corporation ("BTNY") and Holdings (the "Stockholders Agreement"), Messrs. Silver and Horrigan have agreed to vote their shares of Common Stock for the election of two directors chosen by MSLEF II, and MSLEF II has agreed to vote its shares of Common Stock for the election of two directors chosen by Messrs. Silver and Horrigan. Holdings currently has four directors, but intends to increase its board of directors after the Offering to six members to include two additional independent directors. MSLEF II has agreed that, until December 21, 1998, Messrs. Silver and Horrigan will nominate the two independent directors, who must then be elected in accordance with Holdings Restated Certificate of Incorporation. See "Management", "Securities Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock".

Shares Eligible for Future Sale

         Immediately after  consummation of the Offering,  the Company will have
outstanding        shares of Common  Stock.  The  shares  of Common  Stock  sold pursuant to the Offering may be resold without restriction by persons other than "affiliates" of Holdings. The shares of Common Stock directly or indirectly held by the Principal Common Stockholders and BTNY following the Offering will be "restricted" securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the absence of registration under the Securities Act, or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act. The Principal Common Stockholders and BTNY have agreed, subject to certain exceptions, for a period of one year from the date of this Prospectus not to register for sale or offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock without the prior written consent of Goldman, Sachs & Co. See "Underwriting". Subject to such agreement and restrictions under the Securities Act, the Principal Common Stockholders could sell shares of Common Stock owned by them from time to time in the open market for any reason. Holdings has granted MSLEF II and Messrs. Silver and Horrigan certain registration rights with respect to the shares of Common Stock owned by it which have been waived for a period of one year. Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices for the Common Stock and the Company's ability to issue additional equity securities. See "Shares Eligible for Future Sale".


Anti-Takeover Effects of Provisions of Certain Agreements and the Certificate of Incorporation

         Under the Stockholders Agreement, MSLEF II has agreed, through December 21, 1998, to vote its shares of Common Stock against any unsolicited merger or sale of the Company's business or its assets if Messrs. Silver and Horrigan oppose such transaction, so long as Messrs. Silver and Horrigan hold at least 90% of the shares of Common Stock held by them in the aggregate at the date of this Prospectus. See "Description of Capital Stock--Description of the Holdings Stockholders Agreement".


         Certain provisions of Holdings' Certificate of Incorporation may have the effect of delaying or preventing transactions involving a change of control of Holdings, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. In particular, under the Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board. Under Holdings' Certificate of Incorporation, the Board of Directors is divided into three classes, and each year, one third of the directors is elected for a term of three years. In addition, any action taken by the holders of Common Stock must be taken at a meeting and may not be taken by consent in writing, and a special meeting of the stockholders may only be called by the Chairman of the Board or the President of the Company or by a majority of the Board of Directors of the Company, and may not be called by the holders of Common Stock. See "Description of Capital Stock".


         Under the Silgan Credit Agreement, the occurrence of a Change of Control (as defined in the Silgan Credit Agreement) constitutes an event of default thereunder, permitting, among other things, the acceleration of amounts owed thereunder. Additionally, upon the occurrence of a Change of Control under and as defined in the instruments governing the 11-3/4% Notes and the Exchange Debentures, the holders thereof have the right to require the repurchase of such indebtedness at a purchase price equal to 101% of the principal amount thereof, plus accrued interest thereon. See "Description of Certain Indebtedness".

Absence of Prior Public Market


         Prior to the Offering, there has been no public market for the Common Stock. Although application has been made for quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active market for the Common Stock will be developed or sustained following the Offering or that investors in the Common Stock will be able to resell their shares of Common Stock at or above the initial public offering price. The initial public offering price for the shares of Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting". Morgan Stanley & Co. Incorporated ("Morgan Stanley") will not act as a market maker for the Common Stock.


Dilution

         Purchasers of the Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. In addition, to the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution".


                                 USE OF PROCEEDS


         The net proceeds to the Company from the Offering are estimated to be $ million ($ million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. A portion of the net proceeds of the Offering (approximately $59.0 million) will be used to redeem the remaining outstanding Discount Debentures. Accrued interest on such Discount Debentures will be paid with working capital borrowings under the Silgan Credit Agreement. The Discount Debentures bear interest at a rate of 13-1/4% per annum and mature on December 15, 2002. A portion of the net proceeds from the Offering will be used to prepay approximately $3.5 million principal amount of the B term loans (together with accrued interest thereon) under the Silgan Credit Agreement, which amount would have been due on December 31, 1996. Such B term loans had a weighted average interest rate of 8.6% during the six months ended June 30, 1996. The remaining net proceeds from the Offering will be used to prepay approximately $5.7 million principal amount of the A term loans (together with accrued interest thereon) under the Silgan Credit Agreement that would have been due on December 31, 1996. Such A term loans had a weighted average interest rate of 8.2% during the six months ended June 30, 1996. Pending the redemption of the
remaining  Discount  Debentures  which is expected  to occur in                ,
1996, such portion of the net proceeds that will be used for such redemption will be used to repay working capital loans under the Silgan Credit Agreement. See "Description of Certain Indebtedness--Description of the Silgan Credit Agreement".



                                 DIVIDEND POLICY

         Holdings has never declared or paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of Holdings' Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by Holdings' Board of Directors. The Holdings Guarantee

(as defined in "Description of Certain Indebtedness--Description of the Silgan Credit Agreement") and the Exchangeable Preferred Stock (and, when issued, the Exchange Debentures) limit the ability of Holdings to pay dividends, and the Silgan Credit Agreement and the 11-3/4% Notes limit the ability of Silgan to pay dividends to Holdings. See "Risk Factors--High Leverage; Stockholders' Deficiency; Restrictive Covenants; Security Interests" and "Description of Certain Indebtedness".



                                    DILUTION

         As of September 30, 1996, the Company had a deficit in net tangible book value of approximately $ million or $ per share of Common Stock. "Net tangible book value" per share of Common Stock represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after September 30, 1996, other than to give effect to (i) the sale by the Company of the shares of Common Stock offered hereby (at an assumed initial public offering price of $ per share and after deducting the underwriting discount and offering expenses) and (ii) the application of a portion of the net proceeds therefrom to redeem the remaining outstanding Discount Debentures and repay a portion of the A and B term loans under the Silgan Credit Agreement, the pro forma deficit in net tangible book value of the Common Stock as of September 30,
1996  would have been  approximately  $       million or $      per share.  This
represents an immediate  increase in pro forma net tangible book value of $
per share of Common Stock to existing  stockholders and an immediate dilution in
pro forma net  tangible  book  value of  $       per share to new  stockholders.
"Dilution" per share represents the difference between the price per share to be paid by the new stockholders and the pro forma deficit in net tangible book value per share as of September 30, 1996. The following table illustrates this per share dilution.


       Assumed initial public offering price per share.......          $

       Deficit in net tangible book value per share as of
         September 30, 1996.................................. $

        Increase in net tangible book value per share
         attributable to the Offering and the application
         of the proceeds therefrom........................... ________

       Pro forma  deficit in net  tangible  book value per
         share as of September 30, 1996 after giving effect
         to the Offering and the application of the proceeds
         therefrom...........................................          ________

       Dilution per share to new stockholders................          $
                                                                       ========

         The following table sets forth, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from Holdings and the total consideration and the average price per share paid by the existing stockholders and to be paid by investors purchasing shares of Common Stock offered hereby.

                                                   Shares Purchased            Total Consideration
                                                -----------------------       ----------------------        Average Price
                                                Number       Percentage       Amount      Percentage          Per Share
                                                ------       ----------       ------      ----------          ---------
Existing stockholders.......................                         %        $                   %           $
New stockholders............................
                                                ------         ------         ------        ------            --------
         Total..............................                         %        $                   %           $
                                                ======         ======         ======        ======            ========



         The calculations in the tables set forth above do not reflect an aggregate of shares of Common Stock reserved for issuance under the Stock Option Plan. See "Management--Stock Option Plan". The weighted average exercise price for all of the options currently outstanding under the Stock Option Plan is $ per share. See "Management--Executive Compensation". To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution.

                                 CAPITALIZATION

         The following table sets forth (i) the unaudited actual consolidated capitalization of Holdings as of June 30, 1996, (ii) the unaudited pro forma consolidated capitalization of Holdings as of June 30, 1996, giving effect to the Preferred Stock Sale and the use of the proceeds therefrom, and the incurrence of $125.0 million of additional B term loans in July 1996 and the use of such proceeds to redeem a portion of the Discount Debentures, and (iii) the unaudited pro forma consolidated capitalization of Holdings as of June 30, 1996, as adjusted to give effect to the foregoing and the Offering (assuming gross proceeds of $75.0 million) and the application of the proceeds therefrom, and the exchange of all outstanding shares of Exchangeable Preferred Stock for Exchange Debentures. This table should be read in conjunction with the historical and pro forma consolidated financial information of Holdings included elsewhere in this Prospectus.

                                                                                            June 30, 1996
                                                                               ---------------------------------------
                                                                                             (Unaudited)
                                                                                                              Pro Forma
                                                                               Actual     Pro Forma          As adjusted
                                                                               ------     ---------          -----------
                                                                                     (Dollars in thousands)
Long-term debt:
   Term loans................................................                 $414,610    $538,347           $538,347(a)
   11-3/4% Senior Subordinated Notes due 2002................                  135,000     135,000            135,000
   13-1/4% Senior Discount Debentures due 2002...............                  195,940      58,951              --
   13-1/4% Subordinated Debentures due 2006..................                    --          --                50,000
                                                                              --------    --------           --------
      Total long-term debt(b)................................                  745,550     732,298            723,347

Cumulative exchangeable redeemable preferred stock...........                    --         50,000              --

 Deficiency in stockholders' equity:
   Common stock, par value $.01 per share,      shares
     authorized,      issued and outstanding (actual and
     pro forma), and      shares issued and outstanding
     (pro forma as adjusted)(c)..............................                       12           9                  9
   Additional paid-in capital................................                   33,606      16,410                   (d)
   Accumulated deficit.......................................                 (203,754)   (226,232)                  (d)(e)
                                                                              --------    --------           --------
     Total deficiency in stockholders' equity................                 (170,136)   (209,813)          (140,128)(f)
                                                                              --------    --------           --------
         Total capitalization................................                 $575,414    $572,485           $583,219
                                                                              ========    ========           ========


(a) Approximately $9.2 million of the net proceeds from the Offering will be used to prepay a portion of the current portion of the term loans under the Silgan Credit Agreement. See "Use of Proceeds".

(b) Pursuant to the Silgan Credit Agreement, the lenders thereunder have agreed to lend to Plastics and Containers up to an aggregate of $225.0 million of revolving loans, which are reflected as short-term debt on the Company's balance sheet. As of August 31, 1996, the outstanding principal amount of revolving loans under the Silgan Credit Agreement was $143.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity".

(c)  Excludes  shares  reserved  for  issuance in  connection  with  outstanding
     options to  purchase       shares of Common  Stock.  The  weighted  average
     exercise price for all of the options currently outstanding under the Stock
     Option Plan is $     per share.

(d) Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. In accordance with APB No. 25, options granted under these plans are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge to earnings of $ million (assuming an initial public offering price of $ per share) at the time of the Offering for the excess of fair market value over grant price of these options, less amounts previously accrued, which will be offset by an increase to paid-in capital.


(e) Includes an extraordinary charge, net of tax, of $2.4 million for the write-off of unamortized deferred financing costs related to the redemption of Discount Debentures. Such charge will be incurred in the second half of 1996.

(f) The pro forma decrease in the deficiency in stockholders' equity relates to the Offering and related transaction fees of $ million, offset by the purchase of 250,000 shares of Holdings Class B Stock held by Mellon for $35.8 million. Additional paid-in capital was reduced by the proceeds from the original issuance of such Holdings Class B Stock of $15.0 million less the par value of such shares. The remainder of the payment for the stock purchase was applied to accumulated deficit.

             SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

         Set forth below are selected historical consolidated financial data of Holdings at June 30, 1996 and 1995 and for the six months then ended, and at December 31, 1995, 1994, 1993, 1992 and 1991 and for the years then ended. Also set forth below are unaudited pro forma consolidated financial data of Holdings at June 30, 1996 and for the six months then ended, and for the fiscal year ended December 31, 1995.

         The selected historical consolidated financial data of Holdings for the six months ended June 30, 1996 and 1995 is unaudited, but, in the opinion of management, such information reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for the corresponding full years. The selected historical consolidated financial data of Holdings at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 (with the exception of employee data) were derived from the historical consolidated financial statements of Holdings for such periods that were audited by Ernst & Young LLP, independent auditors, whose report appears elsewhere in this Prospectus. The selected historical consolidated financial data of Holdings at December 31, 1993, 1992 and 1991 and for the years ended December 31, 1992 and 1991 were derived from the historical audited consolidated financial statements of Holdings for such periods.

         The selected unaudited pro forma operating data and other data for the six months ended June 30, 1996 give effect to the Refinancing as if it had occurred as of January 1, 1996. The selected unaudited pro forma balance sheet data at June 30, 1996 give effect to the Refinancing (other than events that occurred prior to such date) as if it had occurred as of such date.

         The selected unaudited pro forma operating data and other data for the fiscal year ended December 31, 1995 give effect to (i) the acquisition of AN Can, (ii) borrowings under the Silgan Credit Agreement which were used to (a) finance the acquisition of AN Can, (b) repay in full amounts owing under the Company's previous credit agreement and the Secured Notes, and (c) repurchase $61.7 million principal amount at maturity of Discount Debentures and (iii) the Refinancing, as if such events had occurred as of January 1, 1995.

         The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if such events had in fact occurred as of such dates or at the beginning of the periods presented, or to project the Company's financial position or results of operations for any future date or period. The selected historical and pro forma consolidated financial information of Holdings were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed statements of operations and the historical financial statements and pro forma financial information of Holdings, including the notes thereto, that appear elsewhere in this Prospectus.

                              SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

                                                                                 Six Months Ended June 30,
                                                                      -----------------------------------------------
                                                                                        (Unaudited)
                                                                      Pro Forma
                                                                      1996(a)(b)            1996             1995
                                                                      ----                 ------           ------
                                                                       (Dollars in millions, except per share data)
Operating Data:
Net sales........................................................     $606.9               $606.9           $405.0
Cost of goods sold...............................................      521.7                521.7            346.2
                                                                      ------               ------           ------
Gross profit.....................................................       85.2                 85.2             58.8
Selling, general and administrative expenses.....................       27.2                 27.2             17.7
                                                                      ------               ------           ------
Income from operations(c)........................................       58.0                 58.0             41.1
Interest expense and other related financing costs...............       41.2                 45.8             34.8
                                                                      ------               ------           ------
Income before income taxes.......................................       16.8                 12.2              6.3
Income tax provision.............................................        1.8                  2.5              4.2
                                                                      ------               ------           ------
Net income (d)...................................................     $ 15.0               $  9.7           $  2.1
                                                                      ======               ======           ======

Net income per common share(e)...................................    $                     $                $
                                                                     =======               ======           ======

Weighted average number of common and common
   equivalent shares outstanding(f)..............................

Selected Segment Data:
Net sales:
    Metal container business.....................................    $ 500.3               $500.3           $289.2
   Plastic container business....................................      106.6                106.6            115.8
Income from operations:(c)
   Metal container business......................................       49.8                 49.8             34.0
   Plastic container business....................................        8.9                  8.9              7.7

Other Data:

Adjusted EBITDA(g)...............................................    $  89.6               $ 89.6           $ 58.8
Adjusted EBITDA as a percentage of net sales.....................       14.8%                14.8%            14.5%
Income from operations as a percentage of net sales..............        9.6                  9.6             10.1
Capital expenditures.............................................    $  29.0               $ 29.0           $ 19.7
Depreciation and amortization(h).................................       29.7                 29.7             16.9


Balance Sheet Data (at end of period):
Total assets.....................................................    $1,005.4            $1,004.6           $552.2
Total long-term debt.............................................       723.3               745.6            525.9
Deficiency in stockholders' equity...............................      (140.1)             (170.1)          (155.9)


                                                                                                 (footnotes follow)

                              SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

                                                                       Year Ended December 31,
                                         --------------------------------------------------------------------------------
                                           Pro Forma
                                         1995(a)(b)(i)     1995(j)       1994(k)      1993(k)        1992         1991(l)
                                         -------------     -------       -------      -------        ----         -------
                                          (Unaudited)
                                                             (Dollars in millions, except per share data)
Operating Data:
Net sales..............................    $1,404.4       $1,101.9       $861.4       $645.5        $630.0         $678.2
Cost of goods sold.....................     1,234.9          970.5        748.3        571.2         555.0          605.2
                                            -------        -------        -----        -----         -----          -----
Gross profit...........................       169.5          131.4        113.1         74.3          75.0           73.0
 Selling, general and administrative
   expenses............................        57.4           46.9         38.0         32.5          32.8           33.7
Reduction in carrying value of assets(m)       14.7           14.7         16.7          --            --             --
                                            -------        -------        -----        -----         -----          -----
Income from operations(c)..............        97.4           69.8         58.4         41.8          42.2           39.3
Interest expense and other related
   financing costs.....................        78.9           80.7         65.8         54.3          57.0           56.0
Minority interest expense..............         --             --           --           --            2.7            3.9
                                            -------        -------        -----        -----         -----          -----
Income (loss) before income taxes......        18.5          (10.9)        (7.4)       (12.5)        (17.5)         (20.6)
Income tax provision...................         2.0            5.1          5.6          1.9           2.2            --
                                            -------        -------        -----        -----         -----          -----
Income (loss) before extraordinary
   charges and cumulative effect of
   changes in accounting principles....        16.5          (16.0)       (13.0)       (14.4)        (19.7)         (20.6)
                                            -------        -------        -----        -----         -----          -----
Extraordinary charges relating to early
   extinguishment of debt(d)...........         --            (5.8)         --          (1.3)        (23.6)           --
Cumulative effect of changes in
   accounting principles(n)............         --             --           --          (6.3)          --             --
                                            -------        -------        -----        -----         -----          -----

Net income (loss)(d)...................    $   16.5       $  (21.8)      $(13.0)      $(22.0)       $(43.3)        $(20.6)
                                           ========       ========       ======       ======        ======         ======

Net income (loss) per common share(e):
   Net income (loss) before extraordinary
     charges...........................
    Extraordinary charges..............
                                           --------       --------       ------       ------        ------          -----
      Total............................    $              $              $            $             $               $
                                           ========       ========       ======       ======        ======          =====

 Weighted average number of common
   and common equivalent shares
   outstanding(f)......................

Selected Segment Data:
Net sales:
   Metal container business............    $1,184.8       $  882.3       $657.1       $459.2        $437.4         $446.1
   Plastic container business..........       219.6          219.6        204.3        186.3         192.6          232.1
Income from operations:(c)(o)

   Metal container business............        85.7           58.2         59.8         42.3          40.7           36.6
   Plastic container business..........        13.2           13.2         (0.1)         0.6           2.3            3.5

Other Data:
Adjusted EBITDA(g).....................    $  173.3       $  132.4       $114.5       $ 76.1        $ 74.0         $ 72.1
Adjusted EBITDA as a percentage of net
   sales...............................        12.3%          12.0%        13.3%        11.8%         11.7%          10.6%
Income from operations as a
    percentage of net sales............         6.9            6.3          6.8          6.5           6.7            5.8
Capital expenditures...................    $   54.9       $   51.9       $ 29.2       $ 42.5        $ 23.4         $ 21.8
Depreciation and amortization(n).......        57.9           45.4         37.2         33.8          31.8           32.8

 Number of employees (at end of
   period)(p)..........................       5,110          5,110        4,000        3,330         3,340          3,560

Balance Sheet Data (at end of period):
Total assets...........................         --        $  900.0       $504.3       $497.6        $389.0         $390.7
 Total long-term debt..................         --           750.9        510.8        505.7         383.2          315.5
Redeemable preferred stock of Silgan
   (minority interest of Holdings).....         --             --           --           --            --            27.9
 Deficiency in stockholders' equity....         --          (179.8)      (158.0)      (145.0)       (138.0)         (94.6)


                                                                                                        (footnotes follow)

            Notes to Selected Historical and Pro Forma Financial Information

(a) The unaudited pro forma consolidated operating data for the six months ended June 30, 1996 and the year ended December 31, 1995 assumes gross proceeds from the Offering of $75 million and the use of the net proceeds as described under "Use of Proceeds". For a detailed presentation of the unaudited pro forma results of operations of the Company for the six months ended June 30, 1996 and the year ended December 31, 1995, see the unaudited pro forma condensed statement of operations, including the notes thereto, included elsewhere in this Prospectus. For purposes of the pro forma financial information for the year ended December 31, 1995, balance sheet data is not included.

(b) Historical interest expense is reconciled to pro forma interest expense for the six months ended June 30, 1996 and for the year ended December 31, 1995 as follows:

                                                                            Six Months            Year
                                                                              Ended               Ended
                                                                          June 30, 1996     December 31, 1995
                                                                          -------------     -----------------
                                                                                 (Dollars in millions)

Historical interest expense............................................      $45.8                $80.7
Increase in interest expense to give effect to AN Can acquisition<F1>..        --                   8.4
Increase in interest expense related to bank borrowings used to fund
    Discount Debenture repurchase/redemption<F1>.......................        6.1                 16.8
Increase in interest expense related to the exchange of the
    Exchangeable Preferred Stock for the Exchange Debentures...........        3.4                  6.9
Decrease in interest expense related to the repurchase/redemption of
    all of the Discount Debentures.....................................      (13.2)               (28.7)
Decrease in interest expense due to the repayment of bank debt
    from the excess proceeds of the Offering<F1>.......................        (.9)                (4.3)
Net change in amortization of deferred financing costs.................        --                  ( .9)
                                                                             -----                -----
 Pro forma interest expense............................................      $41.2                $78.9
                                                                             =====                =====

---------------

<F1>     For purpose of the above  computations,  the assumed  interest rate for borrowings under the Silgan Credit Agreement is based upon the three month LIBOR of 5.531% per annum as of August 29, 1996 plus a fixed spread of 2-1/2% per annum for the A term loans and working capital loans and 3% per annum for the B term loans.


(c) Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. In accordance with APB No. 25, options granted under these plans are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge of $ million, assuming an initial public offering price of $ per share, at the time of the Offering for the excess of fair market value over grant price of these options, less amounts previously accrued. The unaudited pro forma operating data does not give effect to such non-cash charge. Prior to the Offering, the Company recognized compensation expense for the change in pro forma book value since the date of grant of these options, amortized over the vesting period.


(d) The unaudited pro forma consolidated operating data for the six months ended June 30, 1996 and for the year ended December 31, 1995 do not include an extraordinary charge, net of tax, that the Company expects to incur in the second half of 1996 of $2.4 million for the write-off of unamortized deferred financing costs related to the early redemption of the Discount Debentures. See "Capitalization". In addition, the pro forma consolidated operating data for the year ended December 31, 1995 does not include the historical extraordinary charge, net of taxes, incurred as a result of the early extinguishment of amounts owing under the Company's debt facilities.

(e) Primary earnings per share are based on the weighted average number of shares outstanding during the period, as adjusted in all periods for the Stock Split, and after giving effect to stock options considered to be dilutive common stock equivalents using the treasury stock method. Primary and fully diluted net income (loss) per share are the same for each of the periods. Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. Such conversion will be made based upon the allocable value of Containers and Plastics determined in relation to the value of the Company.

(f) The weighted average number of common and common equivalent shares outstanding give effect to the Stock Split.


(g) " Adjusted EBITDA" means consolidated net income before extraordinary charges, cumulative effect of changes in accounting principles and preferred stock dividends plus, to the extent reflected in the income statement for the applicable period, without duplication, consolidated interest expense (including minority interest expense), income tax expense and depreciation and amortization expense, as adjusted to add back expenses relating to postretirement health care costs (which amounted to $1.5 million and $0.4 million for the six months ended June 30, 1996 and 1995, respectively, and $1.7 million, $0.7 million and
         $0.5 million for the years ended December 31, 1995, 1994 and 1993, respectively), the reduction in carrying value of assets (which were $14.7 millon and $16.7 million for the years ended December 31, 1995 and 1994, respectively) and certain other non-cash charges (which included charges relating to the vesting of benefits under SARs of $0.4 million for each of the six months ended June 30, 1996 and 1995, and $0.8 million and $1.5 million for the years ended December 31, 1995 and 1994, respectively). The Company has included information regarding Adjusted EBITDA because management believes that many investors consider it to be important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flows data prepared in accordance with GAAP as a measure of the profitability or liquidity of the Company. See the consolidated statements of operations and consolidated statements of cash flows of Holdings, including the notes thereto, included elsewhere in this Prospectus. Adjusted EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.


(h) Depreciation and amortization excludes amortization of debt financing costs.

(i) The unaudited pro forma financial information for the year ended December 31, 1995 includes the historical results of the Company and AN Can and gives effect to certain pro forma adjustments including purchase accounting adjustments which are based on appraisals and valuations, the financing of the acquisition of AN Can by the Company and the refinancing of certain of the Company's debt obligations and certain other adjustments, as if these events had occurred as of the beginning of 1995. During the second quarter of 1996, the purchase price allocation for the AN Can acquisition was adjusted for differences between the actual and preliminary valuations for the asset appraisals and for projected employee benefit costs as well as for a revision in costs of plant rationalizations, administrative workforce reductions and other matters, which in aggregate resulted in an adjustment to increase goodwill by $20.7 million. Pro forma cost of goods sold includes adjustments for (i) increased depreciation charges of $2.3 million based upon the fair values of property, plant and equipment and applying an estimated useful life of 25 years for buildings and 5 to 11 years for machinery and equipment, (ii) increased amortization of $0.4 million for the excess of fair value of net assets acquired over a 40-year period, (iii) increased employee benefits costs for pension and post-retirement medical of $0.2 million, and (iv) decreased manufacturing costs of $4.7 million resulting from the integration of AN Can with the Company's existing can manufacturing operations. Pro forma selling, general and administrative expenses include adjustments for (i) increased depreciation charges of $0.1 million and (ii) decreased administrative support costs of $7.6 million realized as a result of integration of the Company's and AN Can's sales, administrative and research functions.

(j) On August 1, 1995, the Company acquired AN Can for a purchase price of $362.0 million (including the purchase from ANC of its St. Louis facility in May 1996 for $13.2 million). The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date. See Note 3 to the Consolidated Financial Statements for the year ended December 31, 1995 included elsewhere in this Prospectus.

(k) On December 21, 1993, the Company acquired DM Can for a purchase price of approximately $73.3 million. The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date. See
         Note 3 to the Consolidated Financial Statements for the year ended December 31, 1995 included elsewhere in this Prospectus.

(l) On November 15, 1991, the Company sold its PET carbonated beverage bottle business. In 1991, sales from the PET carbonated beverage business were $33.4 million. See "Business--Company History".

(m) Based upon a review of its depreciable assets, the Company determined that certain adjustments were necessary to properly reflect net realizable values. In 1995, the metal container business recorded a write-down of $14.7 million for the excess of carrying value over estimated realizable value of machinery and equipment at existing facilities which had become underutilized due to excess capacity. In 1994, charges of $7.2 million and $9.5 million were recorded by the metal container business and plastic container business, respectively, to write-down the excess carrying value over estimated realizable value of various plant facilities held for sale and for technologically obsolete and inoperable machinery and equipment.

(n) During 1993, the Company adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions," SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers Accounting for Postemployment Benefits". The Company did not elect to restate prior years' financial statements for any of these pronouncements.


(o) Income from operations includes charges incurred for the reduction in carrying value of certain assets for the metal containers business of $14.7 million and $7.2 million for the years ended December 31, 1995 (pro forma and historical) and 1994 and for the plastic containers business of $9.5 million for the year ended December 31, 1994, as referred to in footnote (m) above. Income from operations excludes corporate expense.


(p) The number of employees at December 31, 1995 includes approximately 1,400 employees who joined the Company on August 1, 1995 as a result of the acquisition by Containers of AN Can. The number of employees at December 31, 1993 excludes 650 employees who joined the Company on December 21, 1993 as a result of the acquisition by Containers of DM Can.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The following discussion includes certain forward-looking statements regarding the Company's expected results of operations, cost savings and future liquidity. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors".

Overview


         The Company is a leading North American manufacturer of consumer goods packaging products that currently produces (i) steel and aluminum containers for human and pet food, (ii) custom designed plastic containers for personal care, health, food, pharmaceutical and household chemical products and (iii) specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. The Company is the largest manufacturer of metal food containers in North America, with a unit sale market share during 1995 of 36% in the United States, and is a leading manufacturer of plastic containers in North America for personal care products. The Company has focused on growth through acquisitions, followed by plant rationalizations and consolidations and investment in the acquired businesses to gain manufacturing and production efficiencies and to provide for internal growth. Since its inception, the Company has acquired and successfully integrated ten businesses, including the recent acquisitions of AN Can in August 1995 for a purchase price of approximately $362.0 million (including net working capital of approximately $156.0 million) and DM Can in December 1993 for a purchase price of approximately $73.3 million (including net working capital of approximately $21.9 million). In addition, on October 9, 1996 the Company completed its acquisition of Finger Lakes, the metal container manufacturing subsidiary of Curtice Burns. See "Prospectus Summary--Recent Developments". The Company's future growth will depend in large part on additional acquisitions of consumer goods packaging businesses.

         Holdings is a holding company that conducts its business through two operating companies, Containers and Plastics, each of which is a wholly owned subsidiary of Silgan.


  Cost Reductions and Investments Following Acquisitions

         The Company believes that its acquisitions and investments have enabled it to achieve a low cost position in the metal food container segment. To further enhance its low cost position, the Company has realized cost reduction opportunities through plant rationalizations and capital improvements, as well as from improved production scheduling and line reconfiguration. Since 1991, Containers has closed eight smaller, higher cost metal container facilities, including five facilities that were closed in 1995 as a result of the integration of the manufacturing operations of DM Can. Because most of the facilities that were closed in 1995 were closed late in the year, the Company has begun to realize the benefits from the closing of such facilities in 1996. From 1991 through 1993, Plastics closed three manufacturing facilities and consolidated the technical and administrative functions of its plastic container businesses. An additional facility was closed in 1995. In 1994, Plastics began to realize the benefits of this consolidation and rationalization program, as well as from its capital investment program.

  AN Can Acquisition

         Management believes that the acquisition of AN Can, which has seventeen manufacturing facilities, provides the Company with further cost reduction opportunities, not only through production and manufacturing synergies, which it will realize from the combined operations, but also through the integration of selling, general and administrative operations of AN Can into the Company's existing metal container business. The Company anticipates it will fully realize the benefits of integrating these selling, general and administrative functions and certain of the manufacturing synergies by late 1996. On the other hand, benefits which may be realized by rationalization of plant operations will not begin to occur before 1997. Because AN Can has higher labor costs than the Company's existing metal container business and any benefits realized from plant rationalizations will not occur until after 1996, the Company expects that the gross margin for its metal container business in 1996 will decline modestly from historical rates.

         Although employee termination costs in connection with plant rationalizations, administrative workforce reductions and other plant exit costs associated with the acquisition of AN Can have been accrued through purchase accounting adjustments, the Company incurred in 1995, and will be incurring in 1996, other non-recurring costs which under current accounting pronouncements will be charged against operating income. These costs, which include redundant charges related to the integration of administrative and general functions, as well as costs associated with plant rearrangement and clean-up, were $3.2 million in 1995 and are expected to be approximately $5.0 million in 1996.

  Net Sales


         Long-term  Contracts.   The  Company  seeks  to  develop  and  maintain
long-term relationships with its customers. The Company estimates that approximately 85% of Containers' sales in 1996 will be pursuant to long-term supply arrangements. Containers' has agreements with Nestle pursuant to which Containers supplies a majority of Nestle's metal container requirements, and an agreement with Del Monte pursuant to which Containers supplies substantially all of Del Monte's U.S. metal container requirements. Revenues from these two customers represented approximately 28% of net sales by Containers in 1995. In addition to Nestle and Del Monte, Containers has multi-year supply arrangements with several other customers, including contracts which AN Can had with many of its customers. The Company is negotiating the extension of supply arrangements with many customers, including certain supply arrangements with Nestle that expire in 1997, representing approximately 6% of the Company's 1995 sales. There can be no assurance that the Company will be successful in its efforts to maintain this volume on the same terms and conditions that currently exist. The loss by the Company of certain major customers could have a material adverse effect on the Company's results of operations. See "Risk Factors--Reliance on Major Customers".


         The Company's long-term supply contracts generally provide for pricing changes in accordance with cost change formulas, thereby significantly reducing the exposure of the Company's results from operations to the volatility of raw material costs. In addition, the terms of the Company's long-term supply contracts limit the Company's ability to increase margins.


         Agricultural Harvest. The Company's metal container business sales are dependent, in part, upon the vegetable, tomato and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. The vegetable harvest in 1994 was better than the below normal vegetable harvest in 1995, resulting in greater sales to vegetable processing customers in 1994 as compared to 1995. The 1996 midwest vegetable harvest was better than in 1995, but, due to cool wet weather during the 1996 planting season, was less than the harvest in 1994. See "Risk Factors--Dependence on Agricultural Harvest". Although the Company's business is not affected to a substantial degree by seasonal variations, the Company experiences higher unit sales volume in the third quarter as a result of the harvest.

  Interest Expense


         In order to increase its financial flexibility, during 1995 and 1996 the Company refinanced portions of its higher cost capital with lower cost capital. Upon completion of the Refinancing, the Company will have refinanced all of the Discount Debentures . The net result of these refinancings will be approximately $19.6 million of annual current cash interest savings (excluding non-cash interest relating to the Exchange Debentures) and approximately $25.9 million of current cash tax savings (as a result of the deduction by the Company of the accreted interest of approximately $103.0 million on the retired Discount Debentures).


         As of June 30, 1996, pro forma for the Refinancing, the Company will have $892.9 million of indebtedness outstanding, including $150.4 million of working capital loans. Because the Company sells metal containers used in vegetable and fruit processing, the Company must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Due to these seasonal requirements, the Company incurs short term indebtedness to finance its working capital requirements. At its peak in September 1996, approximately $185.0 million of the working capital revolver under the Silgan Credit Agreement, including letters of credit, was utilized.

         The Company's financial results are sensitive to changes in prevailing market rates of interest. At June 30, 1996, on a pro forma basis after giving effect to the Refinancing and including seasonal working capital of $150.4 million, 68.1% of the Company's indebtedness bore interest at floating rates, taking into account interest rate swap agreements entered into by the Company to mitigate the effect of interest rate fluctuations. These agreements have a notional amount of $100 million. Under these agreements, floating rate interest was exchanged for fixed rates of interest ranging from 8.1% to 8.6%. Depending upon market conditions, the Company may enter into additional interest rate swap or hedge agreements in the future to hedge its exposure to interest rate volatility.

  Income Tax Considerations


         Federal  Tax  Liability.  Because  the  Discount  Debentures  represent
"applicable high yield discount obligations," the tax deduction that would otherwise have been available to the Company for the accreted interest on the Discount Debentures during the five years that no cash interest was paid thereon was not available until the retirement of the Discount Debentures. After giving effect to the Refinancing, the Company will have redeemed or repurchased all of the Discount Debentures during 1995 and 1996 providing the Company with an allowable deduction of approximately $103.0 million for the amount of accreted interest on such indebtedness, and resulting in no federal tax liability for the Company in 1996. Upon completion of the Refinancing, the Company estimates it will have a regular net operating loss carryforward of approximately $185.0 million, which will have resulted principally from both the deduction of the accreted interest on the Discount Debentures and significant tax depreciation deductions from the acquisition of AN Can. Subject to certain limitations, this net operating loss carryforward will be available to offset taxable income that the Company expects to generate in 1997 and in the future until such time as the regular net operating loss carryforward is fully utilized.

         Effective in 1993, however, the Company became subject to alternative minimum tax ("AMT") for federal income tax purposes. Due to the availability of an AMT net operating loss carryforward, the Company incurred an AMT liability at the rate of 2% of AMT taxable income for 1993 through 1995. Beginning in 1996, the Company would have fully utilized its AMT net operating loss carryforwards and would have incurred an AMT liability at the statutory rate of 20% of AMT taxable income if it had not realized the benefit of the deduction of accreted interest on the retired Discount Debentures. As a result of this deduction, the Company will have reduced its federal tax liability by approximately $21.0 million and state tax liability by approximately $4.9 million for 1996 and 1997. Management expects that the Company will fully utilize the benefit of this deduction in late 1997 or early 1998 at which time it will then become subject to AMT at the statutory rate.

         Book Accounting Implications. Although the Company has historically reported book losses, it has not been permitted in accordance with SFAS 109 to record an income tax credit for the benefit of its net operating loss carryforward, but instead has provided a provision for income taxes based upon federal, state and foreign taxes currently payable. In accordance with SFAS 109, the Company will continue to provide for income taxes based upon taxes currently payable, which are estimated to be approximately $3.0 million for 1996 and $5.0 million for 1997. During 1997, management expects that it will meet the requirements under SFAS 109 to record the benefit of its net operating loss carryforward and as a result will record a net deferred tax asset and offsetting income tax benefit in that year. Thereafter, the Company expects to provide for income taxes at the statutory rate.

Results of Operations

         The following table sets forth certain income statement data for the Company, expressed as a percentage of net sales, for each of the periods presented, and should be read in conjunction with the historical and pro forma financial information and related notes thereto included elsewhere in this Prospectus.

                                                 Year Ended December 31,                     Six Months Ended June 30,
                                    ----------------------------------------------       -------------------------------
                                                                                                    (Unaudited)
                                    Pro Forma                                            Pro Forma
                                       1995         1995         1994         1993          1996        1996       1995
                                       ----         ----         ----         ----          ----        ----       ----
                                   (Unaudited)
Operating Data:
Net sales:
   Metal container business.......     84.4%        80.1%        76.3%        71.1%         82.4%       82.4%       71.4%
   Plastic container business.....     15.6         19.9         23.7         28.9          17.6        17.6        28.6
                                      -----        -----        -----        -----         -----       -----       -----
      Total.......................    100.0        100.0        100.0        100.0         100.0       100.0       100.0
Cost of goods sold................     87.9         88.1         86.9         88.5          86.0        86.0        85.5
                                      -----        -----        -----        -----         -----       -----       -----
Gross profit......................     12.1         11.9         13.1         11.5          14.0        14.0        14.5
Selling, general and
   administrative expenses........      4.1          4.3          4.4          5.0           4.5         4.5         4.4
Reduction in carrying value
   of assets......................      1.1          1.3          1.9          --            --          --          --
                                      -----        -----        -----        -----         -----       -----       -----
Income from operations............      6.9          6.3          6.8          6.5           9.6         9.6        10.1
Interest expense and other
   related financing costs........      5.6          7.3          7.6          8.4           6.8         7.6         8.6
                                      -----        -----        -----        -----         -----       -----       -----
 Income (loss) before income
   taxes..........................      1.3         (1.0)         (.8)        (1.9)          2.8         2.0         1.5
Income tax provision..............      0.1          0.5          0.7          0.3           0.3         0.4         1.0
                                      -----        -----        -----        -----         -----       -----       -----
Income (loss) before
   extraordinary charges and
   cumulative effect of changes
   in accounting principles.......      1.2         (1.5)        (1.5)        (2.2)          2.5         1.6         0.5
                                      -----        -----        -----        -----         -----       -----       -----
Extraordinary charges relating
   to early extinguishment of
   debt...........................      --          (0.5)         --           (.2)          --          --          --
Cumulative effect of changes
   in accounting principles.......      --           --           --          (1.0)          --          --          --
                                      -----        -----        -----        -----         -----       -----       -----
Net income (loss).................      1.2%        (2.0)%       (1.5)%       (3.4)%         2.5%        1.6%        0.5%
                                      =====        =====        =====        =====         =====       =====       =====

 Selected Segment Data:
Income from operations shown as
   a percentage of segment sales:
         Metal container business.     8.5%          8.3%        10.2%         9.2%         10.0%       10.0%       11.8%
   Plastic container business.....     6.0           6.0          4.6          0.3           8.3         8.3         6.6


Results of Operations--Six Months

       Summary unaudited historical results for the Company's two business segments, metal and plastic containers, for the six months ended June 30, 1996 and 1995 and summary pro forma results for the Company for the six months ended June 30, 1995 (after giving effect to the acquisition of AN Can as of the beginning of 1995) are provided below.

       The pro forma data includes the historical results of the Company and AN Can and reflects the effect of purchase accounting adjustments based on appraisals and valuations, the financing of the acquisition of AN Can, the refinancing of certain of the Company's debt obligations, and certain other adjustments, as if these events occurred as of the beginning of the period presented. For a description of such adjustments, see the unaudited pro forma condensed statements of operations of the Company, including the notes thereto, included elsewhere in this Prospectus. The unaudited pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had these transactions in fact occurred at the beginning of the period indicated, or to project the Company's financial position or results of operations for any future date or period. The pro forma information presented should be read in conjunction with the historical results of operations of the Company for the quarters ended June 30, 1996 and 1995.

                                                                       Six Months Ended June 30,
                                                  --------------------------------------------------------------------
                                                                  Historical                            Pro Forma
                                                  -------------------------------------------   ----------------------
                                                        1996                     1995                     1995
                                                       ------                   ------                   -----
                                                                         (Dollars in millions)
Net sales:
   Metal containers and other................          $500.3                   $289.2                   $534.2
   Plastic containers........................           106.6                    115.8                    115.8
                                                        -----                    -----                    -----
      Consolidated...........................          $606.9                   $405.0                   $650.0
                                                        =====                    =====                    =====

Operating profit:
   Metal containers and other................          $ 49.8                   $ 34.0                   $ 58.5
   Plastic containers........................             8.9                      7.7                      7.7
   Corporate expense.........................            (0.7)                    (0.6)                    (0.6)
                                                        -----                    -----                    -----
      Consolidated...........................          $ 58.0                   $ 41.1                   $ 65.6
                                                        =====                    =====                    =====



  Historical Six Months Ended June 30, 1996 Compared with Historical Six Months Ended June 30, 1995

         Net Sales. Consolidated net sales increased $201.9 million, or 49.9%, to $606.9 million for the six months ended June 30, 1996, as compared to net sales of $405.0 million for the same six months in the prior year. This increase resulted primarily from net sales generated by the former AN Can operations offset, in part, by lower net sales of metal containers to the Company's existing customer base and lower net sales of plastic containers.

         Net sales for the metal container business (including net sales of its specialty business of $42.3 million) were $500.3 million for the six months ended June 30, 1996, an increase of $211.1 million from net sales of $289.2 million for the same period in 1995. Net sales of metal cans of $458.0 million for the six months ended June 30, 1996 were $172.9 million greater than net sales of metal cans of $285.1 million for the same period in 1995. This increase resulted principally from net sales of metal cans generated by the former AN Can operations of approximately $191.0 million during the first six months of 1996. Net sales of metal containers to the Company's existing customers declined during the first six months of 1996 as compared to the first six months of 1995 primarily as a result of lower unit volume. Most of this decline is due to the fact that in 1996 the Company shifted some of the production and shipment of fruit and vegetable metal containers from the first half of the year to the third and fourth quarter to more closely coincide with the fruit and vegetable harvest.

         Sales of specialty items included in the metal container segment increased $38.3 million to $42.3 million during the six months ended June 30, 1996 as compared to the same period in 1995, due to additional sales generated in 1996 by the operations acquired from AN Can.

         Net sales for the plastic container business of $106.6 million during the six months ended June 30, 1996 decreased $9.2 million from net sales of $115.8 million for the same period in 1995. This decline in net sales resulted principally from the pass through of lower resin costs.

         Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 86.0% ($521.7 million) for the six months ended June 30, 1996, an increase of 0.5 percentage points as compared to 85.5% ($346.2 million) for the same period in 1995. The increase in cost of goods sold as a percentage of net sales was primarily attributable to the higher cost base of the former AN Can operations and increased per unit manufacturing costs resulting from lower can production volumes, offset, in part, by improved operating efficiencies due to can plant consolidations and synergies realized from the AN Can acquisition as well as improved manufacturing performance by the plastic container business. Lower can production volumes resulted from a planned permanent reduction in the amount of finished goods inventory carried by the Company and due to the scheduled production of cans to more closely coincide with the fruit and vegetable harvest. As a result, it is expected that production volumes will increase in the second half of 1996, thereby reducing per unit manufacturing costs and increasing manufacturing margins for that period as compared to the same period in the prior year.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales increased 0.1 percentage points to 4.5% ($27.2 million) for the six months ended June 30,
1996,  as  compared to 4.4% ($17.7  million)  for the six months  ended June 30,
1995. This increase in selling, general and administrative expenses as a percentage of net sales principally reflects redundant costs associated with the AN Can operations. As the Company completes its integration of the administrative functions of AN Can with the Company in 1996, it expects that these redundant costs will decline and that its selling, general and administration costs as a percentage of sales will decrease.

         Income from Operations. Income from operations as a percentage of consolidated net sales was 9.6% ($58.0 million) for the six months ended June 30, 1996, as compared with 10.1% ($41.1 million) for the same period in 1995. This decline in income from operations as a percentage of consolidated net sales was primarily attributable to the aforementioned decline in gross margin.

         Income from operations as a percentage of net sales for the metal container business was 10.0% ($49.8 million) for the six months ended June 30, 1996, as compared to 11.8% ($34.0 million) for the same period in the prior year. This decrease in income from operations as a percentage of net sales for the metal container business principally resulted from higher per unit manufacturing costs incurred as a result of lower production volume and lower margins realized on sales made from former AN Can facilities due to their higher cost base.

         Income from operations as a percentage of net sales for the plastic container business was 8.3% ($8.9 million) for the six months ended June 30, 1996, as compared to 6.6% ($7.7 million) for the same period in 1995. The operating performance of the plastic container business improved as a result of production planning and scheduling efficiencies and benefits realized from capital investment.

         Interest Expense. Interest expense increased $11.0 million to $45.8 million for the six months ended June 30, 1996, principally as a result of increased borrowings to finance the acquisition of AN Can in August 1995, offset, in part, by the benefit realized from the redemption of a portion of the Discount Debentures with proceeds from the borrowing of B term loans under the Silgan Credit Agreement and by lower average bank borrowing rates. In the third quarter of 1996, the Company redeemed $125.0 million principal amount of Discount Debentures with proceeds from the borrowing of B term loans under the Silgan Credit Agreement, further lowering its average borrowing costs.

         Income Taxes. The provisions for income taxes for the six months ended June 30, 1996 and 1995 provide for federal, state and foreign taxes currently payable. The decrease in the provision for income taxes of $1.7 million for the six months ended June 30, 1996 as compared to the same period in the prior year reflects the benefit of the current cash tax savings realized from the deduction of accreted interest on the retired Discount Debentures.

         Net Income. As a result of the items discussed above, net income increased $7.6 million to $9.7 million for the six months ended June 30, 1996, as compared to $2.1 million for the six months ended June 30, 1996.

  Historical  Six Months Ended June 30, 1996  Compared with Pro Forma Six Months
    Ended June 30, 1995


         Net Sales. Consolidated net sales for the six months ended June 30, 1996 declined $43.1 million as compared to pro forma consolidated net sales for the same period in the prior year. This decline in net sales resulted primarily from a decline in sales by the metal container business of $33.9 million, which was principally attributable to the loss of an Can customer whose product line was acquired by a company with self manufacturing capacity for that product, the planned production and shipment of vegetable pack cans in the second half of 1996 instead of during the first half of 1995, and lower unit sales to a customer who desired two suppliers (Containers and AN Can had previously been the two suppliers). Net sales of the plastic container business declined $9.2 million principally due to the pass through of lower resin costs.

         Income from Operations. Income from operations as a percentage of consolidated net sales for the six months ended June 30, 1996 was 9.6% ($58.0 million), as compared to pro forma income from operations as a percentage of pro forma consolidated net sales of 10.1% ($65.6 million) for the six months ended June 30, 1995. Management believes that the decrease in income from operations for the six months ended June 30, 1996 as compared to pro forma income from operations for the same period in the prior year was attributable to increased per unit costs realized on lower can production volumes and redundant costs associated with the AN Can operations, offset, in part, by the realization of greater than anticipated can manufacturing synergies resulting from the acquisition of AN Can and improved operating performance of the plastic container business. Management believes that the Company's operating performance in the second half of 1996 will exceed its operating performance during the same period in the prior year due to the scheduled production of vegetable pack cans closer to the fresh pack season.


Results of Operations--Year End

         Summary historical results for the Company's two business segments, metal and plastic containers, for the calendar years ended December 31, 1995, 1994 and 1993 and summary pro forma results for the Company for the calendar years ended December 31, 1995 and 1994 (after giving effect to the acquisition of AN Can as of the beginning of such periods) are provided below.

         The pro forma data includes the historical results of the Company and AN Can and reflects the effect of purchase accounting adjustments based on appraisals and valuations, the financing of the acquisition of AN Can, the refinancing of certain of the Company's debt obligations, and certain other adjustments, as if these events occurred as of the beginning of the periods presented. For a description of such adjustments, see the unaudited pro forma condensed statements of operations of the Company, including the notes thereto, included elsewhere in this Prospectus. The unaudited pro forma combined financial data do not purport to represent what the Company's financial position or results of operations would actually have been had these transactions in fact occurred at the beginning of the periods indicated, or to project the Company's financial position or results of operations for any future date or period. The pro forma information presented should be read in conjunction with the historical results of operations of the Company for the years ended December 31, 1995 and 1994.

                                                                           Year Ended December 31,
                                                                 Historical                               Pro Forma
                                              ------------------------------------------------ -----------------------------
                                                   1995             1994            1993            1995             1994
                                                  ------           ------          ------          ------           ------
                                                                            (Dollars in millions)
Net Sales:
    Metal containers and other                    $  882.3         $657.1          $459.2         $1,184.8         $1,253.7
    Plastic containers                               219.6          204.3           186.3            219.6            204.3
                                                   -------          -----           -----          -------          -------
       Consolidated                               $1,101.9         $861.4          $645.5         $1,404.4         $1,458.0
                                                  ========         ======          ======         ========         ========

Operating Profit:
    Metal containers and other                    $   72.9         $ 67.0          $ 42.3         $  100.5         $  115.6
    Plastic containers                                13.2            9.4             0.6             13.2              9.4
    Reduction in asset value <F1>                    (14.7)         (16.7)            -              (14.7)           (23.8)
    Write-down of goodwill <F2>                        -              -               -                -              (26.7)
    Restructuring expense <F3>                         -              -               -                -              (10.1)
    Corporate expense                                 (1.6)          (1.3)           (1.1)           (1.6)             (1.4)
                                                  --------         ------          ------         -------           -------
       Consolidated                               $   69.8         $ 58.4          $ 41.8         $  97.4          $   63.0
                                                  ========         ======          ======         =======          ========

--------------

<F1>     Included in the historical and pro forma income from  operations of the
         Company are charges incurred for the reduction of the carrying value of certain underutilized equipment to net realizable value of $14.7 million in 1995 allocable to the metal container business, and of $16.7 million in 1994, of which $7.2 million was allocable to the metal container business and $9.5 million to the plastic container business. Additionally, pro forma income from operations for 1994 includes a charge of $7.1 million for the write-down of certain technologically obsolete equipment by AN Can.
<F2>     Included  in  the  historical  financial  information  of AN  Can as of
         December 31, 1994 is a charge of $26.7 million for the write-down of goodwill.
<F3>     Included in the pro forma income from  operations  for 1994 is a charge incurred by AN Can of $10.1 million for shut down costs necessary to realign the assets of the business more closely with the existing customer base.


  Historical Year Ended December 31, 1995 Compared with Historical Year Ended December 31, 1994

         Net Sales. Consolidated net sales increased $240.5 million, or 27.9%, to $1.1 billion for the year ended December 31, 1995, as compared to net sales of $861.4 million for the same period in 1994. This increase resulted from net sales of $264.3 million generated by AN Can since its acquisition in August 1995 and a $15.3 million increase in sales of plastic containers offset, in part, by a decline in sales of metal containers to Silgan's existing customer base of $39.1 million.

         Net sales for the metal container business (including its specialty business) were $882.3 million for the year ended December 31, 1995, an increase of $225.2 million from net sales of $657.1 million for the same period in 1994. Excluding net sales of metal cans of $236.0 million generated by AN Can since its acquisition, net sales of metal cans to the Company's customers were $609.5 million during the year ended December 31, 1995, as compared to $647.5 million for the same period in 1994. Net sales to the Company's customers in 1995 decreased principally due to lower unit volume resulting from the below normal 1995 vegetable pack offset, in part, by slightly higher sales prices due to the pass through of raw material cost increases.

         Sales of specialty items included in the metal container segment increased $27.2 million to $36.8 million during the year ended December 31, 1995 as compared to the same period in 1994, due to the acquisition of AN Can which generated sales of $28.3 million of specialty items since its acquisition.

         Net sales for the plastic container business of $219.6 million during the year ended December 31, 1995 increased $15.3 million over net sales of $204.3 million for the same period in 1994. This increase was attributable to increased unit sales for new customer products and to higher average sales prices due to the pass through of higher average resin costs.

         Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 88.1% ($970.5 million) for the year ended December 31, 1995, an increase of 1.2 percentage points as compared to 86.9% ($748.3 million) for the same period in 1994. The increase in cost of goods sold as a percentage of net sales principally resulted from increased per unit manufacturing costs resulting from reduced can production volumes, lower margins realized on certain products due to competitive market conditions and lower margins on sales made by AN Can, offset, in part, by improved manufacturing operating efficiencies due to plant consolidations and lower depreciation expense due to a change in the estimated useful life of certain equipment.


         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales declined 0.1 percentage points to 4.3% ($46.9 million) for the year ended December 31, 1995 as compared to 4.4% ($38.0 million) for the year ended December 31, 1994. The decrease in selling, general and administrative expenses as a percentage of net sales resulted from the Company's continued control of these expenses in respect of the Company's existing business, offset partially by a temporarily higher level of expenses incurred during the integration of AN Can. The Company expects that its selling, general and administration costs as a percentage of sales will decline in 1997 after it completes the integration of the administrative functions of its metal container business.


         Income from Operations. Income from operations as a percentage of consolidated net sales was 6.3% ($69.8 million) for the year ended December 31, 1995, as compared with 6.8% ($58.4 million) for the same period in 1994. Included in income from operations were charges for the write-off of certain underutilized assets of $14.7 million and $16.7 million in 1995 and 1994, respectively. Without giving effect to these charges, income from operations as a percentage of consolidated net sales would have declined 1.0% in 1995, primarily as a result of the aforementioned decline in gross margin.


         Income from operations as a percentage of net sales for the metal container business (without giving effect to charges of $14.7 million and $7.2 million in 1995 and 1994, respectively, to adjust the carrying value of certain assets) was 8.3% ($72.9 million) for the year ended December 31, 1995, as compared to 10.2% ($67.0 million) for the same period in the prior year. The decrease in income from operations as a percentage of net sales principally resulted from higher per unit manufacturing costs realized on lower production volume, lower margins realized on certain products due to competitive market conditions, inefficiencies caused by work stoppages at two of the Company's California facilities, and lower margins realized on sales made by AN Can, offset, in part, by operating efficiencies due to plant consolidations.


         Income from operations as a percentage of net sales attributable to the plastic container business (without giving effect to the charge of $9.5 million in 1994 to adjust the carrying value of certain assets) was 6.0% ($13.2 million) for the year ended December 31, 1995, as compared to 4.6% ($9.4 million) for the same period in 1994. The operating performance of the plastic container business improved as a result of production planning and scheduling efficiencies and benefits realized from capital investment, offset, in part, by increased unit production costs incurred as a result of an inventory reduction program.

         Interest Expense. Interest expense, including amortization of debt financing costs, increased by approximately $14.9 million to $80.7 million for the year ended December 31, 1995, principally as a result of increased borrowings to finance the acquisition of AN Can and to fund higher working capital needs as a result of the increased seasonality of the Company's metal container business, and higher average interest rates. Accretion of interest on the Discount Debentures in 1995 approximated the prior year's accretion due to the repurchase of $61.7 million face amount of Discount Debentures in the third quarter of 1995.

         Income Taxes. The provisions for income taxes for the years ended December 31, 1995 and 1994 were comprised of federal, state and foreign income taxes currently payable. The decrease in the provision for income taxes in 1995 reflects a decrease in federal income taxes currently payable due to the deductibility of accrued interest on the Discount Debentures that were repurchased in 1995.

         Net Income. As a result of the items discussed above, net loss before the extraordinary charge for the year ended December 31, 1995 was $16.0 million, as compared to a net loss of $13.0 million for the year ended December 31, 1994.

         As a result of the early extinguishment of amounts owed under its secured debt facilities, the Company incurred an extraordinary charge of $5.8 million (net of tax of $2.6 million) in 1995.

  Pro Forma Year Ended  December  31,  1995  Compared  with Pro Forma Year Ended
    December 31, 1994


         Net Sales. Pro forma consolidated net sales for the year ended December 31, 1995 declined $53.6 million as compared to pro forma consolidated net sales for the prior year. The decrease in net sales was primarily attributable to lower unit volume resulting from the below normal 1995 vegetable pack and the loss of an Can customer whose product line was acquired by a company with a self-manufacturing capacity for that product.


         Income from Operations. Pro forma income from operations as a percentage of consolidated net sales (before unusual charges) for the year ended December 31, 1995 was 8.0% ($112.1 million) as compared to pro forma income from operations as a percentage of consolidated net sales (before unusual charges) for the year ended December 31, 1994 of 8.5% ($123.6 million). Management believes that the decrease in income from operations was primarily attributable to lower demand in 1995 for vegetable pack containers.

  Historical Year Ended December 31, 1994 Compared with Historical Year Ended December 31, 1993

         Net Sales. Consolidated net sales increased $215.9 million, or 33.4%, to $861.4 million for the year ended December 31, 1994, as compared to $645.5 million for the same period in 1993. Approximately 81% of this increase related to sales to Del Monte pursuant to the DM Supply Agreement entered into by the Company on December 21, 1993 to supply substantially all of Del Monte's metal container requirements for a period of ten years. The remainder of this increase resulted principally from greater unit sales in both the metal container and plastic container businesses.

         Net sales for the metal container business (including paper containers) were $657.1 million for the year ended December 31, 1994, an increase of $197.9 million (43.1%) over net sales for the metal container business of $459.2 million for the same period in 1993. Sales of metal containers increased $201.6 million primarily as a result of the DM Supply Agreement, which represented $174.7 million of this increase, and an increase of $26.9 million in sales to all other customers. Sales of metal containers increased principally from higher unit volume and reflected continued growth in sales of pet food containers, as well as greater sales to vegetable pack customers due to a larger than normal pack in 1994. Sales of specialty items included in the metal container segment declined $3.7 million to $9.6 million during 1994.

         Net sales for the plastic container business of $204.3 million during the year ended December 31, 1994 increased $18.0 million, or 9.7%, over net sales of plastic containers of $186.3 million for the same period in 1993. The increase in net sales of plastic containers was attributable to increased unit sales to new and existing customers, particularly PET customers, and to a lesser extent, higher average sales prices due to the pass through of increased resin costs.

         Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 86.9% ($748.3 million) for the year ended December 31, 1994, a decrease of 1.6 percentage points as compared to 88.5% of consolidated net sales ($571.2 million) for the same period in 1993. The decrease in cost of goods sold as a percentage of consolidated net sales principally resulted from synergistic benefits resulting from the acquisition of DM Can, lower per unit manufacturing costs realized on higher sales and production volumes and improved manufacturing efficiencies in the plastic container business resulting from larger cost reduction and productivity investments in 1993.


         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales declined 0.6 percentage points to 4.4% of consolidated net sales ($38.0 million) for the year ended December 31, 1994, as compared to 5.0% ($32.5 million) for the same period in 1993. The decrease as a percentage of consolidated net sales resulted principally from a modest increase in selling, general and administrative functions relative to the increased sales associated with the acquisition of DM Can, offset in part by an increase of $1.3 million in benefits accrued under SARs.


         Income from Operations. Income from operations as a percentage of consolidated net sales increased 0.3 percentage points to 6.8% ($58.4 million) for the year ended December 31, 1994, compared with 6.5% ($41.8 million) for the same period in 1993. During 1994 the Company incurred a charge of $16.7 million to write-down certain properties held for sale to their net realizable value and to reduce the carrying value of certain technologically obsolete and inoperable equipment. Without giving effect to this nonrecurring charge, income from operations in 1994 would have been 8.7% ($75.1 million), an increase of 2.2 percentage points as compared to 1993, and was principally attributable to the aforementioned improvement in gross margin.

         Income from operations as a percentage of net sales for the metal container business (without giving effect to the $7.2 million charge to write-down the carrying value of certain assets) increased 1.0% to 10.2% ($67.0 million) during 1994 as compared to 1993, principally due to operating synergies realized from the acquisition of DM Can and lower per unit manufacturing costs incurred as a result of higher production volumes in 1994. Income from operations as a percentage of net sales attributable to the plastic container business (without giving effect to the $9.5 million charge to write-down the carrying value of certain assets) in 1994 was 4.6% ($9.4 million), as compared to 0.3% ($0.6 million) in 1993. The improved operating performance of the plastic container business resulted from production efficiencies realized as a result of rationalizations and capital investment made in prior periods, and lower unit manufacturing costs.

         Interest Expense. Interest expense, including amortization of debt financing costs, increased by approximately $11.5 million to $65.8 million for the year ended December 31, 1994. This increase resulted from the incurrence of additional bank borrowings to finance the acquisition of DM Can, higher average bank borrowing rates, higher accretion of interest on the Discount Debentures and increased charges for the amortization of debt financing costs.

         Income Taxes. The provisions for income taxes for the years ended December 31, 1994 and 1993 were comprised of federal, state and foreign income taxes currently payable. The increase in the provision for income taxes in 1994 reflects an increase in federal income taxes currently payable. During 1994, the Company fully utilized its alternative minimum tax net operating loss carryovers and, therefore, was subject to tax at the rate of 20% on its alternative minimum taxable income.

         Net Income. As a result of the items discussed above, the net loss for the year ended December 31, 1994 was $13.0 million, $1.4 million less than the loss before extraordinary charges and cumulative effect of changes in accounting principles for the year ended December 31, 1993 of $14.4 million.

         In conjunction with the acquisition of DM Can in 1993, the Company incurred an extraordinary charge of $1.3 million for the early extinguishment of debt. Also, during 1993 the Company adopted SFAS No. 106, SFAS No. 109 and SFAS No. 112. The cumulative effect of these accounting changes, for years prior to 1993, was to decrease net income by $6.3 million. As a result of these charges, the net loss for 1993 was $22.0 million.

Capital Resources and Liquidity

         The Company's liquidity requirements arise primarily from its obligations under the indebtedness incurred in connection with its acquisitions and the refinancing of such indebtedness, capital investment in new and existing equipment and the funding of the Company's seasonal working capital needs. Historically, the Company has met these liquidity requirements through cash flow generated from operating activities and working capital borrowings.

         On July 22, 1996, the Company completed the Preferred Stock Sale. With net proceeds of $47.8 million from the Preferred Stock Sale, the Company purchased the Holdings Class B Stock held by Mellon for $35.8 million and, on August 26, 1996, redeemed $12.0 million principal amount of Discount Debentures.

         On August 1, 1995, Silgan, Containers and Plastics entered into the Silgan Credit Agreement (which originally provided Silgan with $225 million of A term loans and $225 million of B term loans and provided Containers and Plastics with a commitment of $225 million for working capital loans) to finance the acquisition by Containers of AN Can, to refinance and repay in full all amounts owing under the Company's previous credit agreement (the "Silgan 1993 Credit Agreement") and under the Secured Notes. With borrowings of $200 million under the Silgan Credit Agreement (as amended in May 1996 to include an additional $125 million of B term loans), Holdings repurchased and redeemed an aggregate of $204.1 million principal amount of Discount Debentures.

         The Silgan Credit Agreement provides the Company with improved financial flexibility by (i) enabling Silgan to transfer funds to Holdings for payment by Holdings of cash dividends (or cash interest) on the Exchangeable Preferred Stock (or, if issued, the Exchange Debentures), (ii) extending the maturity of the Company's secured debt facilities until December 31, 2000, (iii) lowering the interest rate spread on its floating rate borrowings by 1/2%, as well as providing for further interest rate reductions in the event the Company attains certain financial targets, and (iv) lowering the Company's average cost of indebtedness by permitting Holdings to repurchase or redeem Discount Debentures.


         Upon completion of the Refinancing, the Company will have retired all of the Discount Debentures. By refinancing all of the Discount Debentures with borrowings under the Silgan Credit Agreement and proceeds from the Preferred Stock Sale and from the Offering, the Company will have lowered its average cost of indebtedness, will realize approximately $19.6 million of annual current cash interest savings (excluding non-cash interest on the Exchange Debentures), and will realize approximately $25.9 million of current cash tax savings as a result of the deduction by the Company of the accreted interest on the retired Discount Debentures. In addition, as a result of the Company's net operating loss carryforwards, the Company does not expect to have any federal tax liability in 1996, and expects to incur minimal federal tax liability in 1997 and federal tax liability in the next few years thereafter at the alternative minimum tax rates then in effect. See "--Overview--Income Tax Considerations".

         For the first six months of 1996, net borrowings of working capital loans of $141.5 million, proceeds of $1.5 million from the sale of assets and a decrease in cash balances of $0.2 million were used to fund cash used by operations of $82.7 million for the Company's seasonal working capital needs, capital expenditures of $42.1 million (including the purchase of ANC's St. Louis facility for $13.2 million), the redemption of $17.4 million of Discount Debentures, and the repayment of $0.9 million of term loans under the Silgan Credit Agreement. The Company's Adjusted EBITDA for the six months ended June 30, 1996 in comparison to the same period in 1995 increased by $30.8 million to $89.6 million. The increase in Adjusted EBITDA principally reflected the generation of additional cash flow from the former AN Can operations.


         For the six months ended June 30, 1996, the operating cash flow of the Company declined from the same period in the prior year primarily as a result of the increased working capital needed, mainly for inventory, to support the former AN Can operations. Although management has undertaken a program to carry less finished goods inventory by scheduling some of its production closer to the vegetable pack season, it is still necessary to build a significant portion of its inventory prior to the vegetable pack season. The decline in trade accounts payable from year end results from traditional year end payment terms.


         Management believes that the average working capital needs of the combined operations of the Company and AN Can for 1996 as compared to the pro forma combined operations in the prior year will decline predominately as a result of carrying a lower amount of finished goods inventory due to scheduling production closer to the summer seasonal peak .

         During 1995, cash generated from operations of $209.6 million (including cash of $112.0 million generated by AN Can since its acquisition on August 1, 1995), proceeds of $3.5 million realized from the sale of assets and a decrease of $0.6 million in cash balances were used to repay $142.8 million of working capital borrowings used to fund the acquisition of AN Can, fund capital expenditures of $51.9 million, repay $9.7 million of term loans and $5.5 million of working capital loans, and make payments to former shareholders of $3.8 million in full settlement of outstanding litigation. The Company's Adjusted EBITDA for the year ended December 31, 1995 as compared to 1994 increased by $17.9 million to $132.4 million. The increase in Adjusted EBITDA reflected the generation of additional cash flow from AN Can since its acquisition on August 1, 1995, partially offset by a decline in the cash earnings of the Company's existing business principally as a result of lower unit volume due to the below normal 1995 vegetable pack.

         For the year ended December 31, 1995, the operating cash flow of the Company increased significantly from the prior year due to the generation of cash by AN Can since its acquisition on August 1, 1995 and the adoption by Silgan of similar year-end vendor payment terms to those of AN Can. At December 31, 1995, the trade receivable balance of AN Can was $44.2 million ($90.2 million on August 1, 1995), the inventory balance was $98.9 million ($137.9 million on August 1, 1995), and the trade payables balance was $58.2 million ($64.2 million on August 1, 1995).


         Because the Company sells metal containers used in vegetable and fruit processing, its sales are seasonal. As a result, a significant portion of the Company's revenues are generated in the first nine months of the year. As is common in the packaging industry, the Company must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. The acquisition of AN Can increased the Company's seasonal metal containers business. The Company's trade receivables have increased in 1996 as compared to 1995 due to the acquisition of AN Can which had more seasonal sales than the Company. As a result the Company increased the amount of working capital loans available to it under its credit facility to $225.0 million. Due to the Company's seasonal requirements, the Company expects to incur short term indebtedness to finance its working capital requirements. Approximately $185.0 million of the working capital revolver under the Silgan Credit Agreement, including letters of credit, was utilized at its peak in September 1996.


         As of August 31, 1996, the outstanding principal amount of working capital loans was $143.1 million and, subject to a borrowing base limitation and taking into account outstanding letters of credit, the unused portion of working capital commitments at such date was $74.5 million.


         In addition to its operating cash needs, the Company's cash requirements over the next several years consist primarily of (i) annual capital expenditures of $50.0 to $60.0 million, (ii) scheduled principal amortization payments of term loans under the Silgan Credit Agreement of $28.5 million, $38.5 million, $53.4 million, $53.4 million and $126.1 million over the next five years, respectively, (iii) expenditures of approximately $30.0 million over the next three years associated with plant rationalizations, employee severance and administrative workforce reductions, other plant exit costs and employee relocation costs of AN Can, (iv) the Company's interest requirements, including interest on working capital loans, the principal amount of which will vary depending upon seasonal requirements, the bank term loans, most of which bear fluctuating rates of interest, and the 11-3/4% Notes, and (v) payments of approximately $3.0 million for state tax liabilities in 1996 and approximately $5.0 million (based on the Company's current estimate of its 1997 net income) for federal and state tax liabilities in 1997.


         Management believes that cash generated by operations and funds from working capital borrowings under the Silgan Credit Agreement will be sufficient to meet the Company's expected operating needs, planned capital expenditures, debt service and tax obligations for the foreseeable future.

         The Silgan Credit Agreement, the indenture with respect to the 11-3/4% Notes (the "11-3/4% Notes Indenture"), the Exchangeable Preferred Stock and, when issued, the Exchange Debentures each contain restrictive covenants that, among other things, limit the Company's ability to incur debt, sell assets and engage in certain transactions. Management does not expect these limitations to have a material effect on the Company's business or results of operations. The Company is in compliance with all financial and operating covenants contained in such financing agreements and believes that it will continue to be in compliance during 1996 with all such covenants.

Effect of Inflation and Interest Rate Fluctuations

         Historically, inflation has not had a material effect on the Company, other than to increase its cost of borrowing. In general, the Company has been able to increase the sales prices of its products to reflect any increases in the prices of raw materials. See "--Overview--Net Sales--Long-term Contracts".

         Because the Company has indebtedness which bears interest at floating rates, the Company's financial results will be sensitive to changes in prevailing market rates of interest. As of June 30, 1996, on a pro forma basis after giving effect to the Refinancing and including seasonal working capital of $150.4 million, the Company had $892.9 million of indebtedness outstanding, of which $607.9 million bore interest at floating rates, taking into account interest rate swap agreements entered into by the Company to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest was exchanged for fixed rates of interest ranging from 8.1% to 8.6%. The notional principal amounts of these agreements totaled $100 million and mature in the year 1999. Depending upon market conditions, the Company may enter into additional interest rate swap or hedge agreements (with counterparties that, in the Company's judgment, have sufficient creditworthiness) to hedge its exposure against interest rate volatility.

New Accounting Pronouncements

  Long-Lived Asset Impairment

         The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the first quarter of 1996. Under SFAS No. 121, impairment losses will be recognized when events or changes in circumstances indicate that the undiscounted cash flows generated by assets are less than the carrying value of such assets. Impairment losses are then measured by comparing the fair value of assets to their carrying amount. There were no impairment losses recognized during the first six months of 1996 as a result of the adoption of SFAS No. 121. See Note 5 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

  Stock-Based Compensation

         In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for the 1996 fiscal year. Under SFAS No. 123, compensation expense for all stock-based compensation plans would be recognized based on the fair value of the options at the date of grant using an option pricing model. As permitted under SFAS No. 123, the Company may either adopt the new pronouncement or follow the current accounting methods as prescribed under APB No. 25. The Company has not elected to adopt SFAS No. 123 and continues to recognize compensation expense in accordance with APB No. 25. In addition, the Company will be required to include in its 1996 year end financial statements pro forma information regarding compensation expense recognizable under SFAS No. 123. See Note 15 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                    BUSINESS

General

         The Company is a leading North American manufacturer of consumer goods packaging products that currently produces (i) steel and aluminum containers for human and pet food, (ii) custom designed plastic containers for personal care, health, food, pharmaceutical and household chemical products and (iii) specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. The Company is the largest manufacturer of metal food containers in North America, with a unit sale market share during 1995 of 36% in the United States, and is a leading manufacturer of plastic containers in North America for personal care products. The Company's strategy is to increase shareholder value by growing its existing businesses and expanding into other segments by applying its expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses.


         The Company was founded in 1987 by its current Co-Chief Executive Officers. Since its inception, the Company has acquired and successfully integrated ten businesses, including the recent acquisitions of AN Can in August 1995 for a purchase price of approximately $362.0 million (including net working capital of approximately $156.0 million) and DM Can in December 1993 for a purchase price of approximately $73.3 million (including net working capital of approximately $21.9 million). In addition, on October 9, 1996 the Company completed its acquisition of Finger Lakes, the metal container manufacturing subsidiary of Curtice Burns. See "Prospectus Summary--Recent Developments". The Company's strategy has enabled it to rapidly increase its revenues and operating income. The Company's net sales have increased from $678.2 million in 1991 to $1,404.4 million in 1995, representing a compound annual growth rate of approximately 20%. During this period, pro forma for the AN Can acquisition, income from operations increased from $39.3 million in 1991 to $112.2 million in 1995, representing a 30% compound annual growth rate, while the Company's income from operations as a percentage of net sales increased from 5.8% to 8.0% over the same period (in each case without giving effect to a charge of $14.7 million in 1995 to adjust the carrying value of certain assets).


         The Company's philosophy, which has contributed to its strong performance since inception, is based on: (i) a significant equity ownership by management and an entrepreneurial approach to business, (ii) its low cost producer position and (iii) its long-term customer relationships. The Company's senior management has a significant ownership interest in the Company, which fosters an entrepreneurial management style and places a primary focus on creating shareholder value. Management is highly focused on maintaining a flat, efficient organizational structure, resulting in low selling, general and administrative expenses as a percentage of total net sales. The Company believes that it has achieved a low cost producer position primarily through (i) its low selling, general and administrative expenses, (ii) purchasing economies, (iii) significant capital investments that have generated manufacturing and production efficiencies, (iv) plant consolidations and rationalizations and (v) the proximity of its plants to its customers. The Company's philosophy has also been to develop long-term customer relationships by acting in partnership with its customers, providing reliable quality and service and utilizing its low cost producer position. This philosophy has resulted in numerous long-term supply contracts, high retention of customers' business and recognition from its customers, as demonstrated by many quality and service awards.

Company History

         Holdings is a Delaware corporation organized in April 1989, that, in June 1989, through a merger acquired all of the outstanding common stock of Silgan. Holdings' principal asset is all of the outstanding capital stock of Silgan. Prior to June 30, 1989, Holdings did not engage in any business. Silgan is a Delaware corporation formed in August 1987 as a holding company to acquire interests in various packaging manufacturers.

         Since its inception in 1987, the Company has completed the following acquisitions:

              Acquired Business                     Year       Products
              -----------------                     ----       --------


Metal Container Manufacturing division of Nestle    1987  Metal food containers
Monsanto Company's plastic container business       1987  Plastic containers
Fort Madison Can Company of The Dial                1988  Metal food containers
  Corporation

Seaboard Carton Division of Nestle                  1988  Paper containers
Aim Packaging, Inc.                                 1989  Plastic containers
Fortune Plastics Inc.                               1989  Plastic containers
Express Plastic Containers Limited                  1989  Plastic containers
Amoco Container Company                             1989  Plastic containers
Del Monte's U.S. can manufacturing operations       1993  Metal food containers

Food Metal and specialty business of ANC            1995  Metal food containers,
                                                          metal caps and
                                                          closures and Omni
                                                          plastic containers

Finger Lakes Packaging, Inc.                        1996  Metal food containers


         The principal executive offices of Holdings are located at 4 Landmark Square, Stamford, Connecticut 06901, telephone number (203) 975-7110.

Growth Strategy

         The Company intends to enhance its position as a leading supplier of consumer goods packaging products by aggressively pursuing a strategy designed to achieve future growth and to increase profitability. The key components of this strategy are to (i) increase the Company's market share in its current business lines through acquisitions and internal growth, (ii) expand into complementary business lines by applying the Company's acquisition and operating expertise to other areas of the North American consumer goods packaging market and (iii) improve the profitability of acquired businesses through integration, rationalization and capital investments to enhance their manufacturing and production efficiency.

  Increase Market Share Through Acquisitions and Internal Growth


         The Company has increased its revenues and market share in the metal container, plastic container and specialty markets through acquisitions and internal growth. As a result of this strategy, the Company has diversified its customer base, geographic presence and product line. Management believes that certain industry trends exist which will enable the Company to continue to acquire attractive businesses in its existing markets. For example, during the past ten years, the metal container market has experienced significant consolidation due to the desire by food processors to reduce costs and deploy resources to their core operations. Self-manufacturers are increasingly outsourcing their container needs by selling their operations to commercial container manufacturing companies and agreeing to purchase containers from the buyer pursuant to long-term contracts. The Company's acquisitions of the metal container manufacturing operations of Nestle, The Dial Corporation and Del Monte reflect this trend. As a result of its growth strategy, the Company has more than tripled its overall share of the U.S. metal food container market from approximately 10% in 1987 to approximately 36% in 1995. The Company expects this consolidation trend to continue, as evidenced by its October 9, 1996 acquisition of Finger Lakes. See "Prospectus Summary--Recent Developments". The Company's plastic container business has also increased its market position primarily through strategic acquisitions, from a sales base of $88.8 million in 1987 to $219.6 million in 1995. The plastic container segment of the consumer goods packaging industry is highly fragmented, and management intends to capitalize on consolidation opportunities in that segment.

         The Company also expects to generate internal growth due to its participation in certain higher growth segments of the consumer goods packaging market. For example, due to increasing consumer preference for plastic as a substitute for glass, the Company is aggressively pursuing opportunities for its custom designed PET and HDPE containers. These opportunities include producing PET containers for regional bottled water companies, and HDPE and PET containers for products such as shampoo, mouthwash, salad dressing and liquor. The Company also believes that there will be opportunities to expand its specialty business, which generated net sales of $83.6 million in 1995. Specialty products manufactured by the Company include metal closures for vacuum sealed glass containers, its licensed Omni plastic container, a plastic, microwaveable bowl with an easy-open metal end, and paper containers.


  Expand into Complementary Business Lines Through Acquisitions

         Management believes that it can successfully apply its acquisition and operating expertise to new segments of the consumer goods packaging industry. For example, with the AN Can acquisition, the Company expanded its specialty business into metal caps and closures and its licensed Omni product. Management believes that certain trends in and characteristics of the North American consumer goods packaging industry will continue to generate attractive acquisition opportunities in complementary business lines. The Company is focused on the North American consumer goods packaging industry, which represents a significant part of the $95 billion North American packaging market (based on estimated total sales in 1994). Importantly, the industry is also fragmented, with numerous segments and multiple participants in each of them. In addition, many of these segments are experiencing consolidation.

  Enhance Profitability of Acquired Companies


         The Company seeks to acquire businesses at reasonable cash flow multiples and to enhance profitability by rationalizing plants, by improving manufacturing and production efficiencies and through purchasing economies. The Company rationalizes plants by closing or downsizing certain plants and by consolidating production capacity within other plants. Since 1991, the Company has reduced costs by closing twelve smaller, higher cost facilities. Since its inception in 1987, the Company has invested approximately $244.5 million to upgrade acquired manufacturing facilities, aimed at generating manufacturing and production efficiencies and achieving a low cost producer position. As a result, the Company's acquisitions have generally been accretive to earnings and have produced high returns on assets. The AN Can acquisition illustrates the ability of the Company to enhance the profitability of acquired businesses. The Company estimates that it has reduced AN Can's operating costs from its historical 1994 level by at least $21.0 million, through selling and administrative cost reductions, improved manufacturing and production efficiencies and purchasing economies. The Company expects to further reduce AN Can's operating costs beginning in 1997 through the elimination of transitional administrative costs, the realization of additional manufacturing and production synergies with its metal container business and plant rationalizations.


Business Segments

         The Company operates through two operating companies, Containers and Plastics.

  Containers

         For 1995, Containers had net sales of $1,184.8 million (84% of the Company's net sales) and pro forma income from operations of $100.5 million (88% of the Company's pro forma income from operations) (without giving effect to corporate expense and a charge of $14.7 million in 1995 to adjust the carrying value of certain assets). Containers has realized compound annual unit sales growth in excess of 16% since 1987, despite the relative maturity of the U.S. food can industry. Containers is engaged in the manufacture and sale of steel and aluminum containers that are used primarily by processors and packagers for human and pet food. Containers manufactures metal containers for vegetables, fruit, pet food, meat, tomato based products, coffee, soup, seafood and evaporated milk. The Company estimates that approximately 85% of Containers' sales in 1996 will be pursuant to long-term supply arrangements. Containers has the Nestle Supply Agreements with Nestle pursuant to which Containers supplies a majority of Nestle's metal container requirements, and the DM Supply Agreement with Del Monte pursuant to which Containers supplies substantially all of Del Monte's metal container requirements. In addition to Nestle and Del Monte, Containers has multi-year supply arrangements with several other major food processors.

         Containers also manufactures certain specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. For 1995, Containers had net sales of specialty packaging items of $83.6 million.

  Plastics

         For 1995, Plastics had net sales of $219.6 million (16% of the Company's net sales) and income from operations of $13.2 million (12% of the Company's pro forma income from operations) (without giving effect to corporate expense and a charge of $14.7 million in 1995 to adjust the carrying value of certain assets). Plastics is aggressively pursuing opportunities in custom designed PET and HDPE containers. Plastics emphasizes value-added design, fabrication and decoration of custom containers in its business. Plastics manufactures custom designed HDPE containers for health and personal care products, including containers for shampoos, conditioners, hand creams, lotions, cosmetics and toiletries, household chemical products, including containers for scouring cleaners, cleaning agents and lawn and garden chemicals and pharmaceutical products, including containers for tablets, antacids and eye cleaning solutions. Plastics also manufactures PET custom designed containers for mouthwash, respiratory and gastrointestinal products, liquid soap, skin care lotions, salad dressings, condiments, instant coffee, bottled water and liquor. While many of Plastics' larger competitors that manufacture extrusion blow-molded plastic containers employ technology oriented to large bottles and long production runs, Plastics has focused on mid-sized, extrusion blow-molded plastic containers requiring special decoration and shorter production runs. Because these products are characterized by short product life and a demand for creative packaging, the containers manufactured for these products generally have more sophisticated designs and decorations.

Manufacturing and Production

         As is the practice in the industry, most of the Company's can and plastic container customers provide it with quarterly or annual estimates of products and quantities pursuant to which periodic commitments are given. Such estimates enable the Company to effectively manage production and control working capital requirements. At December 31, 1995, Containers had approximately 85% of its projected 1996 sales under multi-year contracts. Plastics has purchase orders or contracts for containers with the majority of its customers. In general, these purchase orders and contracts are for containers made from proprietary molds and are for a duration of 2 to 5 years. Both Containers and Plastics schedule their production to meet their customers' requirements. Because the production time for the Company's products is short, the backlog of customer orders in relation to sales is not significant.

  Metal Container Business

         The Company's manufacturing operations include cutting, coating, lithographing, fabricating, assembling and packaging finished cans. Three basic processes are used to produce cans. The traditional three-piece method requires three pieces of flat metal to form a cylindrical body with a welded side seam, a bottom and a top. High integrity of the side seam is assured by the use of sophisticated electronic weld monitors and organic coatings that are thermally cured by induction and convection processes. The other two methods of producing cans start by forming a shallow cup that is then formed into the desired height using either the draw and iron process or the draw and redraw process. Using the draw and redraw process, the Company manufactures steel and aluminum two-piece cans, the height of which does not exceed the diameter. For cans the height of which is greater than the diameter, the Company manufactures steel two-piece cans by using a drawing and ironing process. Quality and stackability of such cans are comparable to that of the shallow two-piece cans described above. Can bodies and ends are manufactured from thin, high-strength aluminum alloys and steels by utilizing proprietary tool and die designs and selected can making equipment.

  Plastic Container Business

         The Company utilizes two basic processes to produce plastic bottles. In the extrusion blow molding process, pellets of plastic resin are heated and extruded into a tube of plastic. A two-piece metal mold is then closed around the plastic tube and high pressure air is blown into it causing a bottle to form in the mold's shape. In the injection blow molding process, pellets of plastic resin are heated and injected into a mold, forming a plastic preform. The plastic preform is then blown into a bottle-shaped metal mold, creating a plastic bottle.

         The Company believes that its proprietary equipment for the production of HDPE containers is particularly well-suited for the use of post-consumer recycled ("PCR") resins because of the relatively low capital costs required to convert its equipment to utilize multi-layer container construction.

         The Company's decorating methods for its plastic products include (1) in-mold labeling which applies a paper or plastic film label to the bottle during the blowing process and (2) post-mold decoration. Post-mold decoration includes (i) silk screen decoration which enables the applications of images in multiple colors to the bottle, (ii) pressure sensitive decoration which uses a plastic film or paper label with an adhesive, (iii) heat transfer decoration which uses a plastic coated label applied by heat, and (iv) hot stamping decoration which transfers images from a die using metallic foils. The Company has state-of-the-art decorating equipment, including, management believes, one of the largest sophisticated decorating facilities in the country.

Raw Materials


         The Company does not believe that it is materially dependent upon any single supplier for any of its raw materials and, based upon the existing arrangements with suppliers, its current and anticipated requirements and market conditions, the Company believes that it has made adequate provisions for acquiring raw materials. Although increases in the prices of raw materials have generally been passed along to the Company's customers in accordance with the Company's long-term supply arrangements and otherwise, any inability to do so in the future could have a significant impact on the Company's operating margins.


  Metal Container Business

         The Company uses tin plated and chromium plated steel, aluminum, copper wire, organic coatings, lining compound and inks in the manufacture and decoration of its metal can products. The Company's material requirements are supplied through purchase orders with suppliers with whom the Company, through its predecessors, has long-term relationships. If its suppliers fail to deliver under their arrangements, the Company would be forced to purchase raw materials on the open market, and no assurances can be given that it would be able to make such purchases at comparable prices or terms. The Company believes that it will be able to purchase sufficient quantities of steel and aluminum can sheet for the foreseeable future.

  Plastic Container Business

         The raw materials used by the Company for the manufacture of plastic containers are primarily resins in pellet form such as recycled PET, HDPE-PCR and virgin HDPE and PET and, to a lesser extent, low density polyethylene, extrudable polyethylene terephthalate, polyethylene terephthalate glycol, polypropylene, polyvinyl chloride and medium density polyethylene. The Company's resin requirements are acquired through multi-year arrangements for specific quantities of resins with several major suppliers of resins. The price the Company pays for resin raw materials is not fixed and is subject to market pricing. The Company believes that it will be able to purchase sufficient quantities of resins for the foreseeable future.

Sales and Marketing

         The Company's philosophy has been to develop long-term customer relationships by acting in partnership with its customers, providing reliable quality and service and utilizing its low cost producer position. The Company markets its products in most areas of North America primarily by a direct sales force and for its plastic container business, to a lesser extent through a network of distributors. Because of the high cost of transporting empty containers, the Company generally sells to customers within a 300 mile radius of its manufacturing plants. See also "--Competition" below.

         In 1995, 1994 and 1993, approximately 21%, 26% and 34%, respectively, of the Company's actual sales were to Nestle and in 1995 and 1994 approximately 15% and 21%, respectively, of the Company's actual sales were to Del Monte. On a pro forma basis after giving effect to the acquisition of AN Can, in 1995 approximately 17% and 11% of the Company's sales would have been to Nestle and Del Monte, respectively. No other customer accounted for more than 10% of the Company's total sales during such years.

  Metal Container Business

         The Company is the largest manufacturer of metal food can containers in North America, with a unit sale market share during 1995 of 36% in the United States. Containers has entered into multi-year supply arrangements with many of its customers, including Nestle and Del Monte. The Company estimates that approximately 85% of its metal container sales in 1996 will be pursuant to such arrangements.


         In 1987, the Company, through Containers, and Nestle entered into nine Nestle Supply Agreements pursuant to which Containers has agreed to supply Nestle with, and Nestle has agreed to purchase from Containers, substantially all of the can requirements of the former Carnation operations of Nestle for a period of ten years, subject to certain conditions. In 1995, sales of metal cans by the Company to Nestle were $236.0 million.


         The Nestle Supply Agreements provide for certain prices and specify that such prices will be increased or decreased based upon cost change formulas set forth therein. The Nestle Supply Agreements contain provisions that require Containers to maintain certain levels of product quality, service and delivery in order to retain the Nestle business. In the event of a breach of a particular Nestle Supply Agreement, Nestle may terminate such Nestle Supply Agreement but the other Nestle Supply Agreements would remain in effect.

         In 1993, the term of certain of the Nestle Supply Agreements (representing approximately 70% of the Company's 1995 unit sales to Nestle) was extended through 2001. Under these Nestle Supply Agreements, Nestle has the right to receive competitive bids under narrowly limited circumstances, and Containers has the right to match any such bids. In the event that Containers chooses not to match a competitive bid, Nestle may purchase cans from the competitive bidder at the competitive bid price for the term of the bid. The Company cannot predict the effect, if any, of such bids upon its financial condition or results of operations. The Company is currently engaged in discussions with Nestle regarding the extension beyond 2001 of the term for the can requirements under these Nestle Supply Agreements in return for certain price concessions by the Company. On a pro forma basis after giving effect to the acquisition of AN Can, such can requirements would have represented approximately 11% of the Company's 1995 sales.

         The term of the other Nestle Supply Agreements expires in August 1997. The Company has also commenced discussions with Nestle with respect to the continuation beyond 1997 of these Nestle Supply Agreements, which would have represented approximately 6% of the Company's sales in 1995 on a pro forma basis after giving effect to the acquisition of AN Can. Although the Company intends to make every effort to extend these Nestle Supply Agreements on reasonable terms and conditions, there can be no assurance that these Nestle Supply Agreements will be extended or that they will be extended on terms favorable to the Company.

         On December 21, 1993, Containers and Del Monte entered into the DM Supply Agreement. Under the DM Supply Agreement, Del Monte has agreed to purchase from Containers, and Containers has agreed to sell to Del Monte, substantially all of Del Monte's annual requirements for metal containers to be used for the packaging of food and beverages in the United States, subject to certain limited exceptions. In 1995, sales of metal containers by the Company to Del Monte were $159.4 million.

         The DM Supply Agreement provides for certain prices for all metal containers supplied by Containers to Del Monte thereunder and specifies that such prices will be increased or decreased based upon specified cost change formulas.

         Under the DM Supply Agreement, beginning in December 1998, Del Monte may, under certain circumstances, receive proposals with terms more favorable than those under the DM Supply Agreement from independent commercial can manufacturers for the supply of containers of a type and quality similar to the metal containers that Containers furnishes to Del Monte, which proposals shall be for the remainder of the term of the DM Supply Agreement and for 100% of the annual volume of containers at one or more of Del Monte's canneries. Containers has the right to retain the business subject to the terms and conditions of such competitive proposal.

         The sale of metal containers to vegetable and fruit processors is seasonal and monthly revenues increase during the months of June through October. As is common in the packaging industry, the Company must build inventory and then carry accounts receivable for some seasonal customers beyond the end of the season. The acquisition of AN Can increased the Company's seasonal metal container business. Consistent with industry practice, such customers may return unused containers. Historically, such returns have been minimal.

  Plastic Container Business

         The Company is one of the leading manufacturers of custom designed HDPE and PET containers sold in North America. The Company markets its plastic containers in most areas of North America through a direct sales force and through a large network of distributors. Management believes that the Company is a leading manufacturer of plastic containers in North America for personal care products. More than 70% of the Company's plastic containers are sold for health and personal care products, such as hair care, oral care, pharmaceutical and other health care applications. The Company's customers in these product segments include the Helene Curtis and Chesebrough-Ponds USA divisions of Unilever United States, Inc., Procter & Gamble Co., Avon Products, Inc., Andrew Jergens Inc., The Dial Corporation, Warner-Lambert Company and Pfizer Inc. The Company also manufactures plastic containers for food and beverage products, such as salad dressings, condiments, instant coffee and bottled water and liquor. Customers in these product segments include Procter & Gamble Co., Kraft Foods Inc. and General Mills, Inc.

         As part of its marketing strategy, the Company has arrangements to sell some of its plastic products to distributors, which in turn sell such products primarily to regional customers. Plastic containers sold to distributors are manufactured by using generic molds with decoration, color and neck finishes added to meet the distributors' individual requirements. The distributors' warehouses and their sales personnel enable the Company to market and inventory a wide range of such products to a variety of customers.

         Plastics has written purchase orders or contracts for containers with the majority of its customers. In general, these purchase orders and contracts are for containers made from proprietary molds and are for a duration of 2 to 5 years.

Competition

         The packaging industry is highly competitive. The Company competes in this industry with other packaging manufacturers as well as fillers, food processors and packers who manufacture containers for their own use and for sale to others. The Company attempts to compete effectively through the quality of its products, competitive pricing and its ability to meet customer requirements for delivery, performance and technical assistance. The Company also pursues market niches such as the manufacture of easy-open ends and special feature cans, which may differentiate the Company's products from its competitors' products.

         Because of the high cost of transporting empty containers, the Company generally sells to customers within a 300 mile radius of its manufacturing plants. Strategically located existing plants give the Company an advantage over competitors from other areas, and the Company would be disadvantaged by the loss or relocation of a major customer. As of August 31, 1996, the Company operated 46 manufacturing facilities, geographically dispersed throughout the United States and Canada, that serve the distribution needs of its customers.

  Metal Container Business

         Of the commercial metal can manufacturers, Crown Cork and Seal Company, Inc. and Ball Corporation are the Company's most significant national competitors. As an alternative to purchasing cans from commercial can manufacturers, customers have the ability to invest in equipment to self-manufacture their cans. However, some self-manufacturers have sold or closed can manufacturing operations and entered into long-term supply agreements with the new owners or with commercial can manufacturers.

         Although metal containers face continued competition from plastic, paper and composite containers, management believes that metal containers are superior to plastic and paper containers in applications where the contents are processed at high temperatures, where the contents are packaged in large or institutional quantities (14 to 64 oz.) or where long-term storage of the product is desirable. Such applications include canned vegetables, fruits, meats and pet foods. These sectors are the principal areas for which the Company manufactures its products.

  Plastic Container Business

         Plastics competes with a number of large national producers of health, personal care, food, beverage, pharmaceutical and household chemical plastic container products, including Owens-Brockway Plastics Products, a division of Owens-Illinois, Inc., Constar Plastics Inc., a subsidiary of Crown Cork and Seal Company, Inc., Johnson Controls Inc., Continental Plastics Inc. and Plastipak Packaging Inc. In order to compete effectively in the constantly changing market for plastic bottles, the Company must remain current with, and to some extent anticipate innovations in, resin composition and applications and changes in the technology for the manufacturing of plastic bottles.

Employees

         As of  December  31,  1995,  the  Company  employed  approximately  940
salaried  and  4,170  hourly   employees   on  a  full-time   basis,   including
approximately 1,400 employees who joined the Company on August 1, 1995 as a result of the acquisition of AN Can. Approximately 63% of the Company's hourly plant employees are represented by a variety of unions.

         The Company's labor contracts expire at various times between 1996 and 2008. Contracts covering approximately 7% of the Company's hourly employees presently expire during the remainder of 1996. The Company expects no significant changes in its relations with these unions. Management believes that its relationship with its employees is good.

Regulation

         The Company is subject to federal, state and local environmental laws and regulations. In general, these laws and regulations limit the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous waste. The Company believes that all of its facilities are either in compliance in all material respects with all presently applicable environmental laws and regulations or are operating in accordance with appropriate variances, delayed compliance orders or similar arrangements.

         In addition to costs associated with regulatory compliance, the Company may be held liable for alleged environmental damage associated with the past disposal of hazardous substances. Generators of hazardous substances disposed of at sites at which environmental problems are alleged to exist, as well as the owners of those sites and certain other classes of persons, are subject to claims under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") regardless of fault or the legality of the original disposal. Liability under CERCLA and under many similar state statutes is joint and several, and, therefore, any responsible party may be held liable for the entire cleanup cost at a particular site. Other state statutes may impose proportionate rather than joint and several liability. The federal Environmental Protection Agency or a state agency may also issue orders requiring responsible parties to undertake removal or remedial actions at certain sites. Pursuant to the agreement relating to the acquisition in 1987 of the can operations of Nestle ("Nestle Can"), the Company has assumed liability for the past waste disposal practices of Nestle Can. In 1989, the Company received notice that it is one of many potentially responsible parties (or similarly designated parties) for cleanup of hazardous waste at a site to which it (or its predecessor Nestle Can) is alleged to have shipped such waste and at which the Company's share of cleanup costs could exceed $100,000. See "--Legal Proceedings" below.

         Pursuant to the agreement relating to the acquisition in 1987 from Monsanto Company ("Monsanto") of substantially all of the business and related fixed assets and inventory of Monsanto's plastic containers business ("Monsanto Plastic Containers"), Monsanto has agreed to indemnify the Company for substantially all of the costs attributable to the past waste disposal practices of Monsanto Plastic Containers. In connection with the acquisition of DM Can, Del Monte has agreed to indemnify the Company for a period of three years for substantially all of the costs attributable to any noncompliance by DM Can with any environmental law prior to the closing, including all of the costs attributable to the past waste disposal practices of DM Can. In connection with the acquisition of AN Can, subject to certain limitations, ANC has agreed to indemnify the Company for a period of three years for the costs attributable to any noncompliance by AN Can with any environmental law prior to the closing, including costs attributable to the past waste disposal practices of AN Can.

         The Company is subject to the Occupational Safety and Health Act and other laws regulating noise exposure levels and other safety and health concerns in the production areas of its plants.

         Management does not believe that any of the matters described above individually or in the aggregate will have a material effect on the Company's capital expenditures, earnings, financial position or competitive position.

Research and Product Development

  Metal Container Business

         The Company's research, product development and product engineering efforts relating to its metal containers are currently conducted at its research centers at Oconomowoc, Wisconsin and Neenah, Wisconsin. The Company is building a state-of-the-art research facility in Oconomowoc, Wisconsin in order to consolidate its two main research centers into one facility.

  Plastic Container Business

         The Company's research, product development and product engineering efforts with respect to its plastic containers are currently performed by its manufacturing and engineering personnel located at its Norcross, Georgia facility. In addition to its own research and development staff, the Company participates in arrangements with three non-U.S. plastic container manufacturers that allow for an exchange of technology among these manufacturers. Pursuant to these arrangements, the Company licenses its blow molding technology to such manufacturers.

Properties

         Holdings' and Silgan's principal executive offices are located at 4 Landmark Square, Stamford, Connecticut 06901. The administrative headquarters and principal places of business for Containers and Plastics are located at 21800 Oxnard Street, Woodland Hills, California 91367 and 14515 N. Outer Forty, Chesterfield, Missouri 63017, respectively. All of these offices are leased by the Company.


         The Company owns and leases properties for use in the ordinary course of business. Such properties consist primarily of 33 metal container manufacturing facilities, 11 plastic container manufacturing facilities and 4 specialty packaging manufacturing facilities. Twenty of these facilities are owned and 28 are leased by the Company. The leases expire at various times through 2020. Some of these leases provide renewal options.

         Below is a list of the Company's operating facilities, including attached warehouses, as of October 15, 1996 for its metal container business:


                                                       Approximate Building Area
Location                                                      (square feet)
--------                                               -------------------------

City of Industry, CA...................................      50,000 (leased)
Kingsburgh, CA.........................................      37,783 (leased)
Modesto, CA............................................      35,585 (leased)
Modesto, CA............................................     128,000 (leased)
Modesto, CA............................................     150,000 (leased)
Riverbank, CA..........................................     167,000
San Leandro, CA........................................     200,000 (leased)
Stockton, CA...........................................     243,500
Norwalk, CT............................................      14,359 (leased)
Broadview, IL..........................................      85,000
Hoopeston, IL..........................................     323,000
Rochelle, IL...........................................     175,000
Waukegan, IL...........................................      40,000 (leased)
Woodstock, IL..........................................     160,000 (leased)
Evansville, IN.........................................     188,000
Hammond, IN............................................     160,000 (leased)
Laporte, IN............................................     144,000 (leased)

Fort Madison, IA.......................................      66,000
Ft. Dodge, IA..........................................      49,500 (leased)
Benton Harbor, MI......................................      20,246 (leased)
Savage, MN.............................................     160,000
St. Paul, MN...........................................     470,000
West Point, MS.........................................      25,000 (leased)
Mt. Vernon, MO.........................................     100,000
Northtown, MO..........................................     112,000 (leased)
St. Joseph, MO.........................................     173,725
St. Louis, MO..........................................     174,000 (leased)
Edison, NJ.............................................     280,000
Lyons, NY..............................................     145,000
Crystal City, TX.......................................      26,045 (leased)
Toppenish, WA .........................................      98,000

Vancouver, WA..........................................     127,000 (leased)
Menomonee Falls, WI....................................     116,000
Menomonie, WI..........................................      60,000 (leased)
Oconomowoc, WI.........................................     105,200
Plover, WI.............................................      58,000 (leased)
Waupun, WI.............................................     212,000

         Below is a list of the Company's operating facilities, including attached warehouses, as of October 15, 1996 for its plastic container business:

                                                          Approximate
                                                          Building Area
Location                                                  (square feet)
--------                                                  -------------

Anaheim, CA..........................................   127,000 (leased)
Deep River, CT.......................................   140,000
Monroe, GA...........................................   117,000
Norcross, GA.........................................    59,000 (leased)
Ligonier, IN.........................................   477,000 (284,000 leased)
Seymour, IN..........................................   406,000
Franklin, KY.........................................   122,000 (leased)
Port Clinton, OH.....................................   336,000 (leased)
Langhorne, PA........................................  156,000 (leased)
Mississauga, Ontario.................................   80,000 (leased)
Mississauga, Ontario.................................   60,000 (leased)


         The Company owns and leases certain other warehouse facilities that are detached from its manufacturing facilities. All of the Company's facilities are subject to liens in favor of the Banks.

         The Company believes that its plants, warehouses and other facilities are in good operating condition, adequately maintained, and suitable to meet its present needs and future plans. The Company believes that it has sufficient capacity to satisfy the demand for its products in the foreseeable future. To the extent that the Company needs additional capacity, management believes that the Company can convert certain facilities to continuous operation or make the appropriate capital expenditures to increase capacity.

Legal Proceedings

         On October 17, 1989, the State of California, on behalf of the California Department of Health Services ("DHS"), filed a suit in the United States District Court for the Northern District of California against the owners and operators of a recycling facility operated by Summer del Caribe, Inc., Dale Summer and Lynn Rodich. The complaint also named 16 can manufacturing companies, including Containers, that had sent amounts of solder dross to the facility for recycling as "Potentially Responsible Parties" ("PRPs") under the Federal Superfund statute. Containers is one of the 15 defendant can companies which agreed to participate as a group in response to the DHS suit (the "PRP Group"). In the PRP Group agreement, Containers agreed with the other can company defendants that its apportioned share of cleanup costs would be 6.72% of the total cost of cleanup. The PRP Group has undertaken a feasibility study for the purpose of developing, designing and implementing a final remedy for the site. The feasibility study was approved by the California Department of Toxic Substances Control ("DTSC") in June 1994. On March 14, 1995, the court approved a settlement agreement and consent decree which ordered the PRP Group to submit a draft Remedial Action Plan to the DTSC for approval, which the PRP Group submitted to the DTSC on September 5, 1995. On September 13, 1995, the DTSC notified the PRP Group by letter that the Remedial Action Plan had been adopted for the Summer del Caribe site. According to the Remedial Action Plan, the overall cost of site cleanup is estimated to be in a range of $2,000,000 to $3,000,000. Since cleanup is ongoing, a more precise estimate is unavailable at this time. However, based on the estimate, the Company believes that Containers' apportioned share of liability will range from approximately $135,000 to $200,000.

         Other than the action mentioned above, there are no other material pending legal proceedings to which the Company is a party or to which any of its properties are subject.

                                   MANAGEMENT

Directors and Executive Officers

  Holdings and Silgan

         The following table sets forth certain information (ages as of September 30, 1996) concerning the directors and executive officers of Holdings and Silgan. All directors serve terms of one year or until the election of their respective successors.

Name                                     Age     Position
----                                     ---     --------
R. Philip Silver...................      54      Chairman of the Board, Co-Chief
                                                 Executive Officer and Director
D. Greg Horrigan...................      53      President, Co-Chief Executive
                                                 Officer and Director
Robert H. Niehaus..................      41      Director
Leigh J. Abramson..................      28      Director
Harley Rankin, Jr..................      56      Executive Vice President, Chief
                                                 Financial Officer and Treasurer
Harold J. Rodriguez, Jr............      41      Vice President, Controller and
                                                 Assistant Treasurer
Glenn A. Paulson...................      53      Vice President


  Containers

         The following table sets forth certain information (ages as of September 30, 1996) concerning the executive officers of Containers.

Name                                     Age     Position
----                                     ---     --------
James D. Beam......................      53      President
Gerald T. Wojdon...................      60      Vice President - Operations and
                                                 Assistant Secretary
Gary M. Hughes.....................      54      Vice President - Sales &
                                                 Marketing
Dennis Nerstad.....................      58      Vice President - Product
                                                 Services
Joseph A. Heaney...................      43      Vice President - Finance


  Plastics

         The following table sets forth certain information (ages as of September 30, 1996) concerning the Directors and executive officers of Plastics.

Name                                     Age     Position
----                                     ---     --------
Russell F. Gervais.................      53      President
Howard H. Cole.....................      51      Vice President and Assistant
                                                 Secretary
Charles Minarik....................      59      Vice President - Operations and
                                                 Commercial Development
Alan H. Koblin.....................      44      Vice President - Sales &
                                                 Marketing
Colleen J. Jones...................      36      Vice President - Finance, Chief
                                                 Financial Officer and
                                                 Assistant Secretary


         Mr. Silver has been Chairman of the Board and Co-Chief Executive Officer of Holdings and Silgan since March 1994. Mr. Silver is one of the founders of the Company and was formerly President of Holdings and Silgan. Mr. Silver has been a Director of Holdings and Silgan since their inception in April 1989 and August 1987, respectively. Mr. Silver has been a Director of Containers since its inception in August 1987 and Vice President of Containers since May 1995. Mr. Silver has been a Director of Plastics since its inception in August 1987 and Chairman of the Board of Plastics since March 1994. Prior to founding the Company in 1987, Mr. Silver was a consultant to the packaging industry. Mr. Silver was President of Continental Can Company from June 1983 to August 1986. From September 1989 through August 1993, Mr. Silver held various positions with Sweetheart Holdings Inc. and Sweetheart Cup Company, Inc., including Chairman of the Board and Director. Mr. Silver is a Director of Johnstown America Corporation.

         Mr. Horrigan has been President and Co-Chief Executive Officer of Holdings and Silgan since March 1994. Mr. Horrigan is one of the founders of the Company and was formerly Chairman of the Board of Holdings and Silgan. Mr. Horrigan has been a Director of Holdings and Silgan since their inception in April 1989 and August 1987, respectively. Mr. Horrigan has been Chairman of the Board of Containers and a Director of Containers and Plastics since their inception in August 1987. Mr. Horrigan was Executive Vice President and Operating Officer of Continental Can Company from 1984 to 1987. From September 1989 through August 1993, Mr. Horrigan held various positions with Sweetheart Holdings Inc. and Sweetheart Cup Company, Inc., including Chairman of the Board and Director.


         Mr. Niehaus has been a Director of Holdings since its inception in April 1989 and a Director of Silgan, Containers and Plastics since their inception in August 1987. Mr. Niehaus joined Morgan Stanley in 1982 and has been a Managing Director of Morgan Stanley since 1990. Mr. Niehaus has been a Vice Chairman and a Director of Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.") since January 1990 and a Vice Chairman and a Director of the managing general partner of the general partner of Morgan Stanley Capital Partners III, L.P. ("MSCP III") since January 1994. Mr. Niehaus is also a Director of American Italian Pasta Company, Fort Howard Corporation, Randall's Food Markets, Inc. and Waterford Crystal Ltd., and Chairman of Waterford Wedgewood UK plc.


         Mr. Abramson has been a Director of Holdings, Silgan, Containers and Plastics since September 1996. He has been an Associate of Morgan Stanley since 1994 and a Vice President of MSLEF II, Inc. and of the managing general partner of the general partner of MSCP III since 1995. Mr. Abramson has been with Morgan Stanley since 1990, first in the Corporate Finance Division and, since 1992, in the Merchant Banking Division. Mr. Abramson is also a director of PageMart Wireless, Inc.

         Mr. Rankin has been Executive Vice President and Chief Financial Officer of Holdings since its inception in April 1989 and Treasurer of Holdings since January 1992. Mr. Rankin has been Executive Vice President and Chief Financial Officer of Silgan since January 1989 and Treasurer of Silgan since January 1992. Mr. Rankin has been Vice President of Containers and Plastics since January 1989 and was Treasurer of Plastics from January 1994 to December 1994. Prior to joining the Company, Mr. Rankin was Senior Vice President and Chief Financial Officer of Armtek Corporation. Mr. Rankin was Vice President and Chief Financial Officer of Continental Can Company from November 1984 to August 1986. From September 1989 to August 1993, Mr. Rankin was Vice President, Chief Financial Officer and Treasurer of Sweetheart Holdings Inc. and Vice President of Sweetheart Cup Company, Inc.

         Mr. Rodriguez has been Vice President of Holdings and Silgan since March 1994 and Controller and Assistant Treasurer of Holdings and Silgan since March 1990. Prior to March 1990, Mr. Rodriguez was Assistant Controller and Assistant Treasurer of Holdings and Silgan from April 1989 and October 1987, respectively. Mr. Rodriguez has been Vice President of Containers and Plastics since March 1994. From September 1989 to August 1993, Mr. Rodriguez was Controller, Assistant Secretary and Assistant Treasurer of Sweetheart Holdings Inc. and Assistant Secretary and Assistant Treasurer of Sweetheart Cup

Company, Inc. From 1978 to 1987, Mr. Rodriguez was employed by Ernst & Young LLP, last serving as Senior Manager specializing in taxation.

         Mr. Paulson has been Vice President of Holdings and Silgan since January 1996. Mr. Paulson was employed by Containers to manage the transition of AN Can from August 1995 to December 1995. From January 1990 to July 1995, Mr. Paulson was employed by ANC, last serving as Senior Vice President and General Manager, Food Metal and Specialty, North America. Prior to his employment with ANC, Mr. Paulson was President of the beverage packaging operations of Continental Can Company.

         Mr. Beam has been President of Containers since July 1990. From September 1987 to July 1990, Mr. Beam was Vice President - Marketing & Sales of Containers. Mr. Beam was Vice President and General Manager of Continental Can Company, Western Food Can Division, from March 1986 to September 1987.

         Mr. Wojdon has been Vice President - Operations and Assistant Secretary of Containers since September 1987. From August 1982 to August 1987, Mr. Wojdon was General Manager of Manufacturing of the Can Division of the Carnation Company.

         Mr. Hughes has been Vice President - Sales & Marketing of Containers since July 1990. From February 1988 to July 1990, Mr. Hughes was Vice President, Sales and Marketing of the Beverage Division of Continental Can Company. Prior to February 1988, Mr. Hughes was employed by Continental Can Company in various regional sales positions.

         Mr. Nerstad has been a Vice President of Containers since December 1993. From August 1989 to December 1993, Mr. Nerstad was Vice President - Distribution and Container Manufacturing of Del Monte and was Director of Container Manufacturing of Del Monte from November 1983 to July 1989. Prior to 1983, Mr. Nerstad was employed by Del Monte in various regional and plant positions.

         Mr. Heaney has been Vice President - Finance of Containers since October 1995. From September 1990 to October 1995, Mr. Heaney was Controller, Food Metal and Specialty Division of ANC. From August 1977 to August 1990, Mr. Heaney was employed by ANC and American Can Company in various divisional, regional and plant finance/accounting positions.

         Mr. Gervais has been President of Plastics since December 1992. From September 1989 to December 1992, Mr. Gervais was Vice President-Sales & Marketing of Plastics. From March 1984 to September 1989, Mr. Gervais was President and Chief Executive Officer of Aim Packaging, Inc.

         Mr. Cole has been Vice President and Assistant Secretary of Plastics since September 1987. From April 1986 to September 1987, Mr. Cole was Manager of Personnel of the Monsanto Engineered Products Division of Monsanto.

         Mr. Minarik has been Vice President - Operations and Commercial Development of Plastics since May 1993. From February 1991 to August 1992, Mr. Minarik was President of Wheaton Industries Plastics Group. Mr. Minarik was Vice President - Marketing of Constar International, Inc. from March 1983 to February 1991.

         Mr. Koblin has been Vice President - Sales & Marketing of Plastics since 1994. From 1992 to 1994, Mr. Koblin was Director of Sales & Marketing of Plastics. From 1990 to 1992, Mr. Koblin was Vice President of Churchill Industries.

         Ms. Jones has been Vice President - Finance and Chief Financial Officer of Plastics since December 1994 and Assistant Secretary of Plastics since November 1995. From October 1993 to December 1994, Ms. Jones was Corporate Controller of Plastics and from July 1989 to October 1993, she was Manager - Finance of Plastics. From July 1982 to July 1989, Ms. Jones was an Audit Manager for Arthur Young & Company.

Board of Directors


         Holdings presently has a Board of Directors consisting of four members. Holdings intends to elect an additional two persons to serve as independent directors of Holdings following the completion of the Offering. Prior to the Offering, the Board of Directors will be divided into three classes (designated Class I, Class II and Class III). Initially, Class I will consist of Mr. Silver and Mr. Abramson, Class II will consist of Mr. Horrigan and Mr. Niehaus, and the two Class III directorships will remain vacant until the Board of Directors elects two independent persons to serve as Class III directors following the completion of the Offering. The Class I, Class II and Class III directors will serve until the annual stockholder meetings of Holdings to be held in 1997, 1998 and 1999, respectively, and until their successors are duly elected and qualified. At each annual stockholders' meeting, directors nominated to the class of directors whose term is expiring at that annual meeting will be elected for a term of three years, and the remaining directors will continue in office until their respective terms expire and until their successors are duly elected and qualified. Accordingly, at each annual meeting two of the Company's six directors will be elected, and each director will be required to stand for election once every three years. The four directors that are not independent will be elected pursuant to the Stockholders Agreement. MSLEF II has agreed that, until December 21, 1998, Messrs. Silver and Horrigan will nominate the two independent directors, who must then be elected in accordance with Holdings Restated Certificate of Incorporation. Officers are elected by the Board of
Directors and serve at the discretion of the Board of Directors. See "Description of Capital Stock--Description of the Holdings Stockholders Agreement".


         The Board of Directors has an Audit Committee, which is presently composed of Messrs. Silver and Niehaus. After the Offering, the Board of Directors will reconstitute its Audit Committee to consist of two Directors who are neither officers nor employees of Holdings. The Audit Committee has the responsibility of reviewing and supervising the financial controls of Holdings. The Audit Committee's responsibilities include (i) making recommendations to the Board of Directors with respect to its financial statements and the appointment of independent auditors, (ii) reviewing significant audit and accounting policies and practices of Holdings, (iii) meeting with the Company's independent public accountants concerning, among other things, the scope of audits and reports and (iv) reviewing the performance of overall accounting and financial controls of Holdings.


         The Board of Directors expects to establish a Compensation Committee and an Executive Committee. The Compensation Committee will consist of at least two Directors who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will have the responsibility of reviewing the performance of the executive officers of Holdings and recommending to the Board of Directors annual salary and bonus amounts for all officers of the Company.


Compensation of Directors

         It is anticipated that directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an
annual retainer fee of $     for their service on the Board
of Directors, and a fee of $ for each meeting of the Board of Directors or any committee thereof that they attend, plus reasonable out-of-pocket expenses.

Executive Compensation

         The following table sets forth information concerning the annual and long term compensation for services rendered in all capacities to the Company during the fiscal years ended December 31, 1995, 1994 and 1993 of those persons who at December 31, 1995 were (i) the Chief Executive Officer of Holdings and
(ii) the other four most highly compensated executive officers of Holdings and its subsidiaries. Prior to the Offering, no director of Holdings or its subsidiaries received any compensation for serving as a director of Holdings or its subsidiaries. See "Certain Transactions--Management Agreements".

                                                         Summary Compensation Table

                                                                                                     Long-Term
                                                             Annual Compensation                    Compensation
                                                         --------------------------                 ------------

                                                                                                       Awards
                                                                                                       ------

                                                                                    Other           Securities
                                                                                   Annual        Underlying Stock       All Other
Name and Principal Position            Year       Salary(a)(b)   Bonus(a)(c)    Compensation     Options/SARs(d)     Compensation(e)
---------------------------            ----       ------------   -----------    ------------     ---------------     ---------------

R. Philip Silver                       1995       $1,830,000          -              -                 -                    -
 (Chairman of the Board and            1994        1,684,135          -              -                 -                    -
 Co-Chief Executive Officer of         1993        1,608,799          -              -                 -                    -
 Holdings and Silgan and Chairman
 of the Board of Plastics)

D. Greg Horrigan                       1995        1,830,000          -              -                 -                    -
 (President and Co-Chief               1994        1,684,135          -              -                 -                    -
 Executive Officer of Holdings         1993        1,608,799          -              -                 -                    -
 and Silgan and Chairman of
 the Board of Containers)

Harley Rankin, Jr.                     1995          408,978          -              -                 -                    -
 (Executive Vice President,            1994          384,930          -              -                                      -
 Chief Financial Officer and           1993          347,598          -              -                 -                    -
 Treasurer of Holdings and
 Silgan)

James D. Beam                          1995          361,200          -              -                 -                 $66,394
 (President of Containers)             1994          350,000      $169,092           -                 -                  94,175
                                       1993          239,949        65,277           -                 -                  24,883

Russell F. Gervais                     1995          226,000        59,000           -                 -                   5,085
 (President of Plastics)               1994          216,804        83,300           -                                      -
                                       1993          210,000          -              -                 -                    -


-------------------
(a) The compensation of Messrs. Horrigan, Silver, Rankin and Rodriguez reflects amounts as earned and was paid by S&H. Such persons received no direct compensation from Holdings, Silgan or their respective subsidiaries. See "Certain Transactions--Management Agreements".

(b) The salaries of Messrs. Beam and Gervais were paid by Containers and Plastics, respectively.

(c) Bonuses of Messrs. Beam and Gervais were earned by them in such year and paid in the following year, pursuant to the Silgan Containers
         Corporation Performance Incentive Plan and the Silgan Plastics Corporation Incentive Plan, respectively. Under such plans, executive officers and other key employees of Containers and Plastics may be awarded cash bonuses provided that such company achieves certain assigned financial targets.

(d) Reflects options to purchase shares of Common Stock under the Stock Option Plan, and gives effect to the Stock Split. Such options are exercisable ratably over a five-year period which began on January 1, 1995.

(e) In the case of Mr. Beam, includes for 1995 and 1994 amounts contributed under the Silgan Containers Corporation Supplemental Executive Retirement Plan (the "Supplemental Plan") and used to pay premiums for split-dollar life insurance for Mr. Beam maintained in conjunction with the Supplemental Plan and includes amounts contributed by Containers under the Silgan Containers Corporation Deferred Incentive Savings Plan. In the case of Mr. Gervais, includes amounts allocated to Mr. Gervais under the Silgan Plastics Corporation Contributory Retirement Plan.


                       OPTION VALUES AT DECEMBER 31, 1995
                       ----------------------------------

                                                                                         Value of Unexercised
                                          Number of Securities Underlying                    in-the-Money
                                              Unexercised Options at                          Options at
                                                 December 31, 1995                       December 31, 1995(a)
                                                 -----------------                       --------------------

                Name                     Exercisable         Unexercisable         Exercisable          Unexercisable
                ----                     -----------         -------------         -----------          -------------

R. Philip Silver....................         --                   --                   --                    --

D. Greg Horrigan....................         --                   --                   --                    --

Harley Rankin, Jr. (b)..............                                               $                         --


James D. Beam (b)...................                              --                                         --

Russell F. Gervais (b)..............                                                   --                    --

-------------------

(a)      The fair  market  value  at  December  31,  1995  was  estimated  to be
         $      per share.

(b)      Options  are for  shares of Common  Stock and give  effect to the Stock
         Split.


Stock Option Plan

         The Board of Directors and stockholders of Holdings approved the establishment of the Stock Option Plan. Under the Stock Option Plan, as an additional means of attracting and retaining officers and key personnel, Holdings may grant options to purchase shares of Common Stock to participants. Options granted may be either non-qualified stock options or "incentive stock options".


         The Board of Directors of Holdings, through a committee (the "Stock Option Committee"), administers the Stock Option Plan and has the power to, among other things, choose participants and fix the type of grant and all the terms and conditions thereof, including number of shares covered by a grant and the exercise price. Only officers (including executive officers) and other key employees of the Company are eligible to participate in the Stock Option Plan. The stock issuable under the Stock Option Plan includes shares of Holdings' authorized and unissued or reacquired Common Stock. The number of shares for which options may be granted under the Stock Option Plan may not exceed shares.


         Options are exercisable over such period as determined by the Stock Option Committee, but no option may remain exercisable more than ten years from the grant date, subject to earlier termination as provided in the Stock Option Plan. Options become exercisable no earlier than one year from the date of grant and in such installments as specified in the option agreement therefor.


         All options granted under the Stock Option Plan must be evidenced by an option agreement between Holdings and the option recipient embodying all the terms and conditions of the option grant, provided that (i) incentive stock options granted must comply with Section 422 of the Code , (ii) no option shall be transferable or assignable other than by will or the laws of descent and distribution and, during the lifetime of the recipient, such option shall be exercisable only by the recipient, (iii) all options must expire upon or remain exercisable for a limited time after termination of employment, all as specified in the Stock Option Plan, and (iv) upon exercise of options, full payment for the shares covered thereby shall be made in cash or shares of Common Stock already owned or a combination of cash and shares of Common Stock.

         Concurrent with the Offering, all outstanding stock options issued under stock option plans of Containers and Plastics will be converted to stock options under Holdings' Stock Option Plan in accordance with the terms of such plans. At such time, the Containers' and Plastics' stock option plans will terminate. As a result, the only stock options that will be outstanding after the Offering will be stock options under the Holdings' Stock Option Plan.

         As of           , 1996, options to purchase      shares of Common Stock
were  outstanding  under the Stock Option Plan at exercise  prices  ranging from
$      to $       per  share.  With  respect  to  certain  outstanding  options,
Holdings has an obligation to pay to the optionees an amount per option as specified in the applicable option agreement (determined in connection with the merger in which Holdings acquired Silgan with respect to the issuance of options under the Stock Option Plan in exchange for options under a predecessor plan) upon exercise of such options. An aggregate amount of $943,589 would be payable by Holdings to such optionees upon the exercise of such outstanding options.

Federal Income Tax Consequences of Stock Option Plan

         The following discussion sets forth a brief summary of the U.S. federal income tax aspects of options granted under the Stock Option Plan based on tax laws in effect on the date hereof. This summary is not intended to be exhaustive, and does not describe a number of special tax rules that could apply in certain circumstances (i.e., alternative minimum tax). State, local and foreign income tax consequences are not discussed, and may vary from locality to locality. Participants in the Stock Option Plan are urged to consult their own tax advisors with respect to the consequences of their participation in the Stock Option Plan.

  Stock Options

         The grant of incentive stock options or non-qualified stock options will not result in taxable income for the optionee at the time the option is granted and Holdings will not be entitled to a deduction at that time.

  Non-Qualified Stock Options

         In general, an optionee will be subject to tax for the year of exercise of a non-qualified stock option on the amount of ordinary income equal to the difference between the purchase price and the fair market value of the Common Stock received at the time of such exercise. Holdings will be entitled to a deduction in a corresponding amount. Income tax withholding requirements apply upon exercise. The optionee's tax basis in the Common Stock acquired on exercise will be equal to the exercise price plus the amount of ordinary income subject to tax upon such exercise. Upon subsequent disposition of the Common Stock, the holder will realize capital gain or loss, long-term or short-term, depending upon the length of time the holder held the Common Stock received upon the option exercise.

  Incentive Stock Options

         In general, the exercise of an incentive stock option will not result in income for the optionee if the optionee (i) does not dispose of the Common Stock within two years after the date of grant or one year after the acquisition of the Common Stock upon exercise and (ii) is an employee of Holdings or a subsidiary of Holdings from the date of the option grant until three months before the exercise date.

If these requirements are met, the tax basis of the Common Stock upon later disposition will be the exercise price. Any gain will be taxed to the holder as long-term capital gain and Holdings will not be entitled to a deduction. The excess of the fair market value on the exercise date over the exercise price is an item of tax preference, potentially subject to the alternative minimum tax.

         If an optionee disposes of the Common Stock acquired upon exercise prior to the expiration of either of the holding periods described in clause (i) in the immediately preceding paragraph, the optionee will recognize ordinary income and Holdings will be entitled to a corresponding deduction equal to the lesser of (a) the fair market value of the Common Stock on the exercise date minus the exercise price or (b) the amount realized on disposition minus the exercise price. Any gain in excess of the amount of the ordinary income portion will be taxable as long-term or short-term capital gain, depending upon the length of time the Common Stock was held after exercise.

Pension Plans

         The Company has established pension plans (the "Pension Plans") covering substantially all of the salaried employees of Containers and Plastics, respectively, including the executive officers (the "Containers Pension Plan" and the "Plastics Pension Plan," respectively). The Pension Plans are defined benefit plans intended to be qualified pension plans under Section 401(a) of the Code, under which pension costs are determined annually on an actuarial basis with contributions made accordingly.

         The following table illustrates the estimated annual normal retirement benefits that are payable under the Containers Pension Plan. Such benefit levels assume retirement at age 65, the years of service shown, continued existence of the Containers Pension Plan without substantial change and payment in the form of a single life annuity.

                                                       Containers Pension Plan Table
                                                       -----------------------------

   Final Average                                                        Years of Service
                            --------------------------------------------------------------------------------------------------------
     Earnings               10                15                 20                 25                 30                 35
    ----------             ----              ----               ----               ----               ----               ----

    $  50,000           $  7,130           $ 10,640           $ 14,260           $  17,830          $ 21,390           $ 24,960

       75,000             11,510             17,260             23,010              28,760            34,520             40,270

      100,000             15,880             23,820             31,760              39,700            47,640             55,580

      125,000             20,260             30,380             40,510              50,640            60,770             70,890

      150,000             24,630             36,950             49,260              61,580            73,890             86,210

      175,000             29,010             43,510             58,010              72,510            87,020            101,520

      200,000             33,380             50,070             66,760              83,450           100,140            116,830

      225,000             37,760             56,630             75,510              94,390           113,270            132,140


         Benefits under the Containers Pension Plan are based on the participant's average base pay (the "Salary" column in the Summary Compensation Table) over the final three years of employment. The amount of average base pay taken into account for any year is limited by Section 401(a)(17) of the Code, which imposes a cap of $150,000 (to be indexed for inflation) on compensation taken into account for 1994 and later years (the limit for 1993 was $235,840).

         As of December 31, 1995, James D. Beam, the only eligible executive officer named in the Summary Compensation Table, had eight years of credited service under the Containers Pension Plan. Mr. Beam also participates in the Supplemental Plan, which is designed to make up for benefits not payable under the Containers Pension Plan due to Code limitations. Mr. Beam's benefits under the Supplemental Plan are funded through a split-dollar life insurance policy; income attributable to this life insurance policy is included in the "All Other Compensation" column of the Summary Compensation Table.

         The following table illustrates the estimated annual normal retirement benefits that are payable under the Plastics Pension Plan. Such benefit levels assume retirement age at 65, the years of service shown, continued existence of the Plastics Pension Plan without substantial change and payment in the form of a single life annuity.

                                                        Plastics Pension Plan Table
                                                        ---------------------------

   Final Average                                                        Years of Service
                           ---------------------------------------------------------------------------------------------------------
     Earnings               10                15                 20                 25                 30                  35
    ----------             ----              ----               ----               ----               ----                ----

    $  50,000           $  7,000          $ 10,550            $ 14,000           $ 17,500          $  21,000            $ 24,500

       75,000             10,500            15,750              21,000             26,250             31,500              36,750

      100,000             14,000            21,000              28,000             35,000             42,000              49,000

      125,000             17,500            26,250              35,000             43,750             52,500              61,250

      150,000             21,000             31,500             42,000             52,500             63,000              73,950

      175,000             24,500             36,750             49,000             61,250             73,950              87,075

      200,000             28,000             42,000             56,000             70,200             85,200             100,200

      225,000             31,500             47,250             63,000             79,575             96,450             113,325

         Benefits under the Plastics Pension Plan are based on the participant's average total cash compensation (the "Salary" and "Bonus" columns in the Summary Compensation Table) over the final 36 months of employment or over the highest three of the final five calendar years of employment, whichever produces the greater average compensation. In computing this average, compensation for any year cannot exceed 125% of base pay. Compensation used in determining benefits is also limited by Section 401(a)(17) of the Code, which imposes the limits indicated above.

         Benefits under the Plastics Pension Plan may be offset by a social security amount (the plan provides benefits based on the greater of three formulas, only one of which provides for a social security offset). Each of the benefit estimates in the above table is based on the formula that produces the greatest benefit for individuals with the stated earnings and years of service.

         As of December 31, 1995, Russell F. Gervais, the only eligible executive officer named in the Summary Compensation Table, had six years of credited service under the Plastics Pension Plan.

Certain Employment Agreements

         Certain executive officers and other key employees of Containers and Plastics (including Messrs. Beam and Gervais) have executed employment agreements. The initial term of each such employment agreement is generally three years from its effective date and is automatically extended for successive one year periods unless terminated pursuant to the terms of such agreement.
Generally, these employment agreements provide for, among other things, a minimum severance benefit equal to the employee's base salary and benefits for, in most cases, a period of one year following termination (or the remainder of the term of the agreement, if longer) (i) if the employee is terminated by his employer for any reason other than disability or for cause as specified in the agreement or (ii) if the employee voluntarily terminates employment due to a demotion and, in some cases, significant relocation, all as specified in the agreement.

         The foregoing summaries of the various benefit plans and agreements of the Company are qualified by reference to such plans and agreements, copies of certain of which have been filed as exhibits to the Registration Statement, of which this Prospectus is a part.

Compensation Committee Interlocks and Insider Participation

         Holdings did not have a Compensation Committee during 1995. The compensation of Messrs. Silver, Horrigan, Rankin and Rodriguez was paid by S&H, which was paid by the Company for providing certain management services to the Company pursuant to the Management Agreements (as defined in "Certain Transactions--Management Agreements"). See "Certain Transactions--Management Agreements". The compensation of all other executive officers of the Company was determined by the senior management of the Company.

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         Prior to completion of the Offering, all of the issued and outstanding Common Stock of Holdings was owned by the Principal Common Stockholders and BTNY. Upon completion of the Offering, the Principal Common Stockholders will own shares of Common Stock, or approximately % of the issued and outstanding shares of Common Stock (approximately % if the over-allotment option granted to the Underwriters is exercised in full).

         Messrs. Silver and Horrigan have agreed to vote their shares of Common Stock for the election of two directors chosen by MSLEF II, and MSLEF II has agreed to vote its shares of Common Stock for the election of two directors chosen by Messrs. Silver and Horrigan. Holdings currently has four directors, but intends to increase its board of directors after the Offering to six members to include two additional independent directors. See "Certain Transactions" and "Description of Capital Stock--Description of the Holdings Stockholders Agreement".

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock prior to the Offering after giving effect to the Stock Split and after the Offering as adjusted to reflect the sale of the shares of Common Stock offered hereby, (i) by each person who is known by Holdings to own beneficially more than 5% of the Common Stock, (ii) by each current director of Holdings and each named executive officer and (iii) by all executive officers and directors as a group.

         Each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned.

                                               Before the Offering                       After the Offering<F1>
                                      -----------------------------------        -----------------------------------
                                      Number of Shares      Percentage of        Number of Shares      Percentage of
                                      of Common Stock        Common Stock        of Common Stock        Common Stock
                                        Beneficially         Beneficially          Beneficially         Beneficially
                                           Owned               Owned<F2>              Owned               Owned<F2>


R. Philip Silver <F3>.............                                %                                          %
D. Greg Horrigan <F3>.............                                %                                          %
Robert H. Niehaus <F4>............          ---                 ---                    ---                 ---
Leigh J. Abramson <F4>............          ---                 ---                    ---                 ---
Harley Rankin, Jr. <F5>...........                                %                                          %
James D. Beam <F6>................                                %                                          %
Russell F. Gervais <F7>...........                                %                                          %
The Morgan Stanley Leveraged
    Equity Fund II, L.P. <F8>.....                                %                                          %
All officers and directors
    as a group....................                                %                                          %


--------------

<F1> Assumes  no  purchase  of shares in the  Offering  and no  exercise  of the
     Underwriters' over-allotment option.
<F2> An asterisk denotes beneficial ownership of 1% or less of the Common Stock.
<F3> Director of Holdings,  Silgan, Containers and Plastics.  Messrs. Silver and
     Horrigan are parties to a voting agreement pursuant to which they have agreed to use their best efforts to vote their shares as a block. The address for such person is 4 Landmark Square, Stamford, CT 06901.
<F4> Director of Holdings, Silgan, Containers and Plastics. The address for such person is c/o Morgan Stanley & Co. Incorporated, 1221 Avenue of the Americas, New York, NY 10020.
<F5> Reflects  shares that may be acquired  through the exercise of vested stock options granted pursuant to the Stock Option Plan. The address for such person is 4 Landmark Square, Stamford, CT 06901.
<F6> Reflects  shares that may be acquired  through the exercise of vested stock options granted pursuant to the Stock Option Plan. The address for such person is 21800 Oxnard Street, Woodland Hills, CA 91367.
<F7> Reflects  shares that may be acquired  through the exercise of vested stock options granted pursuant to the Stock Option Plan. The address for such person is 14515 N. Outer Forty, Chesterfield, MO 63017.
<F8> The address for The Morgan Stanley  Leveraged Equity Fund II, L.P., is 1221
     Avenue of the Americas, New York, NY 10020.

                              CERTAIN TRANSACTIONS

Management Agreements

         Holdings, Silgan, Containers and Plastics each entered into an amended and restated management services agreement dated as of December 21, 1993 (collectively, the "Management Agreements") with S&H to replace in its entirety its existing management services agreement, as amended, with S&H. Pursuant to the Management Agreements, S&H provides Holdings, Silgan, Containers and
Plastics and their respective subsidiaries with general management and administrative services (the "Services"). The Management Agreements provide for payments to S&H (i) on a monthly basis, of $5,000 plus an amount equal to 2.475% of consolidated earnings before depreciation, interest and taxes of Holdings and its subsidiaries ("Holdings EBDIT"), for such calendar month until Holdings EBDIT for the calendar year shall have reached an amount set forth in the Management Agreements for such calendar year (the "Scheduled Amount") and 1.65% of Holdings EBDIT for such calendar month to the extent that Holdings EBDIT for the calendar year shall have exceeded the Scheduled Amount but shall not have been greater than an amount (the "Maximum Amount") set forth in the Management Agreements and (ii) on a quarterly basis, of an amount equal to 2.475% of Holdings EBDIT for such calendar quarter until Holdings EBDIT for the calendar year shall have reached the Scheduled Amount and 1.65% of Holdings EBDIT for such calendar quarter to the extent that Holdings EBDIT for the calendar year shall have exceeded the Scheduled Amount but shall not have been greater than the Maximum Amount (the "Quarterly Management Fee"). The Scheduled Amount was $77.5 million for the calendar year 1995 and increases by $6.0 million for each year thereafter. The Maximum Amount is $95.758 million for the calendar year 1995, $98.101 million for the calendar year 1996, $100.504 million for the calendar year 1997, $102.964 million for the calendar year 1998 and $105.488 million for the calendar year 1999. The Management Agreements provide that upon receipt by Silgan of a notice from Bankers Trust that certain events of default under the Silgan Credit Agreement have occurred, the Quarterly Management Fee shall continue to accrue, but shall not be paid to S&H until the fulfillment of certain conditions, as set forth in the Management Agreements.

         The Management Agreements continue in effect until the earliest of: (i) June 30, 1999; (ii) at the option of each of the respective companies, the failure or refusal of S&H to perform its obligations under the Management
Agreements, if such failure continues unremedied for more than 60 days after written notice of its existence shall have been given; (iii) at the option of MSLEF II (a) if S&H or Holdings is declared insolvent or bankrupt or a voluntary bankruptcy petition is filed by either of them, (b) upon the occurrence of any of the following events with respect to S&H or Holdings if not cured, dismissed or stayed within 45 days: the filing of an involuntary petition in bankruptcy, the appointment of a trustee or receiver or the institution of a proceeding seeking a reorganization, arrangement, liquidation or dissolution, (c) if S&H or Holdings voluntarily seeks a reorganization or arrangement or makes an assignment for the benefit of creditors or (d) upon the death or permanent disability of both of Messrs. Silver and Horrigan; and (iv) the occurrence of a Change of Control (as defined in the Restated Certificate of Incorporation of Holdings).

         Additionally, the Management Agreements provide that Holdings, Silgan, Containers, Plastics and their respective subsidiaries shall reimburse S&H, on a monthly basis, for all out-of-pocket expenses paid by S&H in providing the Services, including fees and expenses to consultants, subcontractors and other third parties, in connection with such Services. All fees and expenses paid to S&H under each of the Management Agreements are credited against amounts paid to S&H under the other Management Agreements. Under the terms of the Management Agreements, Holdings, Silgan, Containers and Plastics have agreed, subject to certain exceptions, to indemnify S&H and its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any losses, damages, costs and expenses they may sustain arising in connection with the Management Agreements.

         The Management Agreements also provide that S&H may select a consultant, subcontractor or agent to provide the Services. S&H has retained Morgan Stanley to render financial advisory services to S&H. In connection with such retention, S&H has agreed to pay Morgan Stanley a fee equal to 9.1% of the fees paid to S&H under the Management Agreements.


         The Company believes that it is difficult to determine whether the Management Agreements are on terms no less favorable than those available from unaffiliated parties because of the personal nature of the services provided thereunder and the expertise and skills of the individuals providing such services. The Company believes that arrangements under the Management Agreements are fair to both parties.


         For the years ended December 31, 1995, 1994 and 1993, pursuant to the arrangements described above, S&H earned aggregate fees, including reimbursable expenses and fees payable to Morgan Stanley, of $5.4 million, $5.0 million and $4.4 million, respectively, from Holdings, Silgan, Containers and Plastics, and during 1995, 1994 and 1993 Morgan Stanley earned fees of $409,000, $383,000 and $337,000, respectively.

Other

         In connection with the refinancings of the Company's bank credit agreement in 1995 and 1993, the banks thereunder (including Bankers Trust) received certain fees amounting to $17.2 million and $8.1 million in 1995 and 1993, respectively. In connection with a recent amendment to the Silgan Credit Agreement in May 1996, the banks thereunder (including Bankers Trust) received certain fees amounting to $1.6 million. In connection with the Preferred Stock Sale, Morgan Stanley, which acted as the placement agent in connection therewith, received certain fees amounting to $1.8 million. See "Securities Ownership of Certain Beneficial Owners and Management" for a description of the ownership by MSLEF II, an affiliate of Morgan Stanley, of certain securities of Holdings.

         Messrs. Silver and Horrigan, BTNY, MSLEF II and Holdings are parties to the Stockholders Agreement, which provides for certain rights and obligations among them and between them and Holdings. See "Description of Capital Stock--Description of the Holdings Stockholders Agreement".

         G. William Sisley, Secretary of Holdings and Silgan, is a partner in the law firm of Winthrop, Stimson, Putnam & Roberts. Winthrop, Stimson, Putnam & Roberts provides legal services to Holdings, Silgan and their subsidiaries.


         In the event that the Company enters into any future transactions with any of its affiliates, the Company expects to enter into any such transactions on terms no less favorable than those available from unaffiliated parties.



                          DESCRIPTION OF CAPITAL STOCK

General

         The Company is incorporated under the laws of the State of Delaware. Immediately prior to the closing of the Offering, Holdings will amend its Certificate of Incorporation to change its authorized capital stock to shares of Common Stock, par value $.01 per share (the "Common Stock"), and shares of preferred stock, par value $.01 per share. Prior to the issuance of shares of Common Stock in the Offering, there are shares of Common Stock
issued and outstanding,       of which are  beneficially  owned by the Principal
Common Stockholders. Such number of outstanding shares reflects the Stock Split.
Upon  consummation  of the Offering,       shares of Common Stock will be issued
and outstanding (assuming that the Underwriters' over-allotment option will not be exercised). There are 50,000 shares of Exchangeable Preferred Stock issued and outstanding, of which none are owned by the Principal Common Stockholders.
All outstanding shares of capital stock are, and the shares issued in the Offering will be, fully paid and nonassessable.

Common Stock


         Each outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. See "--Description of the Holdings Stockholders Agreement". Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and obligations to holders of preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further calls or assessments. In addition, any action taken by the holders of Common Stock must be taken at a meeting and may not be taken by consent in writing, and a special meeting of the stockholders may only be called by the Chairman of the Board or the President of the Company or by a majority of the Board of Directors of the Company, and may not be called by the holders of Common Stock.


Preferred Stock

  General

         The Company's Board of Directors, without stockholder authorization, is authorized to issue up to shares of preferred stock in one or more series and to fix the preferences, rights and privileges thereof, including any dividend rights, conversion rights, voting rights, redemption rights and terms of any sinking fund provisions, liquidation preferences, the number of shares constituting a series and the designation of such series. The Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock. Currently, 50,000 shares of Exchangeable Preferred Stock are issued and outstanding. However, after the Offering, Holdings intends to exchange its outstanding Exchangeable Preferred Stock for the Exchange Debentures. See "Description of Certain Indebtedness--Description of the Exchange Debentures". The Company has no present plans to issue any additional shares of preferred stock other than shares that may be issued to pay dividend obligations on the Exchangeable Preferred Stock.

  Terms of Outstanding Preferred Stock

         The following is a summary of the terms of the Exchangeable Preferred Stock.

         The Exchangeable Preferred Stock has a liquidation preference of $1,000 per share and ranks senior to all outstanding capital stock of Holdings. Holdings is required to redeem the Exchangeable

Preferred Stock at its liquidation preference of $1,000 per share, plus accrued and unpaid dividends, on July 15, 2006.

         Dividends on the Exchangeable Preferred Stock are cumulative from the date of issuance at 13-1/4% per annum on the liquidation preference thereof, and are payable quarterly in cash or, on or prior to July 15, 2000 at the sole option of Holdings, in additional shares of Exchangeable Preferred Stock, on January 15, April 15, July 15 and October 15, commencing October 15, 1996. The Exchangeable Preferred Stock is generally exchangeable into Exchange Debentures at any time at the option of Holdings, in whole but not in part. If by July 22, 1997 the Exchangeable Preferred Stock has not been exchanged for the Exchange Debentures, the dividend rate on the Exchangeable Preferred Stock will increase by 0.5% per annum to 13-3/4% per annum of the liquidation preference thereof until such exchange occurs. The Company currently plans to exchange the Exchangeable Preferred Stock for the Exchange Debentures after completion of the Offering. For a summary of the terms of the Exchange Debentures, see "Description of Certain Indebtedness--Description of the Exchange Debentures".

         On or after July 15, 2000, the Exchangeable Preferred Stock is redeemable, at the option of Holdings, in whole or in part, at the rate of 109.938% (declining ratably to 100% by July 15, 2003) of the liquidation preference thereof, plus accrued and unpaid dividends to the redemption date. In addition, at any time, or from time to time, on or prior to July 15, 2000, Holdings may, at its option, redeem all (but not less than all) of the outstanding shares of Exchangeable Preferred Stock at a redemption price equal to 110% of the liquidation preference thereof, plus accrued and unpaid dividends to the redemption date, with the proceeds of one or more sales of common stock of Holdings. Upon a Change of Control (as defined in the Certificate of Designation), Holdings is required to make an offer to purchase all shares of Exchangeable Preferred Stock at a purchase price equal to 101% of their liquidation preference, plus accrued and unpaid dividends to the date of purchase.

         Holders of the Exchangeable Preferred Stock have no voting rights except as provided by law and as provided in the Certificate of Incorporation or in the Certificate of Designation relating to the Exchangeable Preferred Stock (the "Certificate of Designation"). In the event that dividends are not paid for four consecutive quarters or upon certain other events as described in the Certificate of Designation (including failure to comply with covenants under the Certificate of Designation and failure to pay the mandatory redemption price on the Exchangeable Preferred Stock when due), then the number of directors constituting Holdings' Board of Directors will be adjusted to permit the holders of the majority of the then outstanding Exchangeable Preferred Stock, voting separately as a class, to elect the number of directors that is equal to the greater of (i) one and (ii) the whole number obtained (rounding down to the nearest whole number) by (a) multiplying 1/6 by the number of directors then in office and (b) adding one.

         The Certificate of Designation contains certain covenants which, among other things, restricts the ability of Holdings and its subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or make distributions in respect of their capital stock; purchase, redeem or otherwise acquire for value shares of capital stock; make investments in any affiliate or unrestricted subsidiary; enter into transactions with shareholders or affiliates; create restrictions on the ability of Holdings' subsidiaries to make certain payments; issue or sell stock of Holdings' subsidiaries; engage in sales of assets; and engage in mergers or consolidations.

Description of the Holdings Stockholders Agreement

         Holdings, MSLEF II, BTNY, and Messrs. Silver and Horrigan are parties to the Stockholders Agreement which provides for certain rights and obligations among such stockholders and between such stockholders and Holdings. The operative provisions of the Stockholders Agreement take effect upon the completion of the Offering. The following is a summary of the material provisions of the Stockholders Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

         The Stockholders Agreement provides that for a period of eight years after the Offering, MSLEF II shall have the right to demand two separate registrations of its shares of Common Stock; provided, however, that such demand right will terminate at such time as MSLEF II, together with its affiliates, owns less than five percent of the issued and outstanding shares of Common Stock. If, at any time or from time to time for a period of eight years after the Offering, Holdings shall determine to register additional shares of Common Stock (other than in connection with certain non-underwritten offerings), Holdings will offer each of MSLEF II, BTNY and Messrs. Silver and Horrigan the opportunity to register shares of Common Stock it holds in a "piggyback registration".

         The Stockholders Agreement prohibits the transfer prior to June 30, 1999 by MSLEF II or by Messrs. Silver or Horrigan of Holdings' Common Stock without the prior written consent of the others, except for (i) transfers made in connection with a public offering or a Rule 144 Open Market Transaction (as defined in the Stockholders Agreement), (ii) transfers made to an affiliate, which, in the case of a transfer by MSLEF II to an affiliate, must be an Investment Entity (defined generally to be any person who is primarily engaged in the business of investing in securities of other companies and not taking an active role in the management or operations of such companies), (iii) certain transfers by MSLEF II to an Investment Entity or, in the event of certain defaults under the Management Agreement between S&H and Holdings, to a third party, in each case that comply with certain rights of first refusal granted to the Group (the "Group" is defined generally to mean, collectively, Messrs. Silver and Horrigan and their respective affiliates and certain related family transferees and estates, with Mr. Silver and his affiliates and certain related family transferees and estates being deemed to be collectively one member of the Group, and Mr. Horrigan and his affiliates and certain related family transferees and estates being deemed to be collectively another member of the Group) set forth in the Stockholders Agreement, (iv) certain transfers by either member of the Group to a third party that comply with certain rights of first refusal granted to the other member of the Group and MSLEF II set forth in the Stockholders Agreement, and (v) in the case of MSLEF II, a distribution of all or substantially all of the shares of Holdings' Common Stock then owned by MSLEF II to the partners of MSLEF II (a "MSLEF Distribution"). Notwithstanding the foregoing, MSLEF II may pledge its shares of Holdings' Common Stock to a lender or lenders reasonably acceptable to Holdings to secure a loan or loans to MSLEF
II. In the event of any proposed foreclosure of such pledge, such shares will be subject to certain rights of first refusal of the Group set forth in the Stockholders Agreement.


         The Stockholders Agreement provides that until December 21, 1998, for so long as MSLEF II and its affiliates (excluding the limited partners of MSLEF II who may acquire shares of Holdings' Common Stock from MSLEF II in a MSLEF Distribution) shall hold at least one-half of the number of shares of Holdings' Common Stock held by MSLEF II on the date of this Prospectus, the parties and their Restricted Voting Transferees (as defined in the Stockholders Agreement) shall use their best efforts (including to vote any shares of Holdings' Common Stock owned or controlled by such person or otherwise) to cause the nomination and election of two members of the Board of Directors of Holdings to be chosen by MSLEF II; provided, however, that each such nominee shall be either (i) an employee of Morgan Stanley whose primary responsibility is managing investments for MSLEF II (or a successor or related partnership) or (ii) a person reasonably acceptable to the Group not engaged in (as a director, officer, employee, agent or consultant or as a holder of more than five percent of the equity securities of) a business competitive with that of Holdings.


         In addition, until December 21, 1998, for so long as the Group shall hold at least one-half of the number of shares of Holdings' Common Stock held by it in the aggregate on the date of this Prospectus, the parties and their Restricted Voting Transferees shall use their best efforts (including to vote any shares of Holdings' Common Stock owned or controlled by such person or otherwise) to cause the nomination and election of two individuals nominated by the "holders of a majority of the shares of Common Stock held by the Group" (as such phrase is defined in the Stockholders Agreement) as members of the Board of Directors of Holdings; provided, however, that at least one of such nominees shall be Mr. Silver or Mr. Horrigan and the other person, if not Mr. Silver or Mr. Horrigan, shall be a person reasonably acceptable to MSLEF II, so long as MSLEF II and its affiliates (other than any affiliate which is not an Investment Entity and excluding the limited partners of MSLEF II who may acquire shares of Holdings' Common Stock from MSLEF II in a MSLEF Distribution) shall hold at least one-half of the number of shares of Holdings' Common Stock held by MSLEF II at the date of this Prospectus.

         The Stockholders Agreement further provides that until December 21, 1998, MSLEF II and its Restricted Voting Transferees shall vote all shares of Holdings' Common Stock held by them against any unsolicited merger, or sale of Holdings' business or its assets, if such transaction is opposed by the holders of a majority of the shares of Common Stock held by the Group, unless as of the applicable record date for such vote, the Group holds less than ninety percent of the number of shares of Holdings' Common Stock held by it in the aggregate at the date of this Prospectus.


         The foregoing provisions of the Stockholders Agreement could have the effect of delaying, deferring or preventing a change of control of the Company and preventing the stockholders from receiving a premium for their shares of Common Stock in any proposed acquisition of the Company.

Section 203 of the Delaware General Corporation Law


         Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.


Limitations on Directors' Liability

         The Certificate of Incorporation contains a provision which eliminates the personal liability of a director to Holdings and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to Holdings or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of Holdings protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for Holdings. As a result of this provision, the ability of Holdings or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

         In addition, the Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Holdings, or is or was serving at the request of Holdings as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

Transfer Agent and Registrar

            is the transfer agent and registrar for the Common Stock.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Immediately  after  consummation  of the  Offering,  Holdings will have
outstanding         shares  of  Common  Stock,   assuming  no  exercise  of  the
over-allotment  option granted to the  Underwriters.  Of these shares,  the
shares  of  Common   Stock  sold  in  the   Offering  (or        shares  if  the
over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company (as that term is defined
under  the  Securities  Act).  The       shares  of  Common  Stock  owned by the
Principal Common Stockholders and BTNY are "restricted securities" as defined in Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act other than pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act.

         In general, under Rule 144, as currently in effect, (i) a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock as to which at least two years have elapsed since such shares were sold by Holdings or by an affiliate of Holdings in a transaction or chain of transactions not involving a public offering ("restricted securities") or (ii) an affiliate of Holdings who holds shares of Common Stock that are not restricted securities may, without regard to the holding period, sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of Holdings' Common Stock then outstanding ( shares after completion of the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale required under Rule 144 was filed. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about Holdings. Affiliates of Holdings must comply with the requirements of Rule 144, including the two-year holding period requirement, to sell shares of Common Stock that are restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from Holdings or an affiliate of Holdings, a holder of such restricted securities who is not an affiliate of Holdings at the time of the sale and has not been an affiliate of Holdings at any time during the three months prior to such sale would be entitled to sell such shares without regard to the volume limitation and other conditions described above.

         All shares of Common Stock owned by each of the Principal Common Stockholders and BTNY will immediately after consummation of the Offering be eligible (subject to the one year lock-up arrangement described below) for sale in the public market pursuant to, and in accordance with the volume, manner of sale and other conditions of, Rule 144 described above. The Stockholders
Agreement provides for restrictions on transfers of Common Stock by the Principal Common Stockholders other than sales pursuant to Rule 144 or public offerings. Holdings has granted MSLEF II and Messrs. Silver and Horrigan certain registration rights with respect to the shares of Common Stock owned by them. See "Risk Factors--Shares Eligible for Future Sale" and "Description of Capital Stock--Description of the Holdings Stockholders Agreement".

         Holdings and each of the Principal Common Stockholders and BTNY have agreed that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of Common Stock, other than in the Offering, or any security convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters for a period of one year after the date of this Prospectus. See "Underwriting".

         Holdings intends to register under the Securities Act the shares of Common Stock issuable upon the exercise of options granted pursuant to the Stock Option Plan. See "Management--Executive Compensation".

         Prior to the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices of the Common Stock and the ability of the Company to issue additional equity securities. See "Risk Factors--Shares Eligible for Future Sale".


                       DESCRIPTION OF CERTAIN INDEBTEDNESS

Description of the Silgan Credit Agreement

         Pursuant to the Silgan Credit Agreement, the Banks loaned to Silgan (i) $225 million of term loans designated as "A Term Loans" and (ii) $350 million of term loans designated as "B Term Loans" (together with the A Term Loans, the "Term Loans"), and agreed to lend to Containers or Plastics up to an aggregate of $225 million of revolving loans (the "Revolving Loans"). As of August 31, 1996, the outstanding principal amounts of A Term Loans, B Term Loans and Revolving Loans under the Silgan Credit Agreement were $219.5 million, $347.3 million and $143.1 million, respectively. The A Term Loans mature on December 31, 2000 and are payable in varying increasing installments from December 31, 1996 through December 31, 2000. The B Term Loans mature on March 15, 2002 and are payable in varying installments from December 31, 1996 through March 15, 2002. The Revolving Loans mature and are payable in full on December 31, 2000.

         To secure the obligations of Silgan, Containers and Plastics (the "Borrowers") under the Silgan Credit Agreement: (i) Silgan pledged to the Banks all of the capital stock of Containers and Plastics held by Silgan; (ii) Plastics pledged to the Banks 65% of the capital stock of 827599 Ontario Inc. ("Canadian Holdco") held by Plastics; (iii) Containers pledged to the Banks all of the capital stock of SCCW Can

Corporation ("SCCW Can"), a California corporation and a wholly owned subsidiary of Containers, held by Containers; (iv) Containers pledged to the Banks all of the capital stock of California-Washington Can Corporation ("C-W Can"), a California corporation and a wholly owned subsidiary of Containers, held by Containers; (iv) Silgan, Containers, Plastics, C-W Can and SCCW Can each granted to the Banks security interests in substantially all of their respective real and personal property; and (v) Holdings pledged to the Banks all of the capital stock of Silgan held by Holdings. In addition, each of Holdings, Silgan, Containers, Plastics, C-W Can and SCCW Can have guaranteed the obligations of the Borrowers under the Silgan Credit Agreement.

         Each of the Term Loans and each of the Revolving Loans, at the respective Borrower's election, consists of loans designated as Eurodollar rate loans or as Base Rate (as defined in the Silgan Credit Agreement) loans. Subject to certain conditions, each of the Term Loans and each of the Revolving Loans can be converted from a Base Rate loan into a Eurodollar rate loan and vice versa. Interest on Term Loans maintained as Base Rate loans accrues at floating rates of 1.5% less the then applicable Interest Reduction Discount (as defined in the Silgan Credit Agreement) (in the case of A Term Loans) and 2% (in the case of B Term Loans) over the Base Rate. Interest on Term Loans maintained as Eurodollar rate loans accrues at floating rates of 2.5% less the then applicable Interest Reduction Discount (in the case of A Term Loans) and 3% (in the case of B Term Loans) over a formula rate (the "Eurodollar Rate") determined with reference to the rate offered by Bankers Trust for dollar deposits in the New York interbank Eurodollar market. Interest on Revolving Loans maintained as (i) Base Rate loans accrues at floating rates of 1.5%, less the then applicable Interest Reduction Discount, plus the Base Rate or (ii) Eurodollar Rate loans accrues at floating rates of 2.5%, less the then applicable Interest Reduction Discount, plus the Eurodollar Rate.

         Under the Silgan Credit Agreement, Silgan is required to repay the Terms Loans in an amount equal to (i) 50% of Silgan's Excess Cash Flow (as defined in the Silgan Credit Agreement) in any fiscal year during the Silgan Credit Agreement, (ii) 80% of the net sale proceeds received from certain asset sales (increasing to 100% of such net sale proceeds under certain circumstances as described in the Silgan Credit Agreement), and (iii) 100% of the net equity proceeds received from certain sales of equity (subject to certain exceptions permitting the use of such proceeds to repay certain indebtedness (including the Discount Debentures), decreasing to 50% of net equity proceeds received after the occurrence of certain events as described in the Silgan Credit Agreement.

         The financial covenants contained in the Silgan Credit Agreement include the requirement to maintain a ratio of Consolidated Current Assets to Consolidated Current Liabilities (each as defined in the Silgan Credit Agreement), a ratio of EBITDA to Interest Expense (each as defined in the Silgan Credit Agreement) which becomes more restrictive over time and a Leverage Ratio (as defined in the Silgan Credit Agreement) which also becomes more restrictive over time.

         The Silgan Credit Agreement restricts or limits each of the Borrowers' and their respective subsidiaries' abilities, among other things: (i) to create certain liens; (ii) to consolidate, merge or sell its assets and, subject to certain exceptions, to purchase assets; (iii) to pay dividends on, or repurchase shares of, its capital stock, except for, among other things, dividends in amounts to allow Holdings to pay cash dividends on the Exchangeable Preferred Stock (or interest on the Exchange Debentures) as provided in the Silgan Credit Agreement and dividends from Containers and Plastics to Silgan as long as they remain wholly owned subsidiaries of Silgan; (iv) to lease real and personal property; (v) to create additional indebtedness, except for, among other things, unsecured subordinated indebtedness of Silgan used to refinance 11-3/4% Notes;
(vi) to make certain advances, investments and loans, except for, among other things, certain limited acquisitions and investments as provided in the Silgan Credit Agreement; (vii) to enter into transactions with affiliates; (viii) to make certain capital expenditures, except for, among other things, capital expenditures which do not exceed in the aggregate for the Borrowers $65 million (plus amounts permitted and not utilized in the prior year) for each calendar year; (ix) except as otherwise permitted under the Silgan Credit Agreement, to make any voluntary payments, prepayments, acquire for value, redeem or exchange, among other things, any 11-3/4% Notes, any of the Exchangeable Preferred Stock or Exchange Debentures or to make certain amendments to the 11-3/4% Notes, the Borrowers' or their respective subsidiaries' respective certificates of incorporation and by-laws, or to certain other agreements; (x) with certain exceptions, to have any additional subsidiaries; and (xi) to engage in any business other than the packaging business.

         The Silgan Credit Agreement requires that Silgan own not less than 90% of the outstanding common stock of Containers and Plastics and 100% of all other outstanding capital stock of Containers and Plastics.

         The ability of Holdings to take certain actions is restricted or limited pursuant to the terms of the Second Amended and Restated Holdings Guaranty dated as of August 1, 1995 made by Holdings (the "Holdings Guaranty"). The Holdings Guaranty restricts or limits Holdings' ability to, among other things: (i) create certain liens, (ii) incur additional indebtedness, except that, among other things, Holdings may exchange the Exchangeable Preferred Stock for the Exchange Debentures on or after the earlier of the third anniversary of the issuance of the Exchangeable Preferred Stock or the consummation by Holdings of a registered public offering of its common stock in an amount equal to or greater than the principal amount of the Exchange Debentures and Holdings may incur unsecured subordinated Indebtedness (as defined in the Silgan Credit Agreement) the proceeds of which are used to refinance, redeem or repay the Exchange Debentures or any Refinancing Indebtedness (as defined in the Silgan Credit Agreement) of Holdings, (iii) consolidate, merge or sell its assets and purchase or lease assets, except that Holdings may merge with Silgan to the extent that such merger is permitted under the Silgan Credit Agreement, (iv) pay cash dividends, except that, among other things, Holdings may pay cash dividends on the Exchangeable Preferred Stock to the extent that Silgan is permitted to pay cash dividends or make advances to Holdings under the Silgan Credit Agreement for such purpose and dividends to the holders of its common stock in amounts and at the times as provided in the Silgan Credit Agreement after the consummation of a registered public equity offering by Holdings, (v) repurchase any of its capital stock, (vi) make loans or advances, except that, among other things, Holdings may make advances to Silgan as permitted under the Silgan Credit Agreement, and (vii) engage in any business other than holding Silgan's common stock and certain other limited matters permitted by the Holding Guaranty.

         Events of default under the Silgan Credit Agreement include, with respect to each of the Borrowers, as the case may be, among others: (i) the failure to pay any principal on the Term Loans or the Revolving Loans, the failure to reimburse drawings under any letters of credit when due or the failure to pay within two business days after the date such payment is due interest on the Term Loans, the Revolving Loans or any unpaid drawings under any letter of credit or any fees or other amounts owing under the Silgan Credit
Agreement; (ii) subject to certain limited exceptions, any failure to pay amounts due under certain other agreements or any defaults that result in or permit the acceleration of certain other indebtedness; (iii) subject to certain limited exceptions, the breach of any covenants, representations or warranties contained in the Silgan Credit Agreement or any related document; (iv) certain events of bankruptcy, insolvency or dissolution; (v) the occurrence of certain judgments, writs of attachment or similar process against any of the Borrowers or any of their respective subsidiaries; (vi) the occurrence of certain Employee Retirement Income Security Act related liabilities; (vii) a default under or invalidity of the guarantees (including an event of default under the Holdings Guaranty) or of the security interests granted to the Banks pursuant to the Silgan Credit Agreement; (viii) the failure of Holdings to own 100% of the capital stock of Silgan; (ix) a Change of Control (as defined in the Silgan Credit Agreement) shall occur; and (x) the requirement that Silgan repurchase any 11-3/4% Note or that Holdings repurchase any

Exchange Debenture, in any case as a result of a Change of Control (as defined in the agreements and indentures relating thereto).

Description of the 11-3/4% Notes

         Silgan sold the 11-3/4% Notes ($135 million principal amount) in a public offering on June 29, 1992. The 11-3/4% Notes bear interest at a rate of 11-3/4% per annum. The 11-3/4% Notes are redeemable at any time on and after June 15, 1997 at the option of Silgan, in whole or in part, at 105.875% of their principal amount plus accrued interest, declining to 100% of their principal amount plus accrued interest on or after June 15, 1999. In the event of a Change of Control (as defined in the 11-3/4% Notes Indenture), each holder of the 11-3/4% Notes may require Silgan to repurchase its 11-3/4% Notes at 101% of the principal amount plus accrued interest. The 11-3/4% Notes Indenture contains certain covenants that, among other things, direct the application of the proceeds from certain asset sales, limit the ability of Silgan and its subsidiaries to incur indebtedness, make certain payments with respect to their capital stock, make prepayments of certain indebtedness, make loans or investments to entities other than Restricted Subsidiaries (as defined in the 11-3/4% Notes Indenture), enter into transactions with affiliates, engage in mergers or consolidations, and, with respect to Silgan's subsidiaries, issue stock. Generally, these covenants are no more restrictive than the covenants contained in the Silgan Credit Agreement.

Description of the Exchange Debentures

         Upon completion of the Offering and the redemption of the remaining Discount Debentures (which is expected to occur no later than 45 days after the completion of the Offering), Holdings intends to exchange all of the outstanding Exchangeable Preferred Stock for Exchange Debentures. As a result, Holdings will realize tax benefits resulting from the deductibility of interest paid on the Exchange Debentures. The aggregate principal amount of the Exchange Debentures will be equal to the aggregate liquidation preference of, and accrued but unpaid dividends on, the Exchangeable Preferred Stock outstanding on the date that the Exchangeable Preferred Stock is exchanged for the Exchange Debentures (the "Exchange Date"). The Exchange Debentures will mature on July 15, 2006. Each Exchange Debenture will bear interest at the dividend rate in effect with respect to the Exchangeable Preferred Stock on the date the Exchange Debentures are issued from the Exchange Date or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable on January 15 and July 15 of each year, commencing with the first of such dates to occur after the Exchange Date. On or prior to July 15, 2000, Holdings will be permitted to pay interest on the Exchange Debentures by issuing additional Exchange Debentures.

         On or after July 15, 2000, the Exchange Debentures will be redeemable, at the option of Holdings, in whole or in part, at the rate of 109.938% of the principal amount thereof plus accrued interest, declining ratably to 100% by July 15, 2003. In addition, at any time, or from time to time, on or prior to July 15, 2000, Holdings will be able, at its option, to redeem all (but not less than all) outstanding Exchange Debentures at a redemption price equal to 110% of the principal amount thereof plus accrued interest, with the proceeds of one or more sales of common stock of Holdings. Upon a Change of Control (as defined in the Indenture with respect to the Exchange Debentures (the "Exchange Debenture Indenture")), Holdings will be required to make an offer to purchase all of the Exchange Debentures at a purchase price equal to 101% of their principal amount on the date of purchase, plus accrued and unpaid interest to the date of purchase.

         The Exchange Debenture Indenture will contain certain covenants that, among other things, will direct the application of the proceeds from certain asset sales, limit the ability of Holdings and its subsidiaries to incur indebtedness, make certain payments with respect to their capital stock, make prepayments of certain indebtedness, make loans or investments to entities other than Restricted Subsidiaries (as such term will be defined in the Exchange Debenture Indenture), enter into transactions with affiliates, engage in mergers or consolidations, and, with respect to Holdings' subsidiaries, issue stock. Generally, these covenants will be no more restrictive than the covenants contained in the Silgan Credit Agreement.

                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for Holdings by Winthrop, Stimson, Putnam & Roberts, Financial Centre, 695 East Main Street, Stamford, Connecticut 06904-6760. G. William Sisley, a partner in Winthrop, Stimson, Putnam & Roberts, is Secretary of Holdings and Silgan. Winthrop, Stimson from time to time represents certain of the Underwriters in connection with certain legal matters unrelated to its representation of Holdings. Certain legal matters are being passed upon for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling has performed, and will continue to perform, legal services for MSLEF II, Morgan Stanley and companies controlled by MSLEF II and Morgan Stanley.

                                     EXPERTS

         The consolidated financial statements of Silgan Holdings Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


         The financial statements of American National Can Company's Food Metal & Specialty Division as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors ........................................     F-2

Consolidated Balance Sheets at December 31, 1995 and 1994 .............     F-3

Consolidated Statements of Operations for the years ended
         December 31, 1995, 1994 and 1993 .............................     F-4

Consolidated Statements of Deficiency in Stockholders' Equity
         for the years ended December 31, 1995, 1994 and 1993 .........     F-5

Consolidated Statements of Cash Flows for the years
         ended December 31, 1995, 1994 and 1993 .......................     F-6

Notes to Consolidated Financial Statements ............................     F-8

Condensed Consolidated Balance Sheets (Unaudited) at
         June 30, 1996 and 1995 .......................................     F-37

Condensed Consolidated Statements of Operations (Unaudited)
         for the six months ended June 30, 1996 and 1995 ..............     F-38

Condensed Consolidated Statements of Cash Flows (Unaudited)
         for the six months ended June 30, 1996 and 1995 ..............     F-39

Notes to Condensed Consolidated Financial Statements (Unaudited) ......     F-40

Unaudited Pro Forma  Condensed  Statements of Operations for
         the six months ended June 30, 1996 and for the year
         ended December 31, 1995 ......................................     F-44

Notes to Unaudited Pro Forma Condensed Statements of Operations .......     F-48

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Silgan Holdings Inc.



         We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, deficiency in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As  discussed  in  Notes  2  and  12  to  the  consolidated   financial
statements, in 1993 the Company changed its method of accounting for income taxes, postemployment benefits and postretirement benefits other than pensions.



                                           Ernst & Young LLP

Stamford, Connecticut
March 8, 1996, except for Note 20,
as to which date is ____________, 1996


         The foregoing report is in the form that will be signed upon the recapitalization described in Note 20 to the consolidated financial statements.



                                           /s/ Ernst & Young LLP


Stamford, Connecticut

October 18, 1996

                              SILGAN HOLDINGS INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1995 and 1994
                             (Dollars in thousands)

                                                            1995         1994
                                                            ----         ----
Assets
Current assets:
     Cash and cash equivalents .........................   $  2,102    $  2,682
     Accounts receivable, less allowances for
      doubtful accounts of $4,832 and $1,557 for
      1995 and 1994, respectively ......................    109,929      64,700
     Inventories .......................................    210,471     122,429
     Prepaid expenses and other current assets .........      5,801       8,044
                                                           --------    --------
         Total current assets ..........................    328,303     197,855

Property, plant and equipment, net .....................    487,301     251,810
Goodwill, net ..........................................     53,562      30,009
Other assets ...........................................     30,880      24,618
                                                           --------    --------
                                                           $900,046    $504,292
                                                           ========    ========
Liabilities and deficiency in stockholders' equity
Current liabilities:
     Trade accounts payable ............................   $138,195    $ 36,845
     Accrued payroll and related costs .................     32,805      26,019
     Accrued interest payable ..........................      4,358       1,713
     Other accrued expenses ............................     43,457      21,976
     Bank working capital loans ........................      7,100      12,600
     Current portion of long-term debt .................     28,140      21,968
                                                           --------    --------
         Total current liabilities .....................    254,055     121,121

Long-term debt .........................................    750,873     510,763
Deferred income taxes ..................................      6,836       6,836
Other long-term liabilities ............................     68,086      23,570

Deficiency in stockholders' equity:
     Common stock ($0.01 par value per share;
       2,167,500 shares authorized, 1,135,000
       shares issued and outstanding) ..................         12          12
     Additional paid-in capital ........................     33,606      33,606
     Accumulated deficit ...............................   (213,422)   (191,616)
                                                           --------    --------
         Total deficiency in stockholders' equity ......   (179,804)   (157,998)
                                                           --------    --------
                                                           $900,046    $504,292
                                                           ========    ========

                             See accompanying notes

                              SILGAN HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1995, 1994 and 1993
                  (Dollars in thousands except per share data)


                                                   1995       1994       1993
                                                   ----       ----       ----

Net sales ..................................   $1,101,905   $861,374   $645,468

Cost of goods sold .........................      970,491    748,290    571,174
                                               ----------   --------   --------

     Gross profit ..........................      131,414    113,084     74,294

Selling, general and administrative expenses       46,848     37,997     32,495

Reduction in carrying value of assets ......       14,745     16,729       --
                                               ----------   --------   --------

     Income from operations ................       69,821     58,358     41,799

Interest expense and other related
     financing costs .......................       80,710     65,789     54,265
                                               ----------   --------   --------

     Loss before income taxes ..............      (10,889)    (7,431)   (12,466)

Income tax provision .......................        5,100      5,600      1,900
                                               ----------   --------   --------

     Loss before extraordinary charges and
       cumulative effect of changes in
       accounting principles ...............      (15,989)   (13,031)   (14,366)

Extraordinary charges relating to early
     extinguishment of debt ................       (5,817)      --       (1,341)

Cumulative effect of changes in accounting
     principles ............................         --         --       (6,276)
                                               ----------   --------   --------

     Net loss ..............................   $  (21,806)  $(13,031)  $(21,983)
                                               ==========   ========   ========
Net loss per common share:

     Loss before extraordinary charges
     and cumulative effect of accounting
     changes ...............................    (14.09)       (11.48)    (16.12)

     Extraordinary charges                       (5.12)         -         (1.51)

     Cumulative effect of accounting
     changes................................       -            -         (7.04)
                                               ----------   --------   ---------
     Net loss...............................     (19.21)      (11.48)    (24.67)
                                               ==========   ========    ========


                             See accompanying notes.

                              SILGAN HOLDINGS INC.
             CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS'
                  EQUITY For the years ended December 31, 1995,
                                  1994 and 1993
                             (Dollars in thousands)


                                                                       Total
                                          Additional               deficiency in
                                  Common    paid-in   Accumulated  stockholders'
                                   stock    capital     deficit        equity
                                  ------  ----------  -----------  -------------

Balance at December 31, 1992 ...   $  9    $18,609     $(156,602)     $(137,984)

Issuance of 250,000 shares of
  Class B Common Stock .........      3     14,997          --           15,000

Net loss .......................    --        --         (21,983)       (21,983)
                                   ----    -------     ---------      ---------

Balance at December 31, 1993 ...     12     33,606      (178,585)      (144,967)

Net loss .......................    --        --         (13,031)       (13,031)
                                   ----    -------     ---------      ---------

Balance at December 31, 1994 ...     12     33,606      (191,616)      (157,998)

Net loss .......................    --        --         (21,806)       (21,806)
                                   ----    -------     ---------      ---------

Balance at December 31, 1995 ...   $ 12    $33,606     $(213,422)     $(179,804)
                                   ====    =======     =========      =========







                             See accompanying notes.

                              SILGAN HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1995, 1994 and 1993
                             (Dollars in thousands)


                                                  1995        1994        1993
                                                  ----        ----        ----

Cash flows from operating activities:
   Net loss ................................   $(21,806)   $(13,031)   $(21,983)
   Adjustments to reconcile net loss
    to net cash provided by operating
    activities:
       Depreciation ........................     42,217      35,392      31,607
       Amortization ........................      8,083       7,075       5,488
       Accretion of discount on discount
             debentures ....................     28,672      27,477      24,167
       Reduction in carrying value of assets     14,745      16,729        --
       Extraordinary charges relating
             to early extinguishment of debt      6,301        --         1,341
       Cumulative effect of changes in
             accounting principles .........       --          --         6,276
       Changes in assets and liabilities,
          net of effect of acquisitions:
         (Increase) decrease in accounts
             receivable ....................     (1,011)    (21,267)        707
         Decrease (increase) in inventories      10,852     (16,741)     (4,316)
         Increase in trade accounts payable      43,108       4,478       3,757
         Working capital provided by AN Can
             since acquisition date ........     85,213        --          --
         Other, net (decrease) increase ....     (6,745)      7,221       1,091
                                               --------    --------    --------
Total adjustments ..........................    231,435      60,364      70,118
                                               --------    --------    --------
   Net cash provided by operating
      activities ...........................    209,629      47,333      48,135
                                               --------    --------    --------

Cash flows from investing activities:
     Acquisition of ANC's Food Metal &
         Specialty business ................   (348,762)       --          --
     Acquisition of Del Monte Can
         manufacturing assets ..............       --           519     (73,865)
     Capital expenditures ..................    (51,897)    (29,184)    (42,480)
     Proceeds from sale of assets ..........      3,541         765         262
                                               --------    --------    --------
   Net cash used in investing activities ...   $(397,118)  $(27,900)  $(116,083)
                                               ---------   --------   ---------

                          Continued on following page.

                              SILGAN HOLDINGS INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              For the years ended December 31, 1995, 1994 and 1993
                             (Dollars in thousands)


                                                 1995        1994        1993
                                                 ----        ----        ----

Cash flows from financing activities:
   Borrowings under working capital loans ..   $669,260    $393,250    $328,050
   Repayments under working capital loans ..   (674,760)   (382,850)   (366,250)
   Proceeds from issuance of long-term debt.    450,000        --       140,000
   Proceeds from issuance of common stock ..       --          --        15,000
   Repayments of long-term debt ............   (234,506)    (20,464)    (42,580)
   Debt financing costs ....................    (19,290)       --        (8,935)
   Payments to former shareholders of
     Silgan ................................     (3,795)     (6,911)       --
                                               --------    --------    --------
   Net cash provided (used) by financing
     activities ............................    186,909     (16,975)     65,285
                                               --------    --------    --------

Net increase (decrease) in cash and cash
   equivalents .............................       (580)      2,458      (2,663)
Cash and cash equivalents at beginning
   of year .................................      2,682         224       2,887
                                               --------    --------    --------

Cash and cash equivalents at end of year ...   $  2,102    $  2,682    $    224
                                               ========    ========    ========


Supplementary data:
     Interest paid .........................   $ 45,293    $ 30,718    $ 25,733
     Income taxes paid, net of refunds .....      8,967       2,588         722





                             See accompanying notes.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


1.     Basis of Presentation

Silgan Holdings Inc. ("Holdings", together with its wholly-owned subsidiary, the "Company") is a company controlled by Silgan management and The Morgan Stanley Leveraged Equity Fund II, L. P. ("MSLEF II"), an affiliate of Morgan Stanley & Co., Incorporated ("MS & Co."). Holdings owns all of the outstanding common stock of Silgan Corporation ("Silgan"). Since 1993, Silgan has made two significant acquisitions. Silgan acquired the U. S. metal container manufacturing business of Del Monte Corporation ("Del Monte") in 1993 and it acquired the Food Metal and Specialty business from American National Can Company ("ANC") in 1995. Both acquisitions were accounted for using the purchase method of accounting (see Note 3 - Acquisitions).

The Company, together with its wholly-owned operating subsidiaries Silgan Containers Corporation ("Containers") and Silgan Plastics Corporation ("Plastics"), is predominantly engaged in the manufacture and sale of steel and aluminum containers for human and pet food products and also manufactures custom designed plastic containers used for health and personal care products. Principally, all of the Company's businesses are based in the United States. Foreign subsidiaries are not significant to the consolidated results of operations or financial position of the Company.


2.     Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated. Assets and liabilities of the Company's foreign subsidiary are translated at rates of exchange in effect at the balance sheet date. Income statement amounts are translated at the average of monthly exchange rates.

Certain reclassifications have been made to prior year's financial statements to conform with current year presentation.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


2.     Summary of Significant Accounting Policies  (continued)

Cash and cash equivalents

Cash equivalents represent short-term, highly liquid investments having original maturities of three months or less from the time of purchase. The carrying values of these assets approximate their fair values. As a result of the Company's cash management system, checks issued and presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $30.0 million at December 31, 1995 and $5.4 million at December 31, 1994 are included in trade accounts payable.

Inventories

Inventories are stated at the lower of cost or market (net realizable value) and are principally accounted for by the last-in, first-out method (LIFO).

Property, Plant, and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Depreciation is computed using the straight-line method over their estimated useful lives. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

Goodwill

The Company has classified as goodwill the cost in excess of fair value of net assets acquired in purchase transactions. Goodwill is stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over periods ranging from 20 to 40 years. The Company periodically evaluates the existence of goodwill impairment to access whether goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Impairments would be recognized in operating results if a permanent reduction in values were to occur.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


2.     Summary of Significant Accounting Policies  (continued)

Other Assets

Other assets consist principally of debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (5 to 10 years). Other intangible assets are amortized over their expected useful lives using the straight-line method.

Income Taxes

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the liability method is used to calculate deferred income taxes. The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Company had previously reported under SFAS No. 96, "Accounting for Income Taxes". There was no effect for the difference in methods at the date of adoption.

Postemployment Benefits

During 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". SFAS No. 112 requires accrual accounting for employee benefits that are paid between the termination of active employment but prior to retirement. Such benefits include salary continuation, disability, severance, and health care. The cumulative effect as of January 1, 1993 of this accounting change was to decrease net income by $1.3 million. There was no tax effect for this charge due to the net operating loss position of the Company.

Fair Values of Financial Instruments

The carrying amounts for cash, accounts receivable, accounts payable, and other accrued liabilities are reflected in the financial statements and reasonably approximate fair value due to the short maturity of these items. The carrying value for short and long-term debt also approximates fair value but may vary due to changing market conditions. Methods and assumptions used to estimate fair value and the fair value of the Company's debt instruments are disclosed in Note 9.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


2.     Summary of Significant Accounting Policies  (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, revenues and expenses, as well as footnote disclosures in the financial statements. Actual results may differ from those estimates.

Per Share Data

Per share data is based upon the weighted average number of common and common equivalent shares outstanding for all periods presented.

3. Acquisitions

During the three years ended December 31, 1995, the Company made two acquisitions, as discussed below. Both were accounted for using the purchase method of accounting and the results of operations have been included with the Company's results from the respective acquisition dates. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

Fiscal year 1995 acquisition

On August 1, 1995, Containers acquired from ANC substantially all of the fixed assets and working capital, and assumed certain specified limited liabilities, of ANC's Food Metal & Specialty business ("AN Can"), which manufactures, markets and sells metal food containers and rigid plastic containers for a variety of food products and metal caps and closures for food and beverage products. The purchase price for the assets acquired and the assumption of certain specified liabilities, including related transaction costs, was $364.0 million (including $15.2 million for the operations of ANC's St. Louis, MO facility which the Company intends to purchase by mid-1996 upon completion of a rationalization project undertaken at that location).

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


3.     Acquisitions  (continued)

Fiscal year 1995 acquisition  (continued)

The  purchase  price was  allocated  to the  tangible  and  identifiable  assets acquired and liabilities assumed based upon their estimated fair values as determined from preliminary appraisals and valuations which management believes are reasonable. The purchase price allocation will be finalized within one year of the acquisition date. Differences between actual and preliminary valuations will cause adjustments to the AN Can purchase price allocation as shown below. Estimated items subject to change include employee benefit costs and termination costs associated with plant rationalization and administrative workforce reductions and other plant exit costs. The aggregate purchase price and its preliminary allocation to the assets and liabilities is as follows for AN Can (dollars in thousands):

                   Net working capital acquired    $155,967
                   Property, plant and equipment    240,079
                   Goodwill ....................     24,832
                   Other liabilities assumed ...    (56,916)
                                                   --------
                                                   $363,962
                                                   ========

Set forth below are the Company's summary unaudited pro forma results of operations for the years ended December 31, 1995 and 1994. The pro forma results include the historical results of the Company and AN Can and reflect the effect of purchase accounting adjustments based on preliminary appraisals and valuations, the financing of the acquisition, the refinancing of the Company's debt obligations, and certain other adjustments as if these events occurred as of the beginning of the periods presented. The pro forma data does not purport to represent what the Company's results of operations actually would have been if the operations were combined as of January 1, 1995 or 1994, or to project the Company's results of operations for any future period.

                                               1995            1994
                                               ----            ----
                                              (Dollars in thousands)

      Net sales .......................   $1,404,382      $1,457,968
      Income from operations ..........       97,415(1)       62,893(2)
      Income (loss) before income taxes        8,730         (26,629)
      Net income (loss) ...............        1,530         (29,329)
      Net income (loss) per share......   $     1.32       $  (25.84)
                                          ============     ============

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


3.     Acquisitions  (continued)

Fiscal year 1995 acquisition  (continued)

(1) Included in pro forma income from operations for the year ended December 31, 1995 is a charge incurred by the Company of $14.7 million to adjust the carrying value of certain underutilized machinery and equipment at Silgan facilities (existing prior to the AN Can acquisition) to net realizable value.

(2) Included in pro forma income from operations for the year ended December 31, 1994 are charges incurred by AN Can of $10.1 million for shut down costs necessary to realign the assets of the business more closely with the existing customer base, $16.7 million related to Silgan and $7.1 million related to AN Can to adjust the carrying value of certain technologically obsolete and inoperable equipment to realizable value, and $26.7 million for the write-down of goodwill by AN Can.

Fiscal year 1993 acquisition

On December 21, 1993, Containers acquired from Del Monte substantially all of the fixed assets and certain working capital of Del Monte's container manufacturing business in the United States ("DM Can"). The final purchase price for the assets acquired and the assumption of certain specified liabilities, including related transaction costs, was $73.3 million. The detail of the assets acquired is as follows (dollars in thousands):

                   Net working capital .........   $21,944
                   Property, plant and equipment    47,167
                   Goodwill ....................    13,729
                   Other liabilities assumed ...    (9,494)
                                                   -------
                                                   $73,346
                                                   =======

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


4.     Inventories

The components of inventories at December 31, 1995 and 1994 consist of the following:

                                                  1995         1994
                                                  ----         ----
                                                (Dollars in thousands)

          Raw materials .....................   $ 46,027    $ 38,575
          Work-in-process ...................     24,869      19,045
          Finished goods ....................    135,590      63,409
          Spare parts and other .............      6,344       1,621
                                                --------    --------
                                                 212,830     122,650
          Adjustment to value inventory
             at cost on the LIFO method .....     (2,359)       (221)
                                                --------    --------
                                                $210,471    $122,429
                                                ========    ========

The amount of inventory recorded on the first-in first-out method at December 31, 1995 and 1994 was $14.9 million and $6.5 million, respectively.


5.     Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

                                                  1995         1994
                                                   ----        ----
                                                (Dollars in thousands)

          Land ..............................   $  6,355    $  3,707
          Buildings and improvements ........     68,860      51,665
          Machinery and equipment ...........    584,526     346,061
          Construction in progress ..........     33,764      18,124
                                                --------    --------
                                                 693,505     419,557
          Accumulated depreciation
             and amortization ...............   (206,204)   (167,747)
                                                --------    --------
             Property, plant and equipment, net $487,301    $251,810
                                                ========    ========

For the years ended December 31, 1995, 1994, and 1993, depreciation expense was $42.2 million, $35.4 million, and $31.6 million respectively. The total amount of repairs and maintenance expense was $26.9 million in 1995, $19.9 million in 1994, and $17.1 million in 1993.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


5.     Property, Plant, and Equipment  (continued)

Effective October 1, 1994, the Company extended the estimated useful lives of certain fixed assets to more properly reflect the true economic lives of the assets and to better align the Company's depreciable lives with the predominate practice in the industry. The change had the effect of decreasing depreciation expense and increasing net income in 1994 by approximately $1.3 million.

Based upon a review of its depreciable assets, the Company determined that certain adjustments were necessary to properly reflect net realizable values. In 1995, the Company recorded a write-down of $14.7 million for the excess of carrying value over estimated realizable value of machinery and equipment at existing facilities which have become underutilized due to excess capacity. In 1994, charges of $16.7 million were recorded which included $2.6 million to write-down the excess carrying value over estimated realizable value of various plant facilities held for sale and $14.1 million for technologically obsolete and inoperable machinery and equipment.

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which is effective for the 1996 fiscal year. As required by this standard, impairment losses will be recognized when events or changes in circumstances indicate that the fair value of identified assets is less than the carrying amount. In making such a determination, the Company will compare the undiscounted cash flows generated by specified assets to the carrying value of such assets. The Company will adopt SFAS No. 121 in 1996 and believes the effect of adoption will not be material.

6.     Goodwill

Goodwill amortization charged to operations was $1.3 million in 1995; $1.2 million in 1994; and $0.5 million in 1993. Accumulated amortization of goodwill at December 31, 1995, 1994, and 1993 was $5.0 million; $3.7 million; and $2.5 million, respectively.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


7.     Other Assets

Other assets at December 31, 1995 and 1994 consist of the following:

                                                      1995        1994
                                                      ----        ----
                                                    (Dollars in thousands)

        Debt issuance costs ......................   $30,148    $25,142
        Other ....................................     8,027      8,275
                                                     -------    -------
                                                      38,175     33,417
        Less:  accumulated amortization ..........    (7,295)    (8,799)
                                                     -------    -------
                                                     $30,880    $24,618
                                                     =======    =======

During 1995, as part of the acquisition of AN Can and the related refinancing of its secured debt facilities and its Discount Debentures, the Company wrote off $6.3 million of unamortized debt issuance costs and capitalized $19.3 million in new debt issuance costs. Amortization expense relating to debt issuance for the years ended December 31, 1995, 1994, and 1993 was $4.9 million, $5.3 million, and $3.3 million, respectively.


8.     Short-Term Borrowings and Long-Term Debt

The Company has a working capital revolving credit facility which it uses to finance its seasonal liquidity needs. As of December 31, 1995 and 1994, the Company had $7.1 million and $12.6 million of working capital loans outstanding, respectively.

Long-term debt consists of the following:

                                                       1995       1994
                                                       ----       ----
                                                    (Dollars in thousands)

        Bank A Term Loans ........................   $220,000   $ 39,845
        Bank B Term Loans ........................    222,750     79,691
        Senior Secured Floating Rate Notes due
           June 30, 1997 .........................       --       50,000
        11 3/4% Senior Subordinated Notes due
           June 15, 2002 .........................    135,000    135,000
        13 1/4% Senior Subordinated Debentures due
           December 15, 2002 .....................    201,263    228,195
                                                     --------   --------
                                                      779,013    532,731
        Less: Amounts due within one year ........     28,140     21,968
                                                     --------   --------
                                                     $750,873   $510,763
                                                     ========   ========

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


8.     Short-Term Borrowings and Long-Term Debt  (continued)

The aggregate annual maturities of long-term debt at December 31, 1995 are as follows (dollars in thousands):

                        1996 ..............   $ 28,140
                        1997 ..............     37,170
                        1998 ..............     52,138
                        1999 ..............     52,138
                        2000 ..............    102,281
                        2001 and thereafter    507,146
                                              --------
                                              $779,013
                                              ========

1995 Bank Credit Agreement

Effective August 1, 1995, Silgan, Containers, and Plastics entered into a $675.0 million credit agreement (the "Credit Agreement") with various banks to finance the acquisition by Containers of AN Can, to refinance and repay in full all amounts owing under the previous bank credit agreement and the Senior Secured Notes and to repurchase up to $75.0 million of its 13 1/4% Senior Discount Debentures ("Discount Debentures"). In connection with the refinancing of the Credit Agreement, the Company incurred a charge of $5.8 million (net of taxes of $2.6 million) in 1995 for the early extinguishment of amounts owed under existing secured debt facilities and for the repurchase of a portion of its Discount Debentures.

The Credit Agreement provided the Company with (i) $225.0 million of A Term Loans, (ii) $225.0 million of B Term Loans, and (iii) a working capital revolving credit facility of up to $225.0 million ("Working Capital Loans"). The Company used proceeds from the Credit Agreement to repay $117.1 million of term loans under the previous bank credit agreement, repay in full $50.0 million of its Senior Secured Notes due 1997, acquire AN Can for $348.8 million (excluding $15.2 million for the St. Louis operations which the Company expects to purchase by mid-1996), repurchase $57.6 million of its Discount Debentures, and incur debt issuance costs of $19.3 million. The Company is currently permitted under the debt facilities to make additional repurchases of its Discount Debentures prior to June 30, 1996.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


8.     Short-Term Borrowings and Long-Term Debt  (continued)

1995 Bank Credit Agreement  (continued)

The A Term Loans mature on December 31, 2000, and the B Term Loans mature on March 15, 2002. During 1995, principal repayments of $5.0 million were made on the A Term Loans and $2.3 million on the B Term Loans. Principal is to be repaid on each term loan in installments in accordance with the Credit Agreement until maturity.

As defined in the Credit Agreement, the Company is required to repay the term loans (ratably allocated between the A Term Loans and the B Term Loans) in an amount equal to 80% of the net sale proceeds from certain asset sales and up to 100% of the net equity proceeds from certain sales of equity. Effective for the year ended December 31, 1996 and each year thereafter during the term of the Credit Agreement, the Company is required to pre-pay the term loans (ratably allocated between the A Term Loans and the B Term Loans) in an amount equal to 50% of the Company's excess cash flow. Amounts repaid under the term loans cannot be reborrowed.

The Credit Agreement provides Containers and Plastics, together, a revolving credit facility of $225.0 million for working capital needs. The commitment under the Credit Agreement for Working Capital Loans was initially $150.0 million. This initial commitment will increase at the time and by the amount the Company repurchases its Discount Debentures (up to a maximum commitment of $225.0 million). As of December 31, 1995, Holdings had repurchased $57.6 million of Discount Debentures, thereby increasing the commitment under the revolving credit facility to $207.6 million. After taking into account outstanding letters of credit of $6.6 million and Working Capital Loans of $7.1 million, the borrowings available under the revolving credit facility were $193.9 million at December 31, 1995. In addition to borrowings of Working Capital Loans, the Company may utilize up to a maximum of $20.0 million in letters of credit as long as the aggregate amount of borrowings and letters of credit do not exceed the amount of the commitment. The aggregate amount of Working Capital Loans and letters of credit which may be outstanding at any time is also limited to the aggregate of 85% of eligible accounts receivable and 50% of eligible inventory. Working Capital Loans may be borrowed, repaid, and reborrowed over the life of the Credit Agreement until final maturity on December 31, 2000.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


8.     Short-Term Borrowings and Long-Term Debt  (continued)

1995 Bank Credit Agreement  (continued)

The borrowings under the Credit Agreement may be designated by the respective Borrowers as Base Rate or Eurodollar Rate borrowings. The Base Rate is the higher of (i) 1/2 of 1% in excess of Adjusted Certificate of Deposit Rate, or
(ii) Bankers Trust Company's prime lending rate. Base Rate borrowings bear interest at the Base Rate plus 1.50%, in the case of A Term Loans and Working Capital Loans; and 2.0%, in the case of B Term Loans. Eurodollar Rate borrowings bear interest at the Eurodollar Rate plus 2.50% in the case of A Term Loans and Working Capital Loans; and 3.0%, in the case of B Term Loans. At December 31, 1995, the interest rate for Base Rate borrowings was 10.0% and the interest rate for Eurodollar Rate borrowings ranged between 8.1875% and 8.9375%.

For 1995, 1994 and 1993, respectively, the average amount of borrowings of Working Capital Loans was $67.6 million, $14.4 million and $51.9 million; the average annual interest rate paid on such borrowings was 8.9%, 8.4%, and 6.0%; and the highest amount of such borrowings at any month-end was $184.0 million, $43.9 million, and $80.3 million.

The Credit Agreement provides for the payment of a commitment fee of 0.5% per annum on the daily average unused portion of commitments available under the working capital revolving credit facility as well as a 2.75% per annum fee on outstanding letters of credit.

The indebtedness under the Credit Agreement is guaranteed by Holdings and each of the Borrowers and secured by a security interest in substantially all of the real and personal property of the Borrowers. The stock of Silgan and the stock of principally all of its subsidiaries have been pledged to the lenders under the Credit Agreement.

The Credit Agreement contains various covenants which limit or restrict, among other things, investments, indebtedness, liens, dividends, leases, capital expenditures, and the use of proceeds from asset sales, as well as requiring the Company to meet certain specified financial covenants. The Company is currently in compliance with all covenants under the Credit Agreement.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


8.     Short-Term Borrowings and Long-Term Debt  (continued)

1993 Bank Credit Agreement

Effective December 21, 1993, Silgan, Containers, and Plastics entered into a credit agreement with a group of banks for $140.0 million in term loans and $70.0 million in working capital loans to finance in part the acquisition of DM Can and repay $41.6 million of term loans owed under a previous bank credit agreement. In addition, Holdings issued and sold 250,000 shares of its Class B Common Stock for $15.0 million and, in turn, contributed such amount to Silgan. As a result of the early extinguishment of debt, the Company incurred a net charge of $1.3 million.

According to the terms of this bank credit agreement, 80% of amounts received from the sale or disposal of assets was to be used to repay term loans. Prior to the refinancing and repayment of this bank facility, an additional principal payment of $2.5 million was made early in 1995 from net proceeds received from asset sales.

Senior Secured Floating Rate Notes

The Company redeemed its Senior Secured Notes on August 30, 1995 for a premium of $0.1 million.

11 3/4% Senior Subordinated Notes

The Company's 11 3/4% Senior Subordinated Notes (the "11 3/4% Notes") which mature on June 15, 2002, represent unsecured general obligations, subordinate in right of payment to obligations of the Company under the Credit Agreement and effectively subordinate to all of the obligations of the subsidiaries of the Company. Interest is payable semi-annually on June 15 and December 15.

The 11 3/4% Notes are redeemable at the option of the Company, in whole or in part, at any time during the twelve months commencing June 15 of the following years at the indicated percentages of their principal amount, plus accrued interest:

                                                   Redemption
                        Year                       Percentage
                        ----                       ----------
                        1997 ..............        105.8750%
                        1998 ..............        102.9375%
                        1999 and thereafter        100.0000%

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


8.     Short-Term Borrowings and Long-Term Debt  (continued)

11 3/4% Senior Subordinated Notes  (continued)

The 11 3/4% Notes Indenture contains covenants which are comparable to or less restrictive than those under the terms of the existing Credit Agreement.

13 1/4% Senior Discount Debentures

The 13 1/4% Senior Discount Debentures, which are due on December 15, 2002, represent unsecured general obligations of Holdings, subordinate in right of payment to the obligations of Silgan and its subsidiaries. The original issue discount is being amortized through June 15, 1996 with a yield to maturity of 13 1/4%. During the year ended December 31, 1995, the Company repurchased $61.7 million face amount of its Discount Debentures for $57.6 million, including a premium of $2.0 million. The carrying amount at December 31, 1995 of the Discount Debentures represents the face amount less an unamortized discount of $12.1 million. From and after June 15, 1996, interest on the Discount Debentures will accrue on the principal amount at the rate of 13 1/4% and be payable in cash semiannually. The Discount Debentures are redeemable at any time, at the option of Holdings, in whole or in part, at 100% of their principal amount plus accrued interest to the redemption date.

The Discount Debentures Indenture contains covenants which are comparable to or less restrictive than those under the Credit Agreement and the 11 3/4% Notes.


9.     Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short duration of those investments.

Short and long-term debt: The carrying amounts of the Company's borrowings under its working capital loans and variable-rate borrowings approximate their fair value. The fair values of fixed-rate borrowings are based on quoted market prices.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


9.     Fair Value of Financial Instruments  (continued)

Letters of Credit: Fair values of the Company's outstanding letters of credit are based on current contractual amounts outstanding.

The following table presents the carrying amounts and fair values of the Company's financial instruments recorded at December 31, 1995 and 1994, respectively:

                                             1995                   1994
                                             ----                   ----
                                     Carrying     Fair     Carrying      Fair
                                      Amount      Value     Amount       Value
                                     --------   --------   --------   --------
                                               (Dollars in thousands)

 Working Capital Facility ........   $  7,100   $  7,100   $ 12,600   $ 12,600
 Current Portion of long-term debt     28,140     28,140     21,968     21,968
 Bank A Term Loans ...............    220,000    220,000     39,845     39,845
 Bank B Term Loans ...............    222,750    222,750     79,691     79,691
 Senior Secured Floating Rate
    Notes due June 30, 1997 ......       --         --       50,000     50,000
 11 3/4% Senior Subordinated
    Notes due June 15, 2002 ......    135,000    144,500    135,000    140,400
 13 1/4% Senior Subordinated
    Debentures due
    December 15, 2002 ............    201,263    205,873    228,195    235,100

The Company has had limited involvement with derivative financial instruments and does not use them for trading purposes. During 1995 and 1994, the Company was not party to any interest rate hedge agreements, nor did it use derivative instruments to hedge commodity or foreign exchange risks.

Subsequent to December 31, 1995, the Company entered into interest rate swap agreements in order to manage its exposure to interest rate fluctuations. These agreements effectively convert interest rate exposure from variable rate to a fixed rate without the exchange of the underlying principal amounts. The Company has agreed to pay fixed rates of interest ranging from 8.1% to 8.6% on notional principal amounts totaling $100.0 million which mature in the year 1999. Net payments or receipts under these agreements will be recorded as adjustments to interest expense.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


9.     Fair Value of Financial Instruments  (continued)

Concentration of Credit Risk

The Company derives a significant portion of its revenue from multi-year supply agreements with many of its customers. Revenues from its two largest customers accounted for approximately 36.0% of sales in 1995 and 47.3% in 1994. The receivable balances from these customers collectively represented 28.2% and 34.4% of accounts receivable before allowances at December 31, 1995 and 1994, respectively. As is common in the packaging industry, the Company provides extended payment terms for some of its customers due to the seasonality of the vegetable and fruit pack business. Exposure to losses is dependent on each customer's financial position. The Company performs ongoing credit evaluations of its customer's financial condition and its receivables are not collateralized. The Company maintains an allowance for doubtful accounts which management believes is adequate to cover potential credit losses based on customer credit evaluations, collection history, and other information.


10.     Commitments

The Company has a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options. Minimum future rental payments under these leases are (dollars in thousands):

                         1996 ..............   $13,442
                         1997 ..............    10,768
                         1998 ..............     7,973
                         1999 ..............     5,778
                         2000 ..............     4,928
                         2001 and thereafter     7,159
                                               -------
                                               $50,048
                                               =======

Rent expense was approximately $10.8 million in 1995; $9.1 million in 1994; and $8.0 million in 1993.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


11.     Retirement Plans

The Company sponsors pension and defined contribution plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided for based on stated amounts for each year of service. It is the Company's policy to fund accrued pension and defined contribution costs in compliance with ERISA requirements. Assets of the plans consist primarily of equity and bond funds.

The following table sets forth the funded status of the Company's retirement plans as of December 31:

                                       Plans in which        Plans in which
                                        Assets Exceed         Accumulated
                                         Accumulated            Benefits
                                          Benefits            Exceed Assets
                                       ---------------       ---------------
                                       1995       1994       1995       1994
                                       ----       ----       ----       ----
                                             (Dollars in thousands)
Actuarial present value of
 benefit obligations:
   Vested benefit obligations ....   $12,135    $ 9,182    $31,465    $19,876
   Non-vested benefit obligations        547        871      3,158      1,889
                                     -------    -------    -------    -------
Accumulated benefit obligations ..    12,682     10,053     34,623     21,765
Additional benefits due to
   future salary levels ..........     5,667      5,358      7,132      3,557
                                     -------    -------    -------    -------
Projected benefit obligations ....    18,349     15,411     41,755     25,322
Plan assets at fair value ........    12,988     11,612     23,535     17,249
                                     -------    -------    -------    -------
Projected benefit obligation
   in excess of plan assets ......     5,361      3,799     18,220      8,073
Unrecognized actuarial gain (loss)      (165)       504      1,237      3,916
Unrecognized prior service costs .      (615)      (665)    (2,128)    (2,461)
Additional minimum liability .....      --         --        1,990      1,677
                                     -------    -------    -------    -------
Accrued pension liability
   recognized in the balance sheet   $ 4,581    $ 3,638    $19,319    $11,205
                                     =======    =======    =======    =======

As of the AN Can acquisition date, the Company assumed an accrued pension liability of $6.8 million related to the active employee population transferred to the Company from AN Can. Under the terms of the acquisition, ANC retained the liability for the retired population as of August 1, 1995.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


11.     Retirement Plans  (continued)

For certain pension plans with accumulated benefits in excess of plan assets at December 31, 1995 and December 31, 1994, the balance sheet reflects an additional minimum pension liability and related intangible asset of $2.0 million and $1.7 million, respectively,

 The components of net periodic pension costs for defined benefit plans are as follows:

                                                    1995     1994     1993
                                                    ----     ----     ----
                                                    (Dollars in thousands)

     Service cost ..............................   $3,067   $2,947   $1,809
     Interest cost .............................    3,887    3,334    2,144
     Actual loss (return) on assets ............   (7,284)     539   (1,784)
     Net amortization and deferrals ............    5,008   (2,698)     317
                                                   ------   ------   ------
        Net periodic pension cost ..............   $4,678   $4,122   $2,486
                                                   ======   ======   ======

During 1995, the Company recognized settlement and curtailment losses of $0.4 million from the termination of participation in certain plans as a result of plant closings and changes in pension benefit provisions. The Company participates in several multi-employer pension plans which provide defined benefits to certain of its union employees. The composition of total pension cost for 1995, 1994, and 1993 in the Consolidated Statements of Operations is as follows:

                                                    1995     1994     1993
                                                    ----     ----     ----
                                                    (Dollars in thousands)

     Net periodic pension cost .................   $4,678   $4,122   $2,486
     Settlement and curtailment losses, net ....      418     --       --
     Contributions to multi-employer union plans    2,708    2,700    2,000
                                                   ------   ------   ------
        Total pension costs ....................   $7,804   $6,822   $4,486
                                                   ======   ======   ======

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


11.     Retirement Plans  (continued)

The assumptions used in determining the actuarial present value of plan benefit obligations as of December 31 are as follows:

                                                          1995   1994   1993
                                                          ----   ----   ----

     Discount rate ..................................     7.5%   8.5%   7.5%
     Weighted average rate of compensation increase .     4.0%   4.5%   4.5%
     Expected long-term rate of return on plan assets     8.5%   8.5%   8.5%

The Company also sponsors defined contribution pension and profit sharing plans covering substantially all employees. Company contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to income for these plans were $1.7 million in 1995; $2.5 million in 1994; and $1.5 million in 1993. The decline in defined contributions in 1995 as compared to 1994 resulted from lower profit-sharing contributions made for Company employees since target financial objectives were not achieved. This decrease was partially offset by an increase in the contribution base attributable to additional employee participation as a result of the acquisition of AN Can.


12.     Postretirement Benefits Other than Pensions

Effective January 1, 1993, the Company changed its method of accounting for postretirement health care and other insurance benefits to conform to the provisions of SFAS No. 106 "Employers' Accounting for Post Retirement Benefits Other Than Pensions", which requires accrual of these benefits over the period during which active employees become eligible for such benefits. Previously, the Company recognized the cost of providing such benefits on the pay-as-you-go basis. The Company elected to immediately recognize a cumulative charge of $5.0 million for this change in accounting principle which represents the accumulated postretirement benefit obligation existing as of January 1, 1993.

The Company  has  defined  benefit  health  care and life  insurance  plans that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health benefits are paid as covered expenses are incurred.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


12.     Postretirement Benefits Other than Pensions  (continued)

The following table presents the funded status of the postretirement plans and amounts recognized in the Company's balance sheet as of December 31:

                                                           1995       1994
                                                           ----       ----
                                                        (Dollars in thousands)

    Accumulated postretirement benefit obligation:
       Retirees ......................................   $  1,587    $ 1,183
       Fully eligible active plan participants .......     11,647      1,521
       Other active plan participants ................     14,770      2,577
                                                         --------    -------
   Total accumulated postretirement benefit obligation     28,004      5,281
   Unrecognized net gain .............................     (2,929)      (219)
   Unrecognized prior service costs ..................       (298)       (79)
                                                         --------    -------
   Accrued postretirement benefit liability ..........   $ 24,777    $ 4,983
                                                         ========    =======

As of the AN Can acquisition date, the Company assumed a postretirement benefit liability in the amount of $19.6 million for the active population transferred to the Company from AN Can. Under the terms of the acquisition, ANC retained the liability for the retired population as of August 1, 1995.

Net periodic postretirement benefit cost include the following components:

                                                           1995      1994
                                                           ----      ----
                                                        (Dollars in thousands)

   Service cost ......................................   $  372      $321
   Interest cost .....................................    1,097       412
   Net amortization and deferral .....................       42       (14)
                                                         ------      ----
     Net periodic postretirement benefit cost ........   $1,511      $719
                                                         ======      ====

The weighted average discount rates used to determine the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 were 7.5% and 8.5%, respectively. The net periodic postretirement benefit costs were calculated using a discount rate ranging from 7.5% to 8.5% for 1995 and 8.5% for 1994. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation ranged from 7.14% to 10.0% in 1995 and was 14% in 1994, declining to a rate ranging from 5.0% to 6.0% in the year 2003 and thereafter.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


12.     Postretirement Benefits Other than Pensions  (continued)

A 1% increase in the health care cost trend rate assumption would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $3.7 million and increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for 1995 by approximately $0.2 million.


13.     Income Taxes

The components of income tax expense are as follows:

                                            1995      1994      1993
                                            ----      ----      ----
                                             (Dollars in thousands)
            Current
               Federal ................   $  500    $2,500    $  300
               State ..................    1,900     3,200     1,900
               Foreign ................      100      (100)     (400)
                                          ------    ------    ------
                                           2,500     5,600     1,800
            Deferred
               Federal ................     --        --        --
               State ..................     --        --         100
               Foreign ................     --        --        --
                                          ------    ------    ------
                                            --        --         100
                                          ------    ------    ------
                                          $2,500    $5,600    $1,900
                                          ======    ======    ======

Income tax expense is included in the financial statements as follows:

                                            1995      1994      1993
                                            ----      ----      ----
                                             (Dollars in thousands)

            Income before extraordinary
              charges .................   $5,100    $5,600    $1,900
            Extraordinary charges .....   (2,600)     --        --
                                          ------    ------    ------
                                          $2,500    $5,600    $1,900
                                          ======    ======    ======

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


13.     Income Taxes  (continued)

The income tax provision varied from that computed by using the U.S. statutory rate as a result of the following:

                                               1995       1994       1993
                                               ----       ----       ----
                                                (Dollars in thousands)
     Income tax benefit at the U.S. Federal
         income tax rate ................   $(3,811)   $(2,601)   $(4,363)
     State and foreign tax expense net of
         Federal income benefit .........     1,820      2,015      1,235
     Amortization of goodwill ...........       471        576        154
     Losses with no benefit .............     6,620      5,610      4,874
                                            -------    -------    -------
                                            $ 5,100    $ 5,600    $ 1,900
                                            =======    =======    =======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

                                                         1995       1994
                                                         ----       ----
                                                     (Dollars in thousands)
     Deferred tax liabilities:
         Tax over book depreciation ................   $27,800    $21,900
         Book over tax basis of assets acquired ....    41,700     21,400
         Other .....................................     3,900      4,100
                                                       -------    -------
           Total deferred tax liabilities ..........    73,400     47,400

     Deferred tax assets:
         Book reserves not yet deductible
           for tax purposes ........................    56,300     24,800
         Deferred interest on high yield obligations    25,100     21,300
         Net operating loss carryforwards ..........    35,600     26,200
         Other .....................................     1,200      4,100
                                                       -------    -------
           Total deferred tax assets ...............   118,200     76,400
         Valuation allowance for deferred tax assets    51,636     35,836
                                                       -------    -------
            Net deferred tax assets ................    66,564     40,564
                                                       -------    -------

       Net deferred tax liabilities ................   $ 6,836    $ 6,836
                                                       =======    =======

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


13.     Income Taxes  (continued)

The Company files a consolidated Federal income tax return. At December 31, 1995, the Company has net operating loss carryforwards of approximately $100.0 million which are available to offset future consolidated taxable income of the group and expire from 2001 through 2010. The Company had an alternative minimum tax liability of $0.5 million in 1995 and $1.5 million in 1994. At December 31, 1995, the Company had $3.9 million of alternative minimum tax credits which are available indefinitely to reduce future tax payments for regular federal income tax purposes.


14.     Acquisition Reserves

In connection with the acquisition of AN Can, the Company plans to improve operating efficiencies through production and facility consolidation and through workforce reductions. As part of its preliminary purchase price allocation, the Company established a reserve for $25.0 million which primarily consists of $20.5 million for severance and $4.5 million of facility exit costs. The provision for severance includes employee termination benefits, such as, salary continuation, pension, and medical. Plant exit costs include planned expenditures relating to facility shut down, equipment removal, and compliance with environmental regulations. During the year, $0.9 million of costs were expended for severance. As of December 31, 1995, $7.1 million remained in other accrued expenses for costs expected to be paid within one year and $17.0 million remained in long term liabilities. Management believes that the operating improvements will not be fully implemented until 1997 and the remaining reserve balance will be adequate to cover anticipated costs.


15.     Stock Option Plans

Holdings, Containers and Plastics have established stock option plans for their key employees pursuant to which options to purchase shares of common stock of Holdings and its subsidiaries and stock appreciation rights ("SARs") may be granted.

Options granted under the plans may be either incentive stock options or non-qualified stock options. To date, all stock options granted have been non-qualified stock options. Under the plans, Holdings has reserved 24,000 shares of its Class C Common Stock and Containers and Plastics have each reserved 1,200 shares of their common stock for issuance under their respective plans. Containers has 13,764 shares and Plastics has 13,800 shares of $0.01 par value common stock currently issued, and all such shares are owned by Silgan.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


15.     Stock Option Plans  (continued)

The SARs extend to the shares covered by the options for the Containers and Plastics plans and provide for the payment to the holders of the options of an amount in cash equal to the excess of, in the case of Containers' plans, the pro forma book value, as defined, of a share of common stock (or in the event of a public offering or a change in control (as defined), the fair market value of a share of common stock) over the exercise price of the option, with certain adjustments for the portion of vested stock appreciation rights not paid at the time of the recapitalization in June 1989; or, in the case of the Plastics plan, in the event of a public offering or a change in control (as defined), the fair market value of a share of common stock over the exercise price of the option.

Prior to a public offering or change in control, should an employee leave Containers, Containers has the right to repurchase, and the employee has the right to require Containers to repurchase, the common stock at the then pro forma book value.


At December 31, 1995, there were outstanding options for 24,000 shares under the Holdings plan, 936 shares under the Containers plan and 1,200 shares under the Plastics plan. The exercise prices per share range from $35 to $61 for the Holdings options, range from $2,122 and $4,933 for the Containers options and $126 to $943 for the Plastics options. The stock options and SARs generally become exercisable ratably over a five-year period. At December 31, 1995, there were 16,800 options exercisable under the Holdings plans, 840 options/SARs exercisable under the Containers plan and 180 options/SARs exercisable under the Plastics plan. For the years ended December 31, 1995, 1994 and 1993, no stock options or SARs were exercised. The Company incurred charges relating to the vesting of benefits under the stock option plans of $0.8 million in 1995; $1.5 million in 1994; and $0.2 million in 1993.


In the event of a public offering of any of Holdings' capital stock or a change in control of Holdings, (i) the options granted by Containers and Plastics pursuant to the plans and (ii) any stock issued upon exercise of such options issued by Containers are convertible into either stock options or common stock of Holdings, as the case may be. The conversion of such options or shares will be based upon a valuation of Holdings and an allocation of such value among the subsidiaries after giving affect to, among other things, that portion of the outstanding indebtedness of Holdings allocable to each such subsidiary.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


15.     Stock Option Plans  (continued)

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for the 1996 fiscal year. Under SFAS No. 123, compensation expense for all stock-based compensation plans would be recognized based on the fair value of the options at the date of grant using an option pricing model. As permitted under SFAS No. 123, the Company may either adopt the new pronouncement or may continue to follow the current accounting method as prescribed under APB. Opinion No. 25, "Accounting for Stock Issued to Employees". The Company does not intend to adopt SFAS No. 123 for expense recognition purposes in 1996.


16.     Deficiency in Stockholders' Equity

Deficiency in stockholders' equity includes the following classes of common stock ($.01 par value) and preferred stock:
                                                            Shares
                                      Shares         Issued and Outstanding
                Class               Authorized    December 31, 1995 and 1994
                -----               ----------    --------------------------

           A ..............            500,000               417,500
           B ..............            667,500               667,500
           C ..............          1,000,000                50,000
                                     ---------             ---------
                                     2,167,500             1,135,000
                                     =========             =========

           Preferred Stock           1,000,000                --

The rights, privileges and powers of the Class A Common Stock and the Class B Common Stock are identical, with shares of each class being entitled to one vote on all matters to come before the stockholders of Holdings. The Class C common stockholders do not have voting rights except in certain circumstances.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


17.     Related Party Transactions

Pursuant to various management services agreements entered into between Holdings, Silgan, Containers, Plastics, and S&H, Inc. ("S&H"), a company wholly-owned by Mr. Silver, the Chairman and Co-Chief Executive Officer and Mr. Horrigan, the President and Co-Chief Executive Officer, of Holdings and Silgan, S&H provides Holdings, Silgan and its subsidiaries with general management, supervision and administrative services. In consideration for its services, S&H receives a fee of 4.95% (of which 0.45% is payable to MS & Co.) of Holdings' consolidated earnings before depreciation, amortization, interest and taxes ("EBDIT") until EBDIT has reached the Scheduled Amount set forth in the Management Agreements and 3.3% (of which 0.3% is payable to MS & Co.) after EBDIT has exceeded the Scheduled Amount up to the Maximum Amount as set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. The total amount incurred under the Management Agreements was $5.4 million in 1995, $5.0 million in 1994, and $4.4 million in 1993 and was allocated, based upon EBDIT, as a charge to operating income of each business segment. Included in accounts payable at December 31, 1995 and 1994, was $0.1 million payable to S&H.

Under the terms of the Management Agreements, the Company has agreed, subject to certain exceptions, to indemnify S&H and any of its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any loss or damage they may sustain arising in connection with the Management Agreements.

In connection with the refinancings and bank credit agreements entered into during 1995 and 1993, the banks thereunder (including Bankers Trust Company) received fees totaling $17.2 million in 1995 and $8.1 million in 1993.


18.     Litigation

In connection with the acquisition by Holdings of Silgan as of June 30, 1989 (the "Merger"), a decision was rendered in 1995 by the Delaware Court of Chancery with respect to appraisal proceedings filed by certain former stockholders of 400,000 shares of stock of Silgan. Pursuant to that decision, these former holders were awarded $5.94 per share, plus simple interest at a rate of 9.5%. This award was less than the amount, $6.50 per share, that these former holders would have received in the Merger. The right of these former holders to appeal the Chancery Court's decision has expired, and the Company has tendered payment of $3.8 million to these former holders. In 1994, prior to the trial for appraisal, the Company and the former holders of an additional 650,000 shares of stock of Silgan agreed to a settlement in respect of their appraisal rights, and the Company made a payment of $6.9 million, including interest, in respect of the settlement.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


18.     Litigation  (continued)

With respect to a complaint filed by limited partners of The Morgan Stanley Leveraged Equity Fund, L.P. against a number of defendants, including Silgan and Holdings, all claims against Silgan and Holdings related to this action were dismissed on January 14, 1993. The plaintiff's time to appeal the dismissal of the claims against Holdings and Silgan expired following the dismissal of the claims against certain other defendants in June 1995.

Other than the actions mentioned above, there are no other pending legal proceedings to which the Company is a party or to which any of its properties are subject which would have a material effect on the Company's financial position.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


19.     Business Segment Information

The Company is engaged in the packaging industry and operates principally in two business segments. Both segments operate in North America. There are no intersegment sales. Presented below is a tabulation of business segment information for each of the past three years (in millions):


                                Net      Oper.  Identifiable   Dep.&    Capital
                               Sales    Profit     Assets      Amort.   Expend.
                               -----    ------     ------      ------   -------
1995
Metal container
  & specialty(1) .........   $  882.3    $58.2(2)   $736.7     $31.6     $32.5
Plastic container ........      219.6     13.2       159.4      13.8      19.4
                             --------    -----      ------     -----     -----
  Consolidated ...........   $1,101.9    $71.4      $896.1     $45.4     $51.9
                             ========    =====      ======     =====     =====

1994
Metal container
  & specialty(1) .........   $  657.1    $59.8(3)   $335.3     $23.1     $16.9
Plastic container ........      204.3     (0.1)(3)   162.8      14.1      12.3
                             --------    -----      ------     -----     -----
  Consolidated ...........   $  861.4    $59.7      $498.1     $37.2     $ 9.2
                             ========    =====      ======     =====     =====


1993
Metal container
  & specialty(1) .........   $  459.2    $42.3      $324.5     $17.3     $25.3
Plastic container ........      186.3      0.6       165.9      16.5      17.2
                             --------    -----      ------     -----     -----
  Consolidated ...........   $  645.5    $42.9      $490.4     $33.8     $42.5
                             ========    =====      ======     =====     =====


(1) Specialty packaging sales include closures, plastic bowls, and paper containers used by processors and packagers in the food industry and are not significant enough to be reported as a separate segment.


(2) Includes charge for reduction in carrying value of assets of $14.7 million for the metal container segment.

(3) Includes charges for reduction in carrying value of assets of $7.2 million for the metal container segment and $9.5 million for the plastic container segment, respectively.

                              SILGAN HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


19.     Business Segment Information  (continued)

Operating profit is reconciled to income before tax as follows (in millions):


                                                  1995     1994     1993
                                                  ----     ----     ----
        Operating profit ....................   $ 71.4    $59.7    $ 42.9
        Interest expense ....................     80.7     65.8      54.3
        Corporate expense....................      1.5      1.3       1.1
                                                 -----    -----     -----
             Loss before income taxes .......   $(10.8)   $(7.4)   $(12.5)
                                                 =====    =====    ======


Identifiable assets are reconciled to total assets as follows (in millions):

                                                 1995      1994     1993
                                                 ----      ----     ----
        Identifiable assets..................   $896.1    $498.1   $490.4
        Corporate assets.....................      3.9       6.2      7.2
                                                ------    ------   ------
             Total assets....................   $900.0    $504.3   $497.6
                                                ======    ======   ======

Metal container and other segment sales to Nestle Food Company accounted for 21.4%, 25.9% and 34.1%, of net sales of the Company during the years ended December 31, 1995, 1994 and 1993, respectively. Similarly, sales to Del Monte accounted for 14.5% and 21.4% of net sales of the Company during the years ended December 31, 1995 and 1994, respectively.


20.     Subsequent Events

On May 31, 1996, Silgan Corporation ("Silgan"), a wholly-owned subsidiary of the Company, amended its Credit Agreement to, among other things, provide for the borrowing of an additional $125.0 million of B term loans. On July 3, 1996, Silgan borrowed the additional B term loans and as permitted under the Credit Agreement used the proceeds therefrom to fund the redemption by Holdings of $125.0 million principal amount of Discount Debentures at par.


On July 22, 1996, the Company issued 50,000 shares of 13 1/4% Exchangeable Preferred Stock, mandatorily redeemable in 2006 ("Preferred Stock"), for net proceeds of $47.8 million. The Company used $35.8 million of these proceeds to purchase its Class B Common Stock held by Mellon Bank, as trustee for First Plaza Group Trust, pursuant to the right the Company had to purchase such stock under the Organization Agreement entered into as of December 21, 1993 among R. Philip Silver, D. Greg Horrigan, MSLEF II, BTNY, First Plaza and Holdings. During the third quarter, additional paid in capital will be reduced by $15.0 million, the original issuance amount received for the Class B Common Stock, and the remainder of the payment will be applied to Holdings' accumulated deficit. Additionally, the balance of the proceeds received from the issuance of Preferred Stock was used to redeem $12.0 million principal amount of Discount Debentures on August 26, 1996.


In connection with the proposed Initial Public Offering (IPO) of the Company's Common Stock, the Company will amend its Certificate of Incorporation to change its authorized capital stock to ___ shares of Common Stock, par value $.01 per share and ___ shares of preferred stock, par value $.01 per share. In addition, immediately prior to the closing of the IPO, the Company will effect a ___ for 1 stock split. A portion of the estimated proceeds from the IPO will be used to redeem the Company's remaining Discount Debentures outstanding (approximately $59.0 million) and to repay a portion of the bank term loans.

Upon the closing of the IPO, the Company will recognize a charge of $___ million for the excess of the fair market value over the grant price of the variable stock options under the Containers and Plastics option plans which convert to Holdings options. In connection with the aforementioned transactions and the proposed IPO, the Company will recognize an extraordinary charge of approximately $2.4 million, net of tax, for the write-off of unamortized deferred financing costs related to the redemption of the Discount Debentures.

In that the stock split ratio and the variable option plan charge will not be determined until immediately prior to the closing of the IPO, share information and per share data have not been adjusted. The impact of the conversion of subsidiary options to Holdings options will reduce the net loss per share amounts reflected in the financial statements.

                              SILGAN HOLDINGS INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (Dollars in thousands)

                                                         June 30,     June 30,
                                                           1996         1995
                                                           ----         ----
Assets
Current assets:
     Cash and cash equivalents .....................   $    1,859     $    841
     Accounts receivable, net ......................      125,724       74,926
     Inventories ...................................      286,448      164,138
     Prepaid expenses and other current assets .....        5,691        6,185
                                                       ----------     --------
         Total current assets ......................      419,722      246,090

Property, plant and equipment, net .................      482,723      255,453
Goodwill, net ......................................       72,713       29,389
Other assets .......................................       29,448       21,244
                                                       ----------     --------
                                                       $1,004,606     $552,176
                                                       ==========     ========

Liabilities and deficiency in stockholder's equity
Current liabilities:
     Trade accounts payable ........................   $   90,361     $ 44,826
     Accrued payroll and related costs .............       41,378       25,307
     Accrued interest payable ......................        6,551        1,735
     Accrued expenses and other current
        liabilities ................................       32,801       20,457
     Bank working capital loans ....................      148,550       39,750
     Current portion of long-term debt .............       27,192       19,514
                                                       ----------     --------
         Total current liabilities .................      346,833      151,589

Long-term debt .....................................      745,550      525,884
Deferred income taxes ..............................        6,836        6,831
Other long-term liabilities ........................       75,523       23,750

Deficiency in stockholders' equity:
     Common stock ..................................           12           12
     Additional paid-in capital ....................       33,606       33,606
     Accumulated deficit ...........................     (203,754)    (189,496)
                                                       ----------     --------
         Total deficiency in stockholders' equity ..     (170,136)    (155,878)
                                                       ----------     --------
                                                       $1,004,606     $552,176
                                                       ==========     ========

                             See accompanying notes.

                              SILGAN HOLDINGS INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                  (Dollars in thousands except per share data)


                                                             Six Months Ended
                                                           --------------------
                                                           June 30,    June 30,
                                                             1996        1995
                                                             ----        ----

Net sales ............................................     $606,922     $404,990

Cost of goods sold ...................................      521,683      346,144
                                                           --------     --------

     Gross profit ....................................       85,239       58,846

Selling, general and administrative expenses .........       27,210       17,729
                                                           --------     --------

     Income from operations ..........................       58,029       41,117

Interest expense and other related
       financing costs ...............................       45,861       34,797
                                                           --------     --------

     Income before income taxes ......................       12,168        6,320

Income tax provision .................................        2,500        4,200
                                                           --------     --------

     Net income ......................................     $  9,668     $  2,120
                                                           ========     ========
Net income per share                                       $   8.34     $   1.83
                                                           ========     ========










                             See accompanying notes.

                              SILGAN HOLDINGS INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                             (Dollars in thousands)

                                                            Six Months Ended
                                                           ------------------
                                                          June 30,     June 30,
                                                            1996         1995
                                                            ----         ----
Cash flows from operating activities:
  Net income .........................................   $   9,668    $   2,120
  Adjustments to reconcile net income
       to net cash used by operating activities:
      Depreciation ...................................      27,153       15,993
      Amortization ...................................       4,761        3,562
      Accretion of discount on discount debentures ...      12,077       15,121
      Changes in assets and liabilities:
        (Increase) in accounts receivable ............     (13,155)      (9,814)
        (Increase) in inventories ....................     (74,520)     (41,709)
        (Decrease) increase in trade accounts
           payable ...................................     (47,834)       7,981
        Other, net ...................................        (864)      (3,390)
                                                         ---------    ---------
           Total adjustments .........................     (92,382)     (12,256)
                                                         ---------    ---------
      Net cash used by operating activities ..........     (82,714)     (10,136)
                                                         ---------    ---------

Cash flows from investing activities:
     Acquisition of St. Louis facility from
        American National Can Company ................     (13,121)        --
     Capital expenditures ............................     (29,031)     (19,671)
     Proceeds from sale of assets ....................       1,521        3,270
                                                         ---------    ---------
     Net cash used in investing activities ...........     (40,631)     (16,401)
                                                         ---------    ---------

Cash flows from financing activities:
     Borrowings under working capital loans ..........     489,100      181,410
     Repayments under working capital loans ..........    (347,650)    (154,260)
     Repayment of long-term debt .....................     (18,348)      (2,454)
                                                         ---------    ---------
      Net cash provided by financing activities ......     123,102       24,696
                                                         ---------    ---------

Net decrease in cash and cash equivalents ............        (243)      (1,841)
Cash and cash equivalents at beginning of year .......       2,102        2,682
                                                         ---------    ---------
Cash and cash equivalents at end of period ...........   $   1,859    $     841
                                                         =========    =========

Supplementary data:
     Interest paid ...................................   $  29,456    $  16,943
     Income taxes paid ...............................         363        8,055


                             See accompanying notes.

                              SILGAN HOLDINGS INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               (Information at June 30, 1996 and 1995 and for the
                       six months then ended is unaudited)


1.       Basis of Presentation

The accompanying condensed unaudited consolidated financial statements of Silgan Holdings Inc. ("Holdings" or the "Company") have been prepared in accordance with Rule 10-01 of Regulation S-X and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. All adjustments of a normal recurring nature have been made, including appropriate estimates for reserves and provisions which are normally determined or settled at year end. In the opinion of the Company, however, the accompanying financial statements contain all adjustments (consisting solely of a normal recurring nature) necessary to present fairly Holdings' financial position as of June 30, 1996 and 1995 and, the results of operations for the six months ended June 30, 1996 and 1995, and the statements of cash flows for the six months ended June 30, 1996 and 1995.

While the Company believes that the disclosures presented are adequate to make the information not misleading, it is suggested that these financial statements be read in conjunction with the financial statements and notes included in Holdings' Annual Report on Form 10-K for the year ended December 31, 1995.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in the first quarter of 1996. Under SFAS No. 121, impairment losses will be recognized when events or changes in circumstances indicate that the undiscounted cash flows generated by the assets are less than the carrying value of such assets. Impairment losses are then measured by comparing the fair value of assets to their carrying amount. There were no impairment losses recognized during the first or second quarter of 1996 as a result of the adoption of SFAS No. 121.

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for the 1996 fiscal year. Under SFAS No. 123, compensation expense for all stock-based compensation plans would be recognized based on the fair value of the options at the date of grant using an option pricing model. As permitted under SFAS No. 123, the Company may either adopt the new pronouncement or follow the current accounting methods as prescribed under APB No. 25. The Company continues to recognize compensation expense in accordance with APB No. 25.

                              SILGAN HOLDINGS INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (Information at June 30, 1996 and 1995 and
                   for the six months then ended is unaudited)


2.       Inventories

Inventories consisted of the following:

                                             June 30,   June 30,
                                               1996       1995
                                               ----       ----
                                            (Dollars in thousands)

             Raw materials and supplies ..   $ 36,776   $ 30,430
             Work-in-process .............     35,107     19,413
             Finished goods ..............    205,233    119,629
             Spare parts and other .......      7,730       --
                                             --------   --------
                                              284,846    169,472
             Adjustment to value inventory
               at cost on the LIFO Method       1,602     (5,334)
                                             --------   --------
                                             $286,448   $164,138
                                             ========   ========


3.       Acquisitions

Set forth below is the Company's summary unaudited pro forma results of operations for the six months ended June 30, 1995. The unaudited pro forma results of operations of the Company for the six months ended June 30, 1995 include the historical results of the Company and the Food Metal & Specialty business of American National Can Company ("AN Can") for such period and give effect to certain pro forma adjustments. The pro forma adjustments made to the historical results of operations for June 30, 1995 reflect the effect of purchase accounting adjustments based upon appraisals and valuations, the financing of the acquisition of AN Can by the Company, the refinancing of certain of the Company's debt obligations, and certain other adjustments as if these events had occurred as of the beginning of 1995. The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. The following unaudited pro forma results of operations do not purport to represent what the Company's results of operations would actually have been had the transactions in fact occurred on January 1, 1995, or to project the Company's results of operations for any future period (in thousands):

                                                 Pro forma
                                               June 30, 1995
                                               -------------

                     Net sales ................   $650,042
                     Income from operations ...     65,488
                     Income before income taxes     20,414
                     Net income ...............     13,114

                              SILGAN HOLDINGS INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (Information at June 30, 1996 and 1995 and
                   for the six months then ended is unaudited)


3.       Acquisitions (continued)

In connection with the acquisition of AN Can, the Company has finalized its plant rationalization and integration plans. These plans consist primarily of the closing or downsizing of manufacturing plants and the integration of the selling, general, and administrative functions of the former AN Can operations with the Company. The Company estimates that costs related to such plans include approximately $6.6 million related to plant exit costs, $22.6 million related to employee severance and relocation costs, and $3.5 million related to administrative workforce reductions. The timing of the plant rationalizations will be primarily dependent on covenants in existing labor agreements and accordingly these costs will be incurred during the period from late 1996 through early 1998. Costs related to administrative workforce reductions and relocation were incurred principally during the second half of 1995 and the first half of 1996. Through June 30, 1996, the Company has incurred costs of $2.5 million for administrative workforce reductions.

During the second quarter of 1996, the purchase price allocation for the AN Can acquisition was adjusted for differences between the actual and preliminary valuations for the asset appraisals and for projected employee benefit costs as well as for a revision in estimated costs of plant rationalizations, administrative workforce reductions and other various matters, which in aggregate resulted in an adjustment to increase goodwill by $20.7 million.


4.       13 1/4% Senior Discount Debentures

On June 15, 1996, the Company redeemed $17.4 million principal amount of its 13 1/4% Senior Discount Debentures due 2002 ("Discount Debentures") at par.


5.       Subsequent Events

On May 31, 1996, Silgan, a wholly-owned subsidiary of the Company, amended its Credit Agreement to, among other things, provide for the borrowing of an additional $125.0 million of B term loans. On July 3, 1996, Silgan borrowed the additional B term loans and as permitted under the Credit Agreement used the proceeds therefrom to fund the redemption by Holdings of $125.0 million principal amount of Discount Debentures at par.

                              SILGAN HOLDINGS INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (Information at June 30, 1996 and 1995 and
                   for the six months then ended is unaudited)


5.       Subsequent Events (continued)

On July 22, 1996, the Company issued 50,000 shares of 13 1/4% Exchangeable Preferred Stock, mandatorily redeemable in 2006 ("Preferred Stock"), for net proceeds of $47.8 million. The Company used $35.8 million of these proceeds to purchase its Class B Common Stock held by Mellon Bank, as trustee for First Plaza Group Trust. During the third quarter, additional paid in capital will be reduced by $15.0 million, the original issuance amount received for the Class B Common Stock, and the remainder of the payment will be applied to Holdings' accumulated deficit. Additionally, the balance of the proceeds received from the issuance of Preferred Stock was used to redeem $12.0 million principal amount of Discount Debentures on August 26, 1996.

In connection with the proposed IPO of the Company's Common Stock, the Company will amend its Certificate of Incorporation to change its authorized capital stock to ___ shares of Common Stock, par value $.01 per share and ___ shares of preferred stock, par value $.01 per share. In addition, immediately prior to the closing of the IPO, the Company will effect a ___ for 1 stock split. A portion of the estimated proceeds from the IPO will be used to redeem the Company's remaining Discount Debentures outstanding (approximately $59.0 million) and to repay a portion of the bank term loans.

Upon the closing of the IPO, the Company will recognize a charge of $___ million for the excess of the fair market value over the grant price of the variable stock options under the Containers and Plastics option plans which convert to Holdings options. In connection with the aforementioned transactions and the proposed IPO, the Company will recognize an extraordinary charge of approximately $2.4 million, net of tax, for the write-off of unamortized deferred financing costs related to the redemption of the Discount Debentures.

In that the stock split ratio and the variable option plan charge will not be determined until immediately prior to the closing of the IPO, share information and per share data have not been adjusted. The impact of the conversion of subsidiary options to Holdings options will reduce the net income per share amounts reflected in the financial statements.

                              SILGAN HOLDINGS INC.
             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

                                Introductory Note

Set forth below is the Company's unaudited pro forma condensed statements of operations for the six months ended June 30, 1996 and the year ended December 31, 1995. The unaudited pro forma results of operations of the Company include the historical results of the Company for such periods and give effect to certain pro forma adjustments.

The unaudited pro forma condensed statement of operations for the six months ended June 30, 1996 gives effect to (i) the sale of $75.0 million of Common Stock offered hereby, (ii) the sale of $50.0 million of Exchangeable Preferred Stock (and the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures), and (iii) the incurrence of $125.0 million of additional B term loans in July 1996 and $17.4 million of working capital loans in June 1996 under the Silgan Credit Agreement, and the use of such proceeds to redeem in full the remaining outstanding amount of Discount Debentures, to purchase the Holdings Class B Stock held by Mellon for $35.8 million, and to repay $9.2 million of bank term loans, as if such events had occurred as of January 1, 1996.

The unaudited pro forma condensed statement of operations for the fiscal year ended December 31, 1995 gives effect to (i) the acquisition of AN Can, (ii) borrowings under the Silgan Credit Agreement which were used to finance the acquisition of AN Can, repay in full amounts owing under the Company's previous credit agreement, and repay the Secured Notes, and (iii) (A) the sale of $75.0 million of Common Stock offered hereby, (B) the sale of $50.0 million of Exchangeable Preferred Stock (and the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures), and (C) the incurrence of $125.0 million of additional B term loans and $75.0 million of working capital loans under the Silgan Credit Agreement, and the use of such proceeds to redeem in full the outstanding amount of Discount Debentures, to purchase the Holdings Class B Stock held by Mellon for $35.8 million, and to repay bank term loans, as if such events had occurred as of January 1, 1995.

In conjunction with the acquisition of AN Can, pro forma adjustments have been made to reflect manufacturing cost savings resulting from the combination of the Company's and AN Can's manufacturing operations, as well as reduced selling, general and administrative expenditures realized as a result of the integration of sales, administrative and research functions of the Company and AN Can. Depreciation, goodwill amortization, and interest expense (including debt amortization) have also been adjusted for the allocated cost of the acquisition of AN Can and its related financing. As required, the Company has not given pro forma effect to the anticipated benefits it will realize as a result of the planned rationalization of its plant operations. The Company will not begin to realize these benefits until 1997.

                              SILGAN HOLDINGS INC.
             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

                                Introductory Note
                                   (continued)


The unaudited pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had such transactions been completed at the beginning of the periods presented, or to project the Company's financial position or results of operations at any future date or for any future period. The unaudited pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. The unaudited pro forma financial data and accompanying notes should be read in conjunction with the historical financial information of Holdings, including notes thereto, included elsewhere in this Prospectus.

                              SILGAN HOLDINGS INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996

                (Dollars in thousands except for per share data)


                                             Pro Forma Adjustments
                                             ---------------------
                                                Debt
                                             Recapital-
                                 Historical  ization(a)  Offering(b)  Pro Forma
                                 ----------  ----------  -----------  ---------
Net sales ......................   $606,922     $ --       $ --        $606,922

Cost of goods sold .............    521,683       --         --         521,683
                                   --------     ------     ------      --------

     Gross profit ..............     85,239       --         --          85,239

Selling, general and
   administrative expenses .....     27,210       --         --          27,210
                                   --------     ------     ------      --------

     Income from operations ....     58,029       --         --          58,029

Interest expense and other
   related financing costs (c)(d)    45,861     (4,066)      (598)       41,197
                                   --------     ------     ------      --------

     Income before income taxes      12,168      4,066        598        16,832

Income tax provision ...........      2,500       (600)(e)   (100)(e)     1,800
                                   --------     ------     ------      --------

     Net income (j) ............      9,668      4,666        698        15,032
                                   --------     ------     ------      --------

Preferred Stock dividend
    requirement ................       --        3,367     (3,367)         --
                                   --------     ------     ------      --------

Net income applicable to common
   stockholders ................   $  9,668     $1,299     $4,065      $ 15,032
                                   ========     ======     ======      ========

Net income per share (i)           $                                   $
                                   ========                            ========

                              SILGAN HOLDINGS INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                (Dollars in thousands except for per share data)

                                   Historical                          Pro Forma Adjustments
                            ------------------------   --------------------------------------------------


                                            ANC Food                     Debt
                               Silgan       Metal &       AN Can      Recapital-
                            Holdings Inc.  Specialty   Acquisition    ization(a)   Offering(b)  Pro Forma
                            -------------  ---------   -----------    ----------   -----------  ---------


Net sales ................   $ 1,101,905    $302,477   $   --         $   --         $  --      $1,404,382

Cost of goods sold .......       970,491     266,156     (1,785)(f)       --            --       1,234,862
                             -----------    --------   --------       --------       -------    ----------

     Gross profit ........       131,414      36,321      1,785           --            --         169,520

Selling, general and
   administrative
   expenses ..............        46,848      17,982     (7,470)(g)       --            --          57,360

Reduction in asset
   carrying value ........        14,745        --         --             --            --          14,745
                             -----------    --------   --------       --------       -------    ----------

     Income from
        operations .......        69,821      18,339      9,255           --           - (h)        97,415

Interest expense
   and other related
   financing costs(c) (d)         80,710       7,476         87        (11,509)        2,112        78,876
                             -----------    --------   --------       --------       -------    ----------

     Income (loss) before
         income taxes ....       (10,889)     10,863      9,168         11,509        (2,112)       18,539

Income tax provision .....         5,100       4,023     (1,923)        (5,200)(e)      --           2,000
                             -----------    --------   --------       --------       -------    ----------

     Net income (loss) (j)       (15,989)      6,840     11,091         16,709        (2,112)       16,539
                             -----------    --------   --------       --------       -------    ----------

Preferred Stock
  dividend requirement ...          --          --         --            6,962        (6,962)         --
                             -----------    --------   --------       --------       -------    ----------

Net income (loss)
  applicable to common
  stockholders ...........   $   (15,989)   $  6,840   $ 11,091       $  9,747       $ 4,850    $   16,539
                             ===========    ========   ========       ========       =======    ==========

      Net income (loss)
         per share (i)       $                                                                  $
                             ===========                                                        ==========



                              SILGAN HOLDINGS INC.
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1995


(a) Debt recapitalization includes adjustments for (i) the sale of $50.0 million of Exchangeable Preferred Stock and (ii) the incurrence of $125.0 million of B term loans and $75.0 million of working capital loans under the Silgan Credit Agreement, and the use of such proceeds to redeem a portion of the Discount Debentures and to purchase the Holdings Class B Stock held by Mellon, as if such events had occurred as of the beginning of the periods presented.

(b) The Offering includes adjustments for (i) the sale of $75.0 million of Common Stock offered hereby and (ii) the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures. The proceeds from the Offering will be used to redeem in full the remaining outstanding amount of Discount Debentures and to repay a portion of the bank term loans.

                              SILGAN HOLDINGS INC.
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1995


(c) Pro forma adjustments made to the historical data for interest expense as of June 30, 1996 and December 31, 1995 consist of the following:

                                             For the six          For the
                                             months ended        year ended
                                           June 30, 1996(1) December 31, 1995(2)
                                           ---------------- -------------------

Historical interest expense ....................  $ 45,861      $ 80,710

Increase in interest  expense  related to
  additional  bank  borrowings  used to
  finance the acquisition of AN Can at
  current borrowing rates(3) ...................      --           8,384

Increase in interest  expense  related to
 additional  bank  borrowings of B term
  loans and working  capital  loans used
  to fund the  redemption of a portion of
  the Discount Debentures at current
  borrowing rates(3) ...........................     6,103        16,832

Increase in interest expense related to
  the exchange of the Exchangeable
  Preferred Stock for Exchange Debentures(4) .......  3,313         6,844

Net increase (decrease) in deferred
  financing costs related to amortization
  of new indebtedness less retired debt costs ..        16          (895)

Decrease in interest expense due to the
  redemption of the Discount Debentures(5) .....   (13,231)      (28,672)

Decrease in interest expense due to
  repayment of bank debt from the excess
  proceeds of the Offering(6) ..................      (865)       (4,327)
                                                  --------      --------

Pro forma interest expense .....................  $ 41,197      $ 78,876
                                                  ========      ========

                              SILGAN HOLDINGS INC.
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1995


      (1) Pro forma interest expense for the six months ended June 30, 1996 gives effect to (i) the sale of $75.0 million of Common Stock offered hereby, (ii) the sale of $50.0 million of Exchangeable Preferred Stock (and the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures), (iii) the incurrence of $125.0 million of additional B term loans in July 1996 and $17.4 million of working capital loans in June 1996 under the Silgan Credit Agreement, and the use of such proceeds to redeem the remaining outstanding amount of Discount Debentures, to purchase the Holdings Class B Stock held by Mellon for $35.8 million, and to repay $9.2 million of bank term loans, as if such events had occurred as of January 1, 1996.

      (2) Pro forma interest expense for the year ended December 31, 1995 gives effect to (i) borrowings under the Silgan Credit Agreement which were used to finance the acquisition of AN Can and repay in full amounts owing under the Company's previous credit agreement and the Secured Notes, and (ii) (A) the sale of $75.0 million of Common Stock offered hereby, (B) the sale of $50.0 million of Exchangeable Preferred Stock (and the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures), and (C) the incurrence of $125.0 million of additional B term loans and $75.0 million of working capital loans under the Silgan Credit
              Agreement, and the use of such proceeds to redeem in full the outstanding amount of Discount Debentures, to purchase the Holdings Class B Stock held by Mellon for $35.8 million, and to repay a portion of the bank term loans, as if such events had occurred as of January 1, 1995.

      (3) For the computations above, the assumed interest rates for borrowings under the Silgan Credit Agreement are based upon the three month LIBOR of 5.531% per annum as of August 29, 1996 plus a fixed spread of 2 1/2% per annum for the A term loans and working capital loans and 3% per annum for the B term loans.

      (4) In conjunction with the Offering, it was assumed that the outstanding shares of Exchangeable Preferred Stock were exchanged for 13 1/4% Subordinated Debentures due July 2006.

      (5)     The  adjustment  in  interest  expense  related  to  the  Discount
              Debentures  has  been   calculated  to  eliminate  the  amount  of
              historical interest incurred.

                              SILGAN HOLDINGS INC.
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1995



      (6) Pursuant to the Silgan Credit Agreement, net equity proceeds in excess of the amount required to redeem the remaining balance of Discount Debentures were applied to repay term loans.

(d) The unaudited pro forma statement of operations for the six months ended June 30, 1996 and for the year ended December 31, 1995 assume that the redemption of the Discount Debentures occurred as of the beginning of the periods presented. Since the redemption of the Discount Debentures did not actually occur as of the beginning of the periods presented and because the Discount Debentures accrete in value, the aggregate principal amount used to calculate interest expense for the pro forma calculations for the six months ended June 30, 1996 and the year ended December 31, 1995 differ from the principal amount of Discount Debentures that will be outstanding at the time of their redemption. Therefore, actual interest expense of the Company will also differ from the interest expense reflected in the pro forma statement of operations. Set forth below is a table estimating annual interest expense based upon the obligations outstanding after the occurrence of the Offering:

                                                                     Estimated
                                                                       Annual
                                               Principal   Interest   Interest
     Debt obligation                             Amount      Rate     Expense
     ---------------                           ---------   --------  -----------
                                             (In millions)         (In millions)

     Bank Working Capital Loan (1)(2) .......   $ 90.0       8.03%      $ 7.2
     Bank A Term Loan (1)(3) ................    219.5       8.03%       17.6
     Bank B Term Loan (1)(3) ................    347.3       8.53%       29.6
     11 3/4% Subordinated Debentures ........    135.0      11.75%       15.9
     Exchange Debentures(4) .................     50.0      13.25%        6.8
                                                                        -----
                                                                        $77.1
        Amortization of debt financing costs (5)                          4.5
                                                                        -----
           Total interest expense and related financing costs           $81.6
                                                                        =====

                              SILGAN HOLDINGS INC.
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1995


      (1)    Assumes borrowing rates set forth in footnote (c)(3) above.

      (2) Assumes average amount of working capital loans outstanding during the year.

      (3) Excludes effect of an interest rate swap agreement for $100.0 million of indebtedness entered into by the Company under which floating rate interest was exchanged for fixed rates of interest in order to mitigate the effect of interest rate fluctuations.

      (4)    Assumes semi-annual compounding.

      (5) Amortization of debt financing costs assumes average annual balance outstanding.


(e) The income tax provision is comprised of federal, state and foreign income taxes currently payable. The income tax provision for the six months ended June 30, 1996 and year ended December 31, 1995 has been adjusted to reflect the federal income tax benefit realized from the deduction of the accreted interest available to the Company as a result of the redemption of the Discount Debentures.

(f)  Pro forma  adjustments to cost of goods sold reflects  adjustments  for (i)
     increased depreciation charges of $2.282 million from historical amounts based upon the fair values of property, plant and equipment acquired, applying an estimated useful life of 25 years for buildings and 5 to 11 years for machinery and equipment, (ii) increased charge for amortization of goodwill of $0.361 million from the historical amount for the excess of fair value of net assets acquired over a 40-year period, (iii) increased employee benefits costs for pension and post-retirement medical expense of $0.239 million to reflect change to Containers' employee benefit plans, and
     (iv) decreased manufacturing costs of $4.667 million resulting from the integration of AN Can with Containers' existing can manufacturing operations.

                              SILGAN HOLDINGS INC.
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1995


(g) Pro forma adjustments to selling, general and administrative expenses reflects adjustments for (i) increased depreciation charges of $0.074 million from historical amounts for the reasons described in footnote (f) above, (ii) increased employee benefits costs for pension and post-retirement medical expense of $0.039 million to reflect change to Containers' employee benefit plans, and (iii) decreased administrative support costs of $7.583 million realized as a result of the integration of Containers' and AN Can's sales, administrative and research functions.

(h) Under the terms of the Containers and Plastics option plans, stock options issued under such plans will be converted to options under Holdings' Stock Option Plan at the time of a public offering by Holdings. In accordance with APB No. 25, options granted under the plans of the operating companies are considered variable options with a final measurement date at the time of conversion. The Company will recognize a charge of $_____ million (assuming an initial public offering price of $_____ per share) for the excess of fair market value over grant price of these options, less amounts previously accrued, at the time of the Offering. Prior to a public offering, the Company recognized compensation expense for the change in pro forma book value since the date of grant of these options, amortized over the vesting period.

(i) Primary earnings per share are based on the weighted average number of shares outstanding during the period, as adjusted in all periods for the Stock Split, and after giving effect to stock options considered to be dilutive common stock equivalents using the treasury stock method. Primary and fully diluted net income (loss) per share are the same for each of the periods.

(j) The pro forma condensed statement of operations does not include extraordinary charges, net of taxes, of $2.4 million for the write-off of unamortized deferred financing costs related to the early redemption of Discount Debentures which will be recorded in the second half of 1996. The pro forma condensed statement of operations for the year ended December 31, 1995 also does not include the historical extraordinary charge of $5.8 million, net of taxes, incurred as a result of the early extinguishment of amounts owing under the Company's debt facilities.

                                  UNDERWRITING


         Subject to the terms and conditions of the Underwriting Agreement, Holdings has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from Holdings, the respective number of shares of Common Stock set forth opposite its name below:

                                                           Number of Shares
                                                           of Common Stock
                                                           ----------------

                       Underwriter
                       -----------

         Goldman, Sachs & Co...............................
         Morgan Stanley & Co. Incorporated.................
         Salomon Brothers Inc..............................



              Total........................................
                                                               ========


         Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

         The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

         Holdings has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered.

         Holdings, the Principal Common Stockholders and BTNY have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date one year after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of Holdings (other than, in respect of Holdings, pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the Offering.

         The Underwriters have reserved up to shares of Common Stock offered hereby for sale to certain employees of the Company at the initial public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such employees will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

         The general partner of MSLEF II is a wholly owned subsidiary of Morgan Stanley Group Inc. ("MS Group"). Two of the Company's directors are employees of wholly owned subsidiaries of MS Group. Morgan Stanley & Co. Incorporated acted as the placement agent for the offering of the Exchangeable Preferred Stock and received compensation for acting in such capacity. See "Management", "Certain Transactions" and "Description of Capital Stock--Description of the Holdings Stockholders Agreement".

         Under Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD"), the Company may be deemed an affiliate of Morgan Stanley & Co. Incorporated. This offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Rule 2720. Goldman, Sachs & Co. will receive compensation from the Company in the amount of $10,000 for serving in such role. In connection with the Offering, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

         Prior to the Offering, there has been no public market for the shares. The initial public offering price will be negotiated among Holdings and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

         It is expected that Common Stock will be quoted on the Nasdaq National Market under the symbol "SLGN".

         The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

               [Reserved for map showing the Company's locations]

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.



                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----


Available Information....................................................    3
Information Incorporated by Reference....................................    3
Prospectus Summary.......................................................    5
Risk Factors.............................................................   14
Use of Proceeds..........................................................   18
Dividend Policy..........................................................   18
Dilution.................................................................   19
Capitalization...........................................................   21
Selected Historical and Pro Forma
    Financial Information................................................   23
Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations...........................................................   29
Business.................................................................   45
Management...............................................................   58
Securities Ownership of Certain
    Beneficial Owners and Management.....................................   69
Certain Transactions.....................................................   71
Description of Capital Stock.............................................   72
Shares Eligible for Future Sale..........................................   77
Description of Certain Indebtedness......................................   78
Legal Matters............................................................   82
Experts..................................................................   82
Index to Consolidated Financial
    Statements...........................................................  F-1
Underwriting.............................................................  U-1




                                     Shares




                              Silgan Holdings Inc.


                                  Common Stock
                           (par value $.01 per share)


                                ---------------

                           [Insert Silgan Trademark]

                                ---------------



                              Goldman, Sachs & Co.

                              Morgan Stanley & Co.
                                  Incorporated

                              Salomon Brothers Inc


                      Representatives of the Underwriters

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         Set forth below is an estimate of the fees and expenses payable by Holdings in connection with the distribution of the Common Stock:

Securities and Exchange Commission registration fee....................  $29,742

NASD filing fee........................................................    9,125

NASDAQ listing fee.....................................................        *

Legal fees and expenses................................................        *

Accountants' fees and expenses.........................................        *

Printing and engraving expenses........................................        *

Blue sky fees and expenses.............................................        *

Transfer Agent and Registrar fees and expenses.........................        *

Miscellaneous..........................................................        *
                                                                         -------


Total..................................................................  $     *
                                                                         =======

--------------------
* To be completed by amendment.

Item 15.  Indemnification of Directors and Officers. Silgan Trademark]

         Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Holdings under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Certificate of Incorporation and By-laws of Holdings provide for indemnification of officers and directors against costs and expenses incurred in connection with any action or suit to which such person is a party to the fullest extent permitted by the DGCL. The Company has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by the directors and officers of the Company in connection with the performance of their duties. Certain of Holdings' affiliates also maintain insurance and provide indemnification substantially similar to the foregoing.

         See item 17(a) of this Registration Statement regarding the position of
the   Commission   on    indemnification    for   liabilities    arising   under
the Securities Act.

Item 16.  Exhibits.

(a) Exhibits:
    --------

Exhibit
Number                                 Description
-------                                -----------

  *1          Form  of   Underwriting   Agreement   between   Holdings  and  the
              Underwriters

   4.1 Indenture, dated as of June 29, 1992, between Holdings and Fleet National Bank, as trustee, with respect to the Discount Debentures (incorporated by reference to Exhibit 1 filed with Holdings' Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-47632).

   4.2 Indenture, dated as of June 29, 1992, between Silgan and Fleet National Bank, as Trustee, with respect to the 11-3/4% Notes
              (incorporated by reference to Exhibit 1 filed with Silgan's Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).

   4.3 Silgan Holdings Inc. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13 1/4% Cumulative Exchangeable Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (incorporated by reference to Exhibit 3 filed with Holdings' Current Report on Form 8-K dated August 2, 1996, Commission File No. 33-28409).

   4.4 Form of Holdings' 13-1/4% Senior Discount Debentures Due 2002 (incorporated by reference to Exhibit 4.4 filed with Holdings' Annual Report on Form 10-K for the year ended December 31, 1992, Commission File No. 33-28409).

   4.5        Form of  Silgan's  11-3/4%  Senior  Subordinated  Notes  due  2002
              (incorporated by reference to Exhibit 4.5 filed with Holdings' Annual Report on Form 10-K for the year ended December 31, 1992, Commission File No. 33-28409).

   4.6 Registration Rights Agreement, dated July 22, 1996, between Holdings and Morgan Stanley (incorporated by reference to Exhibit 5 filed with Holdings' Current Report on Form 8-K dated August 2, 1996, Commission File No. 33-28409).

   4.7 Form of Holdings' 13-1/4% Cumulative Exchangeable Redeemable Preferred Stock Certificate (incorporated by reference to Amendment No. 1 to Holdings' Registration Statement on Form S-4, dated September 9, 1996, Commission File No. 333-9979).

  *5 Opinion of Winthrop, Stimson, Putnam & Roberts as to the legality of the Common Stock.

  10.1 Supply Agreement between Containers and Nestle for Hanford, California, effective August 31, 1987 (incorporated by reference to Exhibit 10(xi) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.2 Amendment to Supply Agreement for Hanford, California, dated July 1, 1990 (incorporated by reference to Exhibit 10.31 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.3 Supply Agreement between Containers and Nestle for Riverbank, California, effective August 31, 1987 (incorporated by reference to Exhibit 10(xii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.4 Supply Agreement between Containers and Nestle for Morton, Illinois, effective August 31, 1987 (incorporated by reference to
              Exhibit 10(vii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.5 Amendment to Supply Agreement for Morton, Illinois, dated July 1, 1990 (incorporated by reference to Exhibit 10.36 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.6 Supply Agreement between Containers and Nestle for Ft. Dodge, Iowa, effective August 31, 1987 (incorporated by reference to
              Exhibit 10(xiv) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.7 Amendment to Supply Agreement for Ft. Dodge, Iowa, dated March 1, 1990 (incorporated by reference to Exhibit 10.38 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.8 Supply Agreement between Containers and Nestle for St. Joseph, Missouri, effective August 31, 1987 (incorporated by reference to
              Exhibit 10(xvii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.9 Amendment to Supply Agreement for St. Joseph, Missouri, dated March 1, 1990 (incorporated by reference to Exhibit 10.42 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.10 Supply Agreement between Containers and Nestle for Trenton, Missouri, effective August 31, 1987 (incorporated by reference to
              Exhibit 10(xviii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.11 Amendment to Supply Agreement for Trenton, Missouri, dated March 1, 1990 (incorporated by reference to Exhibit 10.44 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.12 Supply Agreement between Containers and Nestle for Moses Lake, Washington, effective August 31, 1987 (incorporated by reference to Exhibit 10(xxii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.13 Amendment to Supply Agreement for Moses Lake, Washington, dated March 1, 1990 (incorporated by reference to Exhibit 10.51 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.14 Supply Agreement between Containers and Nestle for Jefferson, Wisconsin, effective August 31, 1987 (incorporated by reference to
              Exhibit 10(xxiii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.15 Amendment to Supply Agreement for Jefferson, Wisconsin, dated March 1, 1990 (incorporated by reference to Exhibit 10.53 filed with Silgan's Registration Statement on Form S-1, dated March 18, 1992, Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.16 Amendment to Supply Agreements, dated November 17, 1989 for Ft. Dodge, Iowa; Hillsboro, Oregon; Jefferson, Wisconsin; St. Joseph, Missouri; and Trenton, Missouri (incorporated by reference to Exhibit 10.49 filed with Silgan's Annual Report on Form 10-K for the year ended December 31, 1989, Commission File No. 33-18719) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).

  10.17 Employment Agreement, dated as of September 14, 1987, between James Beam and Canaco Corporation (Containers) (incorporated by reference to Exhibit 10(vi) filed with Silgan's Registration
              Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719).

  10.18 Employment Agreement, dated as of September 1, 1989, between Silgan, InnoPak Plastics Corporation (Plastics), Russell F. Gervais and Aim (incorporated by reference to Exhibit 5 filed with Silgan's Report on Form 8-K, dated March 15, 1989, Commission File No. 33-28409).

  10.19 InnoPak Plastics Corporation (Plastics) Pension Plan for Salaried Employees (incorporated by reference to Exhibit 10.32 filed with Silgan's Annual Report on Form 10-K for the year ended December 31, 1988, Commission File No. 33-18719).

  10.20 Containers Pension Plan for Salaried Employees (incorporated by reference to Exhibit 10.34 filed with Silgan's Annual Report on Form 10-K for the year ended December 31, 1988, Commission File No. 33-18719).

  10.21 Silgan Holdings Inc. Third Amended and Restated 1989 Stock Option Plan (incorporated by reference to Exhibit 10.84 filed with Holdings' Annual Report on Form 10-K for the year ended December 31, 1995, Commission File No. 33-28409).

  10.22 Form of Holdings Nonstatutory Restricted Stock Option and Stock Appreciation Right Agreement (incorporated by reference to Exhibit
              10.124 filed with Holdings' Annual Report on Form 10-K for the year ended December 31, 1992, Commission File No. 33-28409).

  10.23 Stockholders Agreement, dated as of December 21, 1993, among R. Philip Silver, D. Greg Horrigan, MSLEF II, BTNY, First Plaza and Holdings (incorporated by reference to Exhibit 3 filed with Holdings' Current Report on Form 8-K, dated March 25, 1994, Commission File No. 33-28409).

  10.24 Amended and Restated Management Services Agreement, dated as of December 21, 1993, between S&H and Holdings (incorporated by reference to Exhibit 4 filed with Holdings' Current Report on Form 8-K, dated March 25, 1994, Commission File No. 33-28409).

  10.25 Amended and Restated Management Services Agreement, dated as of December 21, 1993, between S&H and Silgan (incorporated by reference to Exhibit 5 filed with Holdings' Current Report on Form 8-K, dated March 25, 1994, Commission File No. 33-28409).

  10.26 Amended and Restated Management Services Agreement, dated as of December 21, 1993, between S&H and Containers (incorporated by reference to Exhibit 6 filed with Holdings' Current Report on Form 8-K, dated March 25, 1994, Commission File No. 33-28409).

  10.27 Amended and Restated Management Services Agreement, dated as of December 21, 1993, between S&H and Plastics (incorporated by reference to Exhibit 7 filed with Holdings' Current Report on Form 8-K, dated March 25, 1994, Commission File No. 33-28409).

  10.28 Purchase Agreement, dated as of September 3, 1993, between Containers and Del Monte (incorporated by reference to Exhibit 1 filed with Holdings' Current Report on Form 8-K, dated January 5, 1994, Commission File No. 33-28409).

  10.29 Amendment to Purchase Agreement, dated as of December 10, 1993, between Containers and Del Monte (incorporated by reference to Exhibit 2 filed with Holdings' Current Report on Form 8-K, dated January 5, 1994, Commission File No. 33-28409).

  10.30 Supply Agreement, dated as of September 3, 1993, between Containers and Del Monte (incorporated by reference to Exhibit
              10.118 filed with Silgan's Annual Report on Form 10-K for the year ended December 31, 1993, Commission File No. 1-11200). (Portions of this Exhibit are subject to an application for confidential treatment filed with the Commission.)

  10.31 Amendment to Supply Agreement, dated as of December 21, 1993, between Containers and Del Monte (incorporated by reference to Exhibit 10.119 filed with Silgan's Annual Report on Form 10-K for the year ended December 31, 1993, Commission File No. 1-11200). (Portions of this Exhibit are subject to an application for confidential treatment filed with the Commission.)

  10.32 Credit Agreement, dated as of August 1, 1995, among Silgan, Containers, Plastics, the lenders from time to time party thereto, Bankers Trust, as Administrative Agent and as a Co-Arranger, and Bank of America Illinois, as Documentation Agent and as a Co-Arranger (incorporated by reference to Exhibit 2 filed with Holdings' Current Report on Form 8-K, dated August 14, 1995, Commission File No. 33-28409).

  10.33 Amended and Restated Holdings Guaranty, dated as of August 1, 1995, made by Holdings (incorporated by reference to Exhibit 4 filed with Holdings' Current Report on Form 8-K, dated August 14, 1995, Commission File No. 33-28409).

  10.34 Amended and Restated Borrowers Guaranty, dated as of August 1, 1995, made by Silgan, Containers, Plastics, C-W Can and SCCW Can Corporation (incorporated by reference to Exhibit 3 filed with Holdings' Current Report on Form 8-K, dated August 14, 1995, Commission File No. 33-28409).

  10.35 Amended and Restated Security Agreement, dated as of June 18, 1992, among Plastics, Containers and Bankers Trust (incorporated by reference to Exhibit 8 filed with Silgan's Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).

  10.36 Amended and Restated Pledge Agreement, dated as of June 18, 1992, made by Holdings (incorporated by reference to Exhibit 7 filed with Silgan's Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).

  10.37 Amended and Restated Pledge Agreement, dated as of June 18, 1992, made by Silgan (incorporated by reference to Exhibit 5 filed with Silgan's Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).

  10.38 Amended and Restated Pledge Agreement, dated as of June 18, 1992, made by Containers and Plastics (incorporated by reference to Exhibit 6 filed with Silgan's Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).

  10.39 Asset Purchase Agreement, dated as of June 2, 1995, between ANC and Containers (incorporated by reference to Exhibit 1 filed with Holdings' Current Report on Form 8-K, dated August 14, 1995, Commission File No. 33-28409).

  10.40 Placement Agreement between Holdings and Morgan Stanley, dated July 17, 1996 (incorporated by reference to Exhibit 6 filed with Holdings's Current Report on Form 8-K dated August 2, 1996, Commission File No. 33-28409).

 *11 Statement of Computation of Earnings per Share for the six months ended June 30, 1996, for the six months ended June 30, 1996 on a pro forma basis, for the year ended December 31, 1995 and for the year ended December 31, 1995 on a pro forma basis.

**23.1        Consent of Ernst & Young LLP.

**23.2        Consent of Price Waterhouse LLP.

 *23.3        Consent  of  Winthrop,  Stimson,  Putnam &  Roberts  (included  in
              Exhibit 5).


 +24          Power of Attorney (included on signature page).

 *99          Restated Certificate of Incorporation of Holdings.

-------------------------

      * To be filed by amendment.

     ** Filed herewith.


      + Previously filed.

Item 17.  Undertakings.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)  The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES




             Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on October 21, 1996.


                                            SILGAN HOLDINGS INC.



                                            By/s/ R. Philip Silver
                                              ____________________________
                                              R. Philip Silver
                                              Chairman of the Board and
                                              Co-Chief Executive Officer




Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                Title                        Date
---------                                -----                        ----


/s/ R. Philip Silver            Chairman of the Board and
_____________________________   Co-Chief Executive Officer
(R. Philip Silver)              Principal Executive Officer)    October 21, 1996


/s/ D. Greg Horrigan*
_____________________________   President, Co-Chief Executive
(D. Greg Horrigan)                  Officer and Director        October 21, 1996


/s/ Robert H. Niehaus*
_____________________________           Director                October 21, 1996
(Robert H. Niehaus)

Signature                                Title                        Date
---------                                -----                        ----


/s/ Leigh J. Abramson*
_____________________________           Director                October 21, 1996
(Leigh J. Abramson)

/s/ Harley Rankin, Jr.*        Executive Vice President, Chief
_____________________________  Financial Officer and Treasurer
(Harley Rankin, Jr.)            (Principal Financial Officer)   October 21, 1996


/s/ Harold J. Rodriguez, Jr.*  Vice President, Controller and
_____________________________        Assistant Treasurer
(Harold J. Rodriguez, Jr.)      (Principal Accounting Officer)  October 21, 1996



*By:/s/ R. Philip Silver
    _________________________
    R. Philip Silver
    Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.                         Exhibit
-----------                         -------

 23.1            Consent of Ernst & Young LLP.

 23.2            Consent of Price Waterhouse LLP.